    As filed with the Securities and Exchange Commission on January 2, 2008.

                                               Registration No. 333-____________

                                                              File No. 811-08260

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
                         Pre-Effective Amendment No. [ ]
                        Post-Effective Amendment No. [ ]

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]
                              Amendment No. 20 [X]

                      CUNA MUTUAL VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                          CUNA MUTUAL INSURANCE SOCIETY
                               (Name of Depositor)

                                2000 Heritage Way
                               Waverly, Iowa 50677
              (Address of Depositor's Principal Executive Offices)

                  Depositor's Telephone Number: (319) 352-4090

                             Steve Suleski, Esquire
                          CUNA Mutual Insurance Society
                             5910 Mineral Point Road
                                Madison, WI 53705
               (Name and Address of Agent for Service of Process)

Approximate date of proposed public offering: Upon the effective date of this Registration Statement or as soon thereafter as possible.

The registrant hereby amends this registration statement date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of securities being registered: Units of interest in a Variable Account under individual flexible premium deferred variable annuity contracts.

PROSPECTUS                                                       JANUARY 2, 2008

                       MEMBERS(R) CHOICE VARIABLE ANNUITY

              A FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

                                    ISSUED BY

                          CUNA MUTUAL INSURANCE SOCIETY

Inside this Prospectus, you will find basic information about the Contract and the Variable Account that you should know before investing. Please read it carefully and keep it for future reference. CUNA Mutual Insurance Society (the "Company") may sell the Contract to individuals, or in connection with retirement plans, including plans that qualify for special federal tax treatment under the Internal Revenue Code of 1986, as amended.

The investment performance of the mutual fund portfolios underlying the Subaccounts you select will affect the Contract Value to the Payout Date, and will affect the size of variable Income Payments after the Payout Date. You bear the entire investment risk on any amounts you allocate to the Variable Account.

The following mutual funds are available through the Subaccounts of the CUNA Mutual Variable Annuity Account:

ULTRA SERIES FUND

-    Conservative Allocation Fund

-    Moderate Allocation Fund

-    Aggressive Allocation Fund

-    Money Market Fund

-    Bond Fund

-    High Income Fund

-    Diversified Income Fund

-    Large Cap Value Fund

-    Large Cap Growth Fund

-    Mid Cap Value Fund

-    Mid Cap Growth Fund

-    Small Cap Value Fund

-    Small Cap Growth Fund

-    International Stock Fund

-    Global Securities Fund

This Prospectus is accompanied by a current prospectus for the Ultra Series
Fund.

The Statement of Additional Information ("SAI") contains additional information about the Contract and the Variable Account. You will find its table of contents on the last page of this Prospectus. The SAI has been filed with the Securities and Exchange Commission (SEC) and is incorporated by reference. You may obtain a copy of the SAI dated January 2, 2008 free of charge by contacting the Company. Additionally, the SEC maintains a website at http://www.sec.gov that contains the SAI and other information.

Investment in a variable annuity contract is subject to risks, including the possible loss of money. Unlike credit union and bank accounts, money invested in the Variable Account is not insured. Money in the Variable Account is not deposited in or guaranteed by any credit union or bank and is not guaranteed by any government agency.

CUNA BROKERAGE SERVICES, INC. ("CUNA BROKERAGE") SERVES AS THE PRINCIPAL UNDERWRITER AND DISTRIBUTOR OF THE CONTRACT. MORE INFORMATION ABOUT CUNA BROKERAGE IS AVAILABLE AT http://www.finra.com OR BY CALLING 1-800-289-9999. YOU CAN ALSO OBTAIN AN INVESTOR BROCHURE FROM FINRA DESCRIBING ITS PUBLIC DISCLOSURE PROGRAM.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

DEFINITIONS ..............................................................     1

EXPENSE TABLES ...........................................................     3

SUMMARY ..................................................................     5
   The Contract ..........................................................     5
   Charges and Deductions ................................................     6
   Payout Provisions .....................................................     6
   Federal Tax Status ....................................................     7

THE COMPANY, THE VARIABLE ACCOUNT AND THE FUNDS ..........................     7
   CUNA Mutual Insurance Society .........................................     7
   CUNA Mutual Variable Annuity Account ..................................     7
   The Underlying Funds ..................................................     7
   The Ultra Series Fund .................................................     8
   Availability of Funds .................................................     8
   Servicing Fees ........................................................     9
   Voting Rights .........................................................     9
   Material Conflicts ....................................................     9
   Substitution of Securities ............................................     9

DESCRIPTION OF THE CONTRACT ..............................................    10
   Issuance of a Contract ................................................    10
   Right to Examine ......................................................    10
   Purchase Payments .....................................................    10
   Allocation of Purchase Payments .......................................    10
   Contract Value ........................................................    10
   Transfer Privileges ...................................................    11
   Surrenders (Redemption) and Partial Withdrawals .......................    13
   Contract Loans ........................................................    14
   Death Benefit Before the Payout Date ..................................    14
   Proportional Adjustment for Partial Withdrawals .......................    15

MISCELLANEOUS MATTERS ....................................................    15
   Payments ..............................................................    15
   Modification ..........................................................    15
   Reports to Owners .....................................................    16
   Inquiries .............................................................    16

INCOME PAYMENT OPTIONS ...................................................    16
   Payout Date and Proceeds ..............................................    16
   Election of Income Payment Options ....................................    17
   Fixed Income Payments .................................................    17
   Variable Income Payments ..............................................    17
   Description of Income Payment Options .................................    17
   Death Benefit After the Payout Date ...................................    19

CHARGES AND DEDUCTIONS ...................................................    19
   Mortality and Expense Risk Charges ....................................    19
   Fund Expenses .........................................................    19
   Annual Contract Fee ...................................................    19
   Transfer Processing Fee ...............................................    19
   Duplicate Contract Charge .............................................    20
   Premium Taxes .........................................................    20
   Enhanced Death Benefit Rider Charges ..................................    20
   Endorsement Charges ...................................................    20
   Other Taxes ...........................................................    20

RIDERS AND ENDORSEMENTS ..................................................    20
   Maximum Anniversary Value Death Benefit ...............................    20
   5% Annual Guarantee Death Benefit .....................................    21
   Minimum Death Benefit Guarantee Rider .................................    21
   Change of Annuitant Endorsement .......................................    21
   Income Payment Increase Endorsement ...................................    22

DISTRIBUTION OF THE CONTRACT .............................................    22

FEDERAL TAX MATTERS ......................................................    23
   Introduction ..........................................................    23
   Tax Status of the Contract ............................................    23
   Taxation of Annuities .................................................    24
   Separate Account Charges ..............................................    25
   Transfers, Assignments, or Exchanges of a Contract ....................    25
   Withholding ...........................................................    25
   Multiple Contracts ....................................................    26
   Taxation of Qualified Plans ...........................................    26
   Possible Charge for the Company's Taxes ...............................    27
   Other Tax Consequences ................................................    27

LEGAL PROCEEDINGS ........................................................    28

FINANCIAL STATEMENTS .....................................................    28

APPENDIX A - FINANCIAL HIGHLIGHTS ........................................    29

STATEMENT OF ADDITIONAL INFORMATION-TABLE OF  CONTENTS ...................    31

                                   DEFINITIONS

ACCUMULATION UNIT

A unit of measure used to calculate Variable Contract Value.

ANNUITANT

The person or persons named in the application and on whose life the first Income Payment is to be made. The maximum number of joint Annuitants is two and provisions referring to the death of an Annuitant mean the death of the last surviving Annuitant. Only spouses may be joint Annuitants, unless otherwise required by state law.

BENEFICIARY

The person to whom the proceeds payable on the death of an Annuitant will be paid.

CODE

The Internal Revenue Code of 1986, as amended.

COMPANY

CUNA Mutual Insurance Society.

CONTRACT ANNIVERSARY

The same date in each Contract Year as the Contract Issue Date.

CONTRACT ISSUE DATE

The date on which the Company issues the Contract and upon which the Contract becomes effective. This date is shown on the data page of the Contract and is also used to determine Contract Years and Contract Anniversaries.

CONTRACT VALUE

The total amount invested under the Contract. It is the sum of the Variable Contract Value and the Loan Account Value.

CONTRACT YEAR

A twelve-month period beginning on the Contract Issue Date or on a Contract Anniversary.

DUE PROOF OF DEATH

Proof of death satisfactory to the Company. Such proof may consist of the following if acceptable to the Company:

     (a)  a certified copy of the death record;

     (b)  a certified copy of a court decree reciting a finding of death;

     (c)  any other proof satisfactory to the Company.

FUND

An investment portfolio of Ultra Series Fund or any other open-end management investment company or unit investment trust in which a Subaccount invests.

GENERAL ACCOUNT

The assets of the Company other than those allocated to the Variable Account or any other separate account of the Company.

HOME OFFICE

The Company's principal office at 2000 Heritage Way, Waverly, Iowa 50677. The telephone number is 1-800-798-5500.

INCOME PAYMENT

One of several periodic payments made by the Company to the Payee under an Income Payment Option.

INCOME PAYMENT OPTION

The form of Income Payments selected by the Owner under the Contract.

INCOME UNIT

A unit of measure used to calculate variable Income Payments.

LOAN ACCOUNT

For any Contract, a portion of the Company's General Account to which Contract Value is transferred to provide collateral for any loan taken under the Contract.

LOAN AMOUNT

The sum of your loan principal plus any accrued loan interest.

NET PURCHASE PAYMENT

A purchase payment less any deduction for premium taxes.

OWNER

The person(s) ("you") who own(s) the Contract and who is (are) entitled to exercise all rights and privileges provided in the Contract.

PAYEE

The person receiving Income Payments during the Payout Period. The Annuitant is the Payee unless the Owner specifies otherwise.

PAYOUT DATE

The date on which Payout Proceeds are applied to an Income Payment Option.

PAYOUT PROCEEDS

The Contract Value less any Loan Amount, less any premium taxes, less a pro-rated portion of the annual Contract fee, and less any applicable rider charges as of the Payout Date.

QUALIFIED CONTRACT

A contract that is issued in connection with retirement plans that qualify for special federal income tax treatment under Section(s) 401, 403(b), 408, 408A or 457 of the Code.

SUBACCOUNT

A subdivision of the Variable Account, the assets of which are invested in a corresponding Fund.

SUBACCOUNT VALUE

Before the Payout Date, that part of any Net Purchase Payment allocated to the Subaccount plus any Contract Value transferred to that Subaccount, adjusted by interest income, dividends, net capital gains or losses (realized or unrealized), and decreased by withdrawals (including any applicable surrender charges, administrative fee or premium taxes) and any Contract Value transferred out of that Subaccount.

SURRENDER VALUE

The Contract Value less any applicable premium taxes, annual contract fee, any charge for riders and Loan Amount.

VALUATION DAY

For each Subaccount, each day that the New York Stock Exchange is open for business except days that the Subaccount's corresponding Fund does not value its shares.

VALUATION PERIOD

The period beginning at the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the next succeeding Valuation Day.

VARIABLE ACCOUNT

CUNA Mutual Variable Annuity Account.

VARIABLE CONTRACT VALUE

The sum of the Subaccount Values.

WRITTEN REQUEST

A written notice or request in a form satisfactory to the Company which is signed by the Owner and received at the Home Office. A Written Request may also include a telephone or fax request for specific transactions that are made as allowed under the terms of an executed telephone or fax authorization, with original signature, on file at the Home Office.

                                 EXPENSE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time that you buy the Contract, take a loan from the Contract, make partial withdrawals from or fully surrender the Contract, take a loan from the Contract, or transfer Contract Value between the Subaccounts. This table also includes the charges that would be paid for the optional endorsements. State premium taxes may also be deducted.

OWNER TRANSACTION EXPENSES

Sales Load on purchase payments                                    None
Maximum Surrender Charge (Contingent Deferred Sales Charge) as a
   percentage of purchase payments surrendered or withdrawn        None
Transfer Processing Fee                                            $10 per transfer*
Duplicate Contract Charge                                          $30 for each duplicate Contract
Loan Interest Spread                                               2.00%**
Charges for endorsements
Change of Annuitant Endorsement                                    $150***
Income Payment Increase Endorsement                                $150***

* The Company only charges this fee after the first 12 transfers each Contract Year. The Company currently does not impose this fee.

** The Loan Interest Spread is the difference between the amount of interest the Company charges you for a loan (at an effective annual rate of 6.50%) and the amount of interest the Company credits to the Loan Account (currently, an effective annual rate of 4.50%), guaranteed to be at least an effective annual rate of 3.00%.

*** Generally, there is no charge for this endorsement; however, if the Owner exercises the rights under this endorsement during the first two Contract Years, the Company reserves the right to charge up to $150 for the endorsement.

**** Currently there is no charge for this endorsement, however, the Company reserves the right to charge up to $150 for the endorsement.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses. This table also includes the charges you would pay if you added optional riders to your Contract.

PERIODIC CHARGES OTHER THAN FUND EXPENSES

Annual Contract Fee                                                 $30 per Contract Year*
Variable Account Annual Expenses
   (as a percentage of average daily Variable Contract Value):
   Mortality and Expense Risk Charge                                                 1.15%
   Total Variable Account Annual Expenses                                            1.15%
Annual Charges for Optional Riders and Endorsements
   Maximum Anniversary Value Death Benefit
      (as a percentage of average Contract Value assessed on each
      Contract's Anniversary for the prior year):                                    0.15%
   5% Annual Guarantee Death Benefit**
      (as a percentage of average Contract Value assessed on each
      Contract's Anniversary for the prior year):
   Minimum Guarantee Death Benefit (issue age 76+)                                   0.20%
      (as a percentage of average Contract Value assessed on each
      Contract's Anniversary for the prior year):
                                                                                     0.15%

*    This fee is currently waived if the Contract Value is $25,000 or more.

** For contracts issued before May 1, 2003, the charge is 0.15% of the average monthly account value for the prior year.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for the Funds.

RANGE OF EXPENSES FOR THE FUNDS

                                                                   MINIMUM   MAXIMUM
                                                                   -------   -------
TOTAL ANNUAL FUND OPERATING EXPENSES (total of all expenses that are deducted from Fund assets, including management fees,
   12b-1 fees, and other expenses)                                  0.46%  -  1.26%

The expenses used to prepare this table were provided to the Company by the Funds. The expenses shown reflect the highest and lowest expenses incurred for the year ended December 31, 2006, rounded to the nearest 100th of one percent. Current or future expenses may be greater or less than those shown. With respect to the Conservative Allocation Fund, Moderate Allocation Fund and the Aggressive Allocation Fund, the expenses shown here also include expenses for the funds acquired by these "fund of funds" investment options.

EXAMPLE OF MAXIMUM CHARGES

The Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The Examples show the maximum costs of investing in the Contract, including surrender charges, the annual Contract Fee (after being converted into a percentage), Variable Account annual expenses, the 5% Annual Guarantee Death Benefit (assuming election after May 1, 2003) Fee, the maximum charges for the most expensive combination of optional riders and endorsements, and the maximum Annual Fund Operating Expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 year   3 years   5 years   10 years
------   -------   -------   --------
$283       $868     $1,479    $3,128

The Example does not reflect transfer processing fees or premium tax charges (which may range up to 3.5%, depending on the jurisdiction).

THE EXAMPLE IS AN ILLUSTRATION AND DOES NOT REPRESENT PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN. SIMILARLY, YOUR RATE OF RETURN MAY BE MORE OR LESS THAN THE 5% ASSUMED IN THE EXAMPLE.

The example provided above assumes that no transfer charges, premium tax charges, or charges for the Change of Annuitant Endorsement and Income Payment Increase Endorsement have been assessed. The example also reflects the annual Contract fee of $30, after being converted into a percentage, and the most expensive combination of optional riders and endorsements.

In addition, certain Funds may impose a redemption fee of no more than 2% of the amount of Fund shares redeemed. We may be required to implement a Fund's redemption fee. The redemption fee will be assessed against your Contract Value. For more information, please see each Fund's prospectus.

Appendix A to this Prospectus provides certain financial information containing the Subaccounts, including information about Accumulation Unit Values.

                                     SUMMARY

The following section summarizes certain provisions that the Company describes in more detail later in the Prospectus.

                                  THE CONTRACT

Issuance of a Contract. The Company issues Contracts to individuals or to employers or other groups in connection with retirement plans.

Right to Examine Period. You have the right to return the Contract within 10 days after you receive it and the Company will return the Contract Value or the amount required by law. State or federal law may require additional return privileges. If you return the Contract, it will become void.

Purchase Payments. Generally, the minimum initial purchase payment is $25,000.

Allocation of Purchase Payments. You may allocate purchase payments to one or more of the Subaccounts of the Variable Account. Each Subaccount invests solely in a corresponding underlying Fund. The investment performance of the Fund(s) will affect the Subaccount in which you invest your purchase payments and your Contract Value.

Transfers. On or before the Payout Date, you may transfer all or part of the Contract Value between Subaccount(s) subject to certain restrictions.

No fee currently is charged for transfers, but the Company reserves the right to charge $10 for each transfer over 12 during a Contract Year.

Partial Withdrawal. You may withdraw part of your Contract's Surrender Value by Written Request to the Company on or before the Payout Date, subject to certain limitations.

Surrender. You may surrender the Contract and receive its Surrender Value, by Written Request to the Company before the Payout Date.

Replacement of Existing Contract. It may not be in your best interest to surrender, lapse, change, or borrow from an existing life insurance policy or annuity contract in connection with the purchase of the Contract. Before doing so, you should compare both contracts carefully. Remember that if you exchange another contract for one described in this Prospectus, you might have to pay a surrender charge and tax, including a possible penalty tax, on your old contract, and under this Contract there will be a new surrender charge period, other charges may be higher, and the benefits may be different. You should not exchange another contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract (that person will generally earn a commission if you buy this Contract through an exchange or otherwise).

State Variations. Certain provisions of the Contract may be different than the general description in this Prospectus, and certain riders and options may not be available, because of legal restrictions in your state. Contact the Home Office or see your Contract for specific variations since any such state variations will be included in your Contract or in riders or endorsements attached to your Contract.

Other Annuity Contracts. The Company offers other variable annuity contracts that have different contract features, death benefits, and optional programs. However, these other contracts also have different charges that would affect your Subaccount performance and Contract Value. To obtain more information about these other contracts, contact the Home Office or your sales representative.

Qualified Contracts. An advantage of the Contract is that it provides the ability to accumulate Contract Value on a tax-deferred basis. However, the purchase of a Qualified Contract to fund a tax-qualified retirement plan does not provide any additional tax deferred treatment beyond the treatment provided by the tax-qualified retirement plan itself. Therefore, Qualified Contracts should be purchased for other features and benefits offered under the Contract, such as guaranteed death benefit.

                             CHARGES AND DEDUCTIONS

The Contract contains the following charges and deductions:

Annual Contract Fee. The Contract has an annual Contract fee of $30. (This fee is waived if the Contract Value is $25,000 or more.)

Mortality and Expense Risk Charge. The Company deducts a daily mortality and expense risk charge to compensate it for assuming certain mortality and expense risks. The Company may use any profits from this charge to finance other expenses, including expenses incurred in the administration of the Contracts and distribution expenses related to the Contracts. The charges are deducted from the Variable Account at a rate of 0.003151% per day which is an annual rate of 1.15% of average Variable Contract Value.

Premium Tax Charges. The Company deducts a charge for any state or local premium taxes applicable to a Contract. The Company reserves the right to deduct premium taxes at the time it pays such taxes. State premium taxes currently range from 0% to 3.5%.

Loan Interest Charge. The Company charges an annual interest rate of 6.50% on loans. After offsetting the 3.00% interest the Company guarantees it will credit to the Loan Account, the maximum guaranteed net cost of loans is 3.50% (annually).

Rider Charges. The Company deducts a charge on each Contract Anniversary for each of three optional death benefit riders. This charge is at an annual rate of 0.15% of the average monthly Contract Value for the prior Contract Year for the Maximum Anniversary Value Death Benefit and the Death Benefit. The charge is at an annual rate of 0.20% of the average monthly Contract Value for the prior Contract Year for the 5% Annual Guarantee Death Benefit. For purchases before May 1, 2003, the charge for the 5% Annual Guarantee Death Benefit is at an annual rate of 0.15% of the average monthly Contract Value for the prior Contract Year. In addition, the Company reserves the right to charge up to $150 if the Owner exercises rights under the Change of Annuitant Endorsement in the first two contract years. The Company also reserves the right to charge up to $150 for the Income Payment Endorsement.

Transfer Processing Fee. Currently no fee is charged for transfers. However, the Company reserves the right to charge $10 for the 13th transfer and each additional transfer during a Contract Year.

Duplicate Contract Charge. You can obtain a summary of your Contract at no charge. There will be a $30 charge for a duplicate Contract. In addition, a Written Request is needed to request a duplicate contract.

Fund Expenses. The underlying funds also charge annual fund expenses at the ranges shown in the Expense Table.

The Contract is available for purchase by individuals, corporations and other groups. We may reduce or waive certain charges (Annual Administration Fee or other charges) where the size or nature of such sales results in savings to us with respect to sales, administrative, or other costs. We also may reduce or waive charges on Contracts sold to officers, directors, and employees of CUNA Mutual Insurance Society or its affiliates. The extent and nature of the reduction or waiver may change from time to time, and the charge structure may vary.

Generally, we may reduce or waive charges based on a number of factors, including:

-    The number of Contract Owners;

-    The size of the group of purchasers;

-    The total premium expected to be paid;

-    The purpose for which the Contracts are being purchased;

-    Total assets under management for the owner;

-    The expected persistency of individual Contracts; and

- Any other circumstances which are rationally related to the expected reduction in expenses.

Contact our service center or your agent for more information about charge reductions and waivers.

                                PAYOUT PROVISIONS

You select the Payout Date, subject to certain limitations.

On the Payout Date, the Payout Proceeds will be applied to an Income Payment Option, unless you choose to receive the Surrender Value in a lump sum.

                               FEDERAL TAX STATUS

Generally, any distribution from your Contract may result in taxable income. A 10% federal penalty tax may also apply to distributions before age 59 1/2. For a further discussion of the federal income tax status of variable annuity contracts, see Federal Tax Matters.

                 THE COMPANY, THE VARIABLE ACCOUNT AND THE FUNDS

                          CUNA MUTUAL INSURANCE SOCIETY

CUNA Mutual Insurance Society is a mutual life insurance company that was originally organized in Wisconsin in 1935. Effective May 3, 2007, the Company was redomesticated in Iowa, and effective January 1, 2008, CUNA Mutual Life Insurance Company mergered into CUNA Mutual Insurance Society.

The Company is one of the world's largest direct underwriters of credit life and disability insurance, and is a major provider of qualified pension products to credit unions. Further, the Company offers fixed and variable annuities, individual life insurance, health policies, term and permanent life insurance, and long-term care insurance.

The Home Office of the Company is located at 2000 Heritage Way, Waverly, Iowa 50677-9202. The telephone number is 1-800-798-5500.

As of December 31, 2006, before the merger, the Company had approximately $9.3 billion in assets and more than $15.5 billion of life insurance in force.

                      CUNA MUTUAL VARIABLE ANNUITY ACCOUNT

The Variable Account was established by the Company as a separate account on December 14, 1993. The Variable Account invests in the Funds described below. The Variable Account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Variable Account or of the Company by the SEC. The Variable Account is also subject to the laws of the State of Iowa which regulate the operations of insurance companies domiciled in Iowa.

The Variable Account is divided into 15 Subaccounts. In the future, the number of Subaccounts may change. Each Subaccount invests exclusively in shares of a single corresponding Fund. The income, gains and losses, are credited to or charged against that Subaccount reflect only the Subaccount's investment experience and not the investment experience of the Company's other assets.

Although the assets in the Variable Account are the property of the Company, the assets in the Variable Account attributable to the Contracts are not chargeable with liabilities arising out of any other business which the Company may conduct. The assets of the Variable Account that exceed the Company's liabilities arising under the Contracts may be transferred by the Company to the General Account and used to pay its liabilities. All obligations arising under the Contracts are general corporate obligations of the Company.

                              THE UNDERLYING FUNDS

The Subaccounts invest in the Ultra Series Fund. The Ultra Series Fund, an affiliate of the Company, is a management investment company of the series type with one or more Funds, and each is an open-end, management investment company.

The investment objectives and policies of each Fund are summarized below. THERE IS NO ASSURANCE THAT ANY FUND WILL ACHIEVE ITS STATED OBJECTIVES. More detailed information, including a description of risks and expenses, may be found in the Fund's prospectuses which must accompany or precede this Prospectus. The Fund's prospectus should be read carefully and retained for future reference.

THE ULTRA SERIES FUND

Currently, the Ultra Series Fund offers Funds as investment options under the Contracts.

Conservative Allocation Fund. This Fund seeks income, capital appreciation and relative stability of value by investing primarily in shares of underlying funds, including Exchange Traded Funds (ETFs). The Fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by MEMBERS Capital Advisors, the Fund's investment adviser.

Moderate Allocation Fund. This Fund seeks capital appreciation, income and moderated market risk by investing primarily in shares of underlying funds, including Exchange Traded Funds (ETFs). The Fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by MEMBERS Capital Advisors, the Fund's investment adviser.

Aggressive Allocation Fund. This Fund seeks capital appreciation by investing primarily in shares of underlying funds, including Exchange Traded Funds (ETFs). The Fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by MEMBERS Capital Advisors, the Fund's investment adviser.

Money Market Fund. This Fund seeks high current income from money market instruments consistent with preservation of capital and liquidity. AN INVESTMENT IN THE MONEY MARKET FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT.

Bond Fund. This Fund seeks a high level of current income, consistent with the prudent limitation of investment risk.

High Income Fund. This Fund seeks high current income. The Fund also seeks capital appreciation but only when consistent with its primary goal.

Diversified Income Fund. This Fund seeks a high total return through the combination of income and capital appreciation.

Large Cap Value Fund. This Fund seeks long-term capital growth with income as a secondary consideration.

Large Cap Growth Fund. This Fund seeks long-term capital appreciation.

Mid Cap Value Fund. This Fund seeks long-term capital appreciation.

Mid Cap Growth Fund. This Fund seeks long-term capital appreciation.

Small Cap Value Fund. This Fund seeks long-term capital appreciation.

Small Cap Growth Fund. This Fund seeks long-term capital appreciation.

International Stock Fund. This Fund seeks long-term growth of capital.

Global Securities Fund. This Fund seeks capital appreciation.

MEMBERS Capital Advisors, Inc. serves as investment adviser to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the trustees of the Ultra Series Fund.

The Funds described above are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. The investment performance and results of the Fund portfolios available under the Contract may be lower, or higher, than the investment results of such other publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Fund portfolios available under the Contract will be comparable to the investment results of any other mutual fund portfolio, even if the other portfolio has the same investment adviser or manager and the same investment objectives and policies, and a very similar name. During the extended periods of low interest rates, the yields of the Money Market Fund may become extremely low and possibly negative.

                              AVAILABILITY OF FUNDS

The Variable Account purchases shares of the Ultra Series Fund in accordance with a participation agreement. If the participation agreement terminates, the Variable Account may not be able to purchase additional shares of the Fund(s) covered by the agreement. Likewise, in certain circumstances, it is possible that shares of a Fund may not be available to the Variable Account even if the participation agreement relating to that Fund has not been terminated. In either event, Owners will no longer be able to allocate purchase payments or transfer Contract Value to the Subaccount investing in the Fund.

                                 SERVICING FEES

The Company has entered into agreements with the investment adviser of the Funds pursuant to which the adviser pays the Company a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Account (and other separate accounts of the Company and its affiliates) in the Funds. These percentages are equal to 0.20% of the Funds' average daily net assets. The percentage amount may be based on assets of the Fund attributable to the Contract along with certain other variable contracts issued and administered by the Company (or an affiliate).

These fees are for administrative services provided to the Funds by the Company and its affiliates. Payments of fees under these agreements by the adviser do not increase the fees or expenses paid by the Funds or their shareholders. The amounts the Company receives under these agreements may be significant.

                                  VOTING RIGHTS

Owners with Variable Contract Value are entitled to certain voting rights for the Funds underlying the Subaccounts in which they are invested. The Company will vote Fund shares attributable to Owners at special shareholder meetings based on instructions from such Owners. However, if the law changes and the Company is allowed to vote in its own right, it may elect to do so. Owners with voting interests in a Fund will be notified of issues requiring the shareholders' vote as soon as possible before the shareholder meeting.

Notification will contain proxy materials and a form with which to give the Company voting instructions. The Company will vote shares for which no instructions are received in the same proportion as those that are received. Before the Payout Date, the number of shares which an Owner may vote is determined by dividing the Subaccount Value by the net asset value of that Fund.

On or after the Payout Date, an Owner's voting interest, if any, is determined by dividing the dollar value of the liability for future variable Income Payments to be paid from the Subaccount by the net asset value of the Fund underlying the Subaccount. The Company will designate a date for this determination not more than 90 days before the shareholder meeting.

                               MATERIAL CONFLICTS

The Funds are offered through other separate accounts of the Company and directly to employee benefit plans affiliated with the Company. The Company does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interest of the Variable Account and one or more of the other separate accounts in which these Funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the Owners and those of owners of other types of contracts issued by the Company. Material conflicts could also arise between the interests of Owners (or owners of other types of contracts issued by the Company) and the interests of participants in employee benefit plans invested in the Funds). If a material conflict occurs, the Company will take steps to protect Owners and variable annuity Payees, including withdrawal of the Variable Account from participation in the Fund(s) involved in the conflict.

                           SUBSTITUTION OF SECURITIES

The Company may add, substitute, eliminate, or combine shares of other mutual funds for shares already purchased or to be purchased in the future if either of the following occurs:

1)   shares of a current Fund are no longer available for investment; or

2)   further investment in a Fund is inappropriate.

The substituted funds may have higher fees and expenses. Funds may be added to the product, but their availability may be limited to certain classes of Owners. Funds may also be closed to allocations of purchase payments or Contract Value, or both, and to all or only certain classes of Owners.

No substitution, elimination, or combination of shares may take place without the approval of the SEC and applicable state insurance departments.

                           DESCRIPTION OF THE CONTRACT

ISSUANCE OF A CONTRACT

In order to purchase a Contract, application must be made through a representative of CUNA Brokerage Services, Inc. ("CUNA Brokerage") or a representative of a broker-dealer that has a selling agreement with CUNA Brokerage. Applications and initial purchase payments submitted to such sales representatives cannot be processed until the Company receives them from such representatives at the Home Office. Contracts may be sold to or in connection with retirement plans that do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code. Neither the Owner nor the Annuitant may be older than age 85 on the Contract Issue Date.

The Company may also be required to provide additional information about an Owner's account to government regulators. In addition, the Company may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans, or death benefits, until instructions are received from the appropriate regulator.

RIGHT TO EXAMINE

The Contract provides for an initial "right to examine" period. The Owner has the right to reject the Contract for any reason within ten days of receiving it. In some states, this period may be longer than 10 days. Depending upon the state of issuance of the Contract, the Owner is subject to market risk during the Right to Examine period. The Contract may be returned, along with a written request, to the Home Office or sales representative within ten days of receipt. The Company will refund the Contract Value or another amount required by law as of the date the Home Office receives a complete written request. The refunded Contract Value will reflect the deduction of any Contract charges, unless otherwise required by law. State and/or federal law may provide additional return privileges.

Liability of the Variable Account under this provision is limited to the Contract Value in each Subaccount on the date of revocation. Any additional amounts refunded to the Owner will be paid by the Company.

PURCHASE PAYMENTS

Generally, the minimum amount required to purchase a Contract is $25,000. The minimum size for contracts sold under 457(f) deferred compensation plans is $10,000.

The minimum size for a subsequent purchase payment is $100, unless the payment is made through an automatic purchase payment plan in which case the minimum size is $25. Purchase payments may be made at any time during the Annuitant's lifetime and before the Payout Date. Additional purchase payments after the initial purchase payment are not required (so long as the minimum purchase amount has been paid).

The Company reserves the right not to accept: (1) purchase payments received after the Contract Anniversary following the Annuitant's 85th birthday, (2) purchase payments of less than $100, (3) purchase payments in excess of $1 million, and (4) if mandated under applicable law.

ALLOCATION OF PURCHASE PAYMENTS

The Company allocates purchase payments to Subaccounts as instructed by the Owner. An allocation to a Subaccount must be for at least 1% of a purchase payment and be in whole percentages.

If the application for a Contract is properly completed and is accompanied by all the information necessary to process it, including payment of the initial purchase payment, the initial Net Purchase Payment will be allocated to one or more of the Subaccounts within two Valuation Days of receipt by the Company at the Home Office. If the application is not properly completed, the Company reserves the right to retain the purchase payment for up to five Valuation Days while it attempts to complete the application. If information which completes the application is received after 3:00 p.m. Central Time, the initial Net Purchase Payment will be allocated on the next Valuation Day. If the application is not complete at the end of the 5-day period, the Company will inform the applicant of the reason for the delay and the initial purchase payment will be returned immediately, unless the applicant specifically consents to the Company retaining the purchase payment until the application is complete. Once the application is complete, the initial Net Purchase Payment will be allocated as designated by the Owner within two Valuation Days.

The Company will process additional purchase payments at the Accumulation Unit value next determined after the Company receives the purchase payments at the Home Office.

CONTRACT VALUE

The Contract Value is the sum of Variable Contract Value, and the value in the Loan Account.

Determining the Variable Contract Value. The Variable Contract Value is determined at the end of each Valuation Period and reflects the investment experience of the selected Subaccounts, after applicable charges. The value will be the total of the values attributable to the Contract in each of the Subaccounts (i.e., Subaccount Value). The Subaccount

Values are determined by multiplying that Subaccount's Accumulation Unit value by the number of Accumulation Units.

Determination of Number of Accumulation Units. Any Net Purchase Payment allocated to a Subaccount or Contract Value transferred to a Subaccount is converted into Accumulation Units of that Subaccount. The number of Accumulation Units is determined by dividing the dollar amount being allocated or transferred to a Subaccount by the Accumulation Unit value for that Subaccount. The number of Accumulation Units is increased by additional purchase payments or allocations. The number of Accumulation Units does not change as a result of investment experience.

Any Contract Value transferred, surrendered, or deducted from a Subaccount is processed by canceling or liquidating Accumulation Units. The number of Accumulation Units canceled is determined by dividing the dollar amount being removed from a Subaccount by the Accumulation Unit value.

Determination of Accumulation Unit Value. The Accumulation Unit value for a Subaccount is calculated for each Valuation Period by subtracting (2) from (1) and dividing the result by (3), where:

     (1) Is:

          (a) the net assets of the Subaccount as of the end of the Valuation Period;

          (b) plus or minus the net charge or credit with respect to any taxes paid or any amount set aside as a provision for taxes during the Valuation Period.

     (2) The daily charge for mortality and expense risks and for administration multiplied by the number of days in the Valuation Period.

     (3) The number of Accumulation Units outstanding as of the end of the Valuation Period.

The value of an Accumulation Unit may increase or decrease as a result of investment experience.

TRANSFER PRIVILEGES

General. Before the Payout Date, the Owner may make transfers between the Subaccounts as described below.

Amounts transferred to a Subaccount will receive the Accumulation Unit value next determined after the transfer request is received.

No fee is currently charged for transfers, but the Company reserves the right to charge $10 for each transfer in excess of 12 in a Contract Year.

Subject to the above, there is currently no limit on the number of transfers that can be made among or between Subaccounts.

Transfers may be made by Written Request or by telephone.

The Company will send a written confirmation of all transfers made pursuant to telephone instructions. The Company will use reasonable procedures to confirm that telephone instructions are genuine. These procedures may include requiring callers to identify themselves and the Owner or others (e.g., Beneficiary) by name, social security number, date of birth, or other identifying information. There are risks associated with telephone transactions that don't occur if a Written Request is submitted. Anyone authorizing or making telephone requests bears those risks. The Company will not be liable for any liability or losses resulting from unauthorized or allegedly unauthorized telephone requests that the Company believes are genuine.

The Company may record telephone requests. The Company reserves the right to suspend telephone (and facsimile) instructions at any time for any class of Contracts for any reason.

Telephone (and facsimile) may not always be available. Any telephone (and facsimile), whether it is yours, your service provider's, your sales representative's, or the Company's, can experience outages or slowdowns for a variety of reasons. For example, telephone communications may not be available due to natural disasters (such as hurricanes or earthquakes), man-made disasters (such as acts of terrorism, computer failures, electrical blackouts, or certain fires), or simply because of a high number of calls (which is likely to occur during periods of high market turbulence). These outages or slowdowns may delay or prevent processing your request. Although the Company has taken precautions to help its systems handle heavy use, it cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to the Home Office.

The Company may modify, restrict, or terminate the transfer privileges at any time for any reason.

Additional Transfer Limitations. Frequent, large, or short-term transfers among Subaccounts, such as those associated with "market timing" transactions, can adversely affect the Funds and the returns achieved by Owners. In particular, such transfers may dilute the value of Fund shares, interfere with the efficient management of the Funds, and increase brokerage and administrative costs of the Funds. These costs are borne by all Owners invested in the Subaccounts, not just those making the transfers.

In order to try to protect Owners and the Funds from potentially harmful trading activity, the Company has certain market timing policies and procedures (the "Market Timing Procedures").

Detection. The Company employs various means in an attempt to detect, deter, and prevent frequent, large, or short-term transfer activity among the Subaccounts that may adversely affect other Owners or Fund shareholders. The Company may vary the Market Timing Procedures with respect to the monitoring of potential harmful trading activity from Subaccount to Subaccount, and may be more restrictive with regard to certain Subaccounts than others. However, the Company will apply the Market Timing Procedures, including any variance in the Market Timing Procedures by Subaccount, uniformly to all Owners. The Company also coordinates with the Funds to identify potential market timers, and will investigate any patterns of trading behavior identified by Funds that may not have been captured through operation of the Market Timing Procedures.

Please note that despite its best efforts, the Company may not be able to detect nor stop all harmful trading.

Deterrence. Once an Owner has been identified as a "market timer" under the Market Timing Procedures, the Company notifies the Owner that from that date forward, for three months from the date the Company mailed the notification letter, the telephone transfer and withdrawal privilege will be revoked. He or she will only be permitted to make transfers or withdrawals by written request with an original signature conveyed through the U.S. mail or overnight delivery service. For purposes of applying the parameters used to detect potential market timers, the Company will aggregate transfers made on the same Valuation Date under multiple Contracts owned by the same Owner.

In its sole discretion, the Company may revise the Market Timing Procedures at any time without prior notice as necessary to (i) better detect and deter frequent, large, or short-term transfers that may adversely affect other Owners or Fund shareholders, (ii) comply with state or federal regulatory requirements, or (iii) impose additional or alternate restrictions on market timers (such as dollars or percentage limits on transfers). The Company also reserves the right, to the extent permitted by applicable law, to implement and administer redemption fees imposed by one or more of the Funds in the future. If required by applicable law, the Company may deduct redemption fees imposed by the Funds. Further, to the extent permitted by law, the Company also reserves the right to defer the transfer privilege at any time that it is unable to purchase or redeem shares of the Funds.

The Company currently does not impose redemption fees on transfers, or expressly allow a certain number of transfers in a given period, or limit the size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than the Company's in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

The Company's ability to detect and deter such transfer activity is limited by its operational and technological systems, as well as by its ability to predict strategies employed by Owners (or those acting on their behalf) to avoid detection. Accordingly, despite the Company's best efforts, it cannot guarantee that the Market Timing Procedures will detect or deter frequent or harmful transfers by such Owners or intermediaries acting on their behalf. However, the Company applies the Market Timing Procedures consistently to all Owners without waiver or exception.

Fund Frequent Trading Policies. The Funds have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Funds describe any such policies and procedures. The frequent trading policies and procedures of a Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other Funds and polices and procedures the Company has adopted to discourage market timing and other programmed, large, frequent, or short-term transfers.

Omnibus Orders. Owners and other persons with material rights under the Contracts also should be aware that the purchase and redemption orders received by the Funds generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and individual retirement plan participants. The omnibus nature of these orders may limit each Fund's ability to apply its respective frequent trading policies and procedures. In addition, if a Fund believes that an omnibus order the Company submits may reflect one or more transfer requests from Owners engaged in market timing and other programmed, large, frequent, or short-term transfers, the Fund may reject the entire omnibus order and thereby delay or prevent the Company from implementing your request.

Dollar Cost Averaging. Dollar Cost Averaging is a long-term transfer program that allows you to make regular (monthly, quarterly, semi-annual, or annual) level investments over time. The level investments will purchase more Accumulation Units when their value is lower and fewer units when their value is higher. Over time, the cost per unit averages out to be less than if all purchases had been made at the highest value and greater than if all purchases had been made at the lowest value. If continued over an extended period of time, the dollar-cost averaging method of investment reduces the risk of making purchases only when the price of Accumulation Units is high. It does not guarantee a profit or protect against a loss.

Dollar Cost Averaging (DCA) Transfers. An Owner may choose to systematically or automatically transfer (on a monthly, quarterly, semi-annual, or annual basis) a specified dollar amount from the money market subaccount to one or more Subaccounts. The Company reserves the right to stop DCA transfers from the money market subaccount.

Portfolio Rebalancing. An Owner may instruct the Company to automatically transfer (on a monthly, quarterly, semi-annual or annual basis) Variable Contract Value between and among specified Subaccounts in order to achieve a particular percentage allocation of Variable Contract Value among the Subaccounts. Owners may start and stop automatic Variable Contract Value rebalancing at any time and may specify any percentage allocation of Contract Value between or among as many Subaccounts as are available at the time the rebalancing is elected. (If an Owner elects automatic Variable Contract Value rebalancing without specifying such percentage allocation(s), the Company will allocate Variable Contract Value in accordance with the Owner's currently effective purchase payment allocation schedule.) If the Owner does not specify a frequency for rebalancing, the Company will rebalance quarterly. The Company has the right to stop the portfolio rebalancing programs.

Other Types of Automatic Transfers. An Owner may also choose to systematically or automatically transfer (on a monthly, quarterly, semi-annual or annual basis) Variable Contract Value from one Subaccount to another. Such automatic transfers may be: (1) a specified dollar amount, (2) a specified number of Accumulation Units, (3) a specified percent of Variable Contract Value in a particular Subaccount, or (4) in an amount equal to the excess of a specified amount of Variable Contract Value in a particular Subaccount.

The minimum DCA or automatic transfer amount is the equivalent of $100 per month. If less than $100 remains in the Subaccount from which transfers are being made, the entire amount will be transferred. The amount transferred to a Subaccount must be at least 1% of the amount transferred and must be stated in whole percentages. Once elected, automatic transfers remain in effect until the earliest of: (1) the Variable Contract Value in the Subaccount from which transfers are being made is depleted to zero; (2) the Owner cancels the election; or (3) for three successive months, the Variable Contract Value in the Subaccount from which transfers are being made has been insufficient to implement the automatic transfer instructions. The Company will notify the Owner when automatic transfer instructions are no longer in effect. There is no additional charge for using automatic transfers. The Company reserves the right to stop the automatic transfer programs.

SURRENDERS (REDEMPTION) AND PARTIAL WITHDRAWALS

Surrenders. At any time on or before the Payout Date, the Owner may surrender the Contract and receive its Surrender Value by written request to the Company. The Company will process the surrender at the Accumulation Unit value next determined after the Written Request is received at the Home Office. The Company must receive your surrender request by 3:00 p.m. Central Time on a Valuation Day to process the request on that Valuation Day. The Surrender Value will be paid in a lump sum unless the Owner requests payment under an Income Payment Option.

Partial Withdrawals. At any time on or before the Payout Date, an Owner(s) may make withdrawals of the Surrender Value. There is no minimum amount which may be withdrawn but the maximum amount is that which would leave the remaining Surrender Value equal to $2,000. A partial withdrawal request that would reduce the Surrender Value to less than $2,000 is treated as a request for a full surrender of the Contract. The Company will process the withdrawal at the Accumulation Unit value next determined after the request is received at the Home Office.

The Owner may specify the amount of the partial withdrawal to be made from Subaccounts. If the Owner does not so specify, or if the amount in the designated Subaccounts not enough to comply with the request, the partial withdrawal will be made proportionately from the accounts.

Systematic Withdrawals. An Owner may elect to receive periodic partial withdrawals under the Company's systematic withdrawal plan. Under the plan, the Company will make partial withdrawals (on a monthly, quarterly, semi-annual or annual basis) from designated Subaccounts. Such withdrawals must be at least $100 each and may only be made from Variable Contract Value. This $100 minimum withdrawal requirement may be waived if the withdrawal is necessary to meet the required minimum distribution under the Code. Generally, Owners must be at least age 59 1/2 to participate in the systematic withdrawal plan unless they elect to receive substantially equal periodic payments.

The withdrawals may be: (1) a specified dollar amount, (2) a specified whole number of Accumulation Units, (3) a specified percent of Variable Contract Value in a particular Subaccount, (4) in an amount equal to the excess of a specified amount of Variable Contract Value in a particular Subaccount, and (5) in an amount equal to an Owner's required minimum distribution under the Code.

Participation in the systematic withdrawal plan will terminate on the earliest of the following events: (1) the Variable Contract Value in a Subaccount from which partial withdrawals are being made becomes zero, (2) a termination date specified by the Owner is reached or (3) the Owner requests that his or her participation in the plan cease.

Restrictions on Distributions from Certain Types of Contracts. There are certain restrictions on surrenders of and partial withdrawals from Contracts used as funding vehicles for Code Section 403(b) retirement programs. Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of: (i) elective contributions made in years beginning after December 31, 1988;
(ii) earnings on those contributions; and (iii) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, severance from employment, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.

There are federal income tax consequences to surrenders and partial withdrawals. Owners should consult with their tax adviser. The Company reserves the right to stop offering the systematic withdrawal plan at any time.

CONTRACT LOANS

Owners of Contracts issued in connection with retirement programs meeting the requirements of Section 403(b) of the Code (other than those programs subject to Title I of the Employee Retirement Income Security Act of 1974) may borrow from the Company using their Contracts as collateral. Loans are subject to the terms of the Contract, the retirement program and the Code. Loans are described in more detail in the SAI.

DEATH BENEFIT BEFORE THE PAYOUT DATE

Naming different persons as Owner(s), Annuitant(s) and Beneficiary(ies) can have important impacts on whether the death benefit is paid, and on who would receive it. Carefully consider the potential consequences under various scenarios when naming Owners, Annuitants, and Beneficiaries, and consult your sales representative or financial advisor.

Death of an Owner. If any Owner dies before the Payout Date, any surviving Owner becomes the sole Owner. If there is no surviving Owner, the Annuitant becomes the new Owner unless the deceased Owner was also the Annuitant. If the sole deceased Owner was also the Annuitant, then the provisions relating to the death of an Annuitant (described below) will govern unless the deceased Owner was one of two joint Annuitants. In the latter event, the surviving Annuitant becomes the Owner.

The following options are available to a sole surviving Owner or a new Owner:

     (1) If the Owner is the spouse of the deceased Owner, he or she may continue the Contract as the new Owner.

     (2) If the Owner is not the spouse of the deceased Owner he or she may elect, within 60 days of the date the Company receives Due Proof of
          Death:

          (a) to receive the Surrender Value in a single sum within 5 years of the deceased Owner's death; or

          (b) to apply the Surrender Value within 1 year of the deceased Owner's death to one of the Income Payment Options provided that payments under the option are payable over the new Owner's life or over a period not greater than the new Owner's life expectancy.

If he or she does not elect one of the above options, the Company will pay the Surrender Value five years from the date of the deceased Owner's death.

Under any of these options, sole surviving Owners or new Owners may exercise all Ownership rights and privileges from the date of the deceased Owner's death until the date that the Surrender Value is paid.

Death of the Annuitant. If the Annuitant dies before the Payout Date, the Company will pay the death benefit described below to the Beneficiary named by the Owner in a lump sum. (Owners and Beneficiaries also may name successor Beneficiaries.) If there is no surviving Beneficiary, the Company will pay the death benefit to the Owner or the Owner's estate. In lieu of a lump sum payment, within 5 years of the deceased Annuitant's death, the Beneficiary may elect, within 60 days of the date the Company receives Due Proof of Death of the Annuitant, to apply the death benefit to an Income Payment Option.

If the Annuitant who is also an Owner dies, the provisions described immediately above apply except that the Beneficiary may only apply the death benefit payment to an Income Payment Option if:

     (1) payments under the option begin within 1 year of the Annuitant's death; and

     (2) payments under the option are payable over the Beneficiary's life or over a period not greater than the Beneficiary's life expectancy.

Basic Death Benefit. If the Annuitant is age 75 or younger on the Contract Issue Date, the basic death benefit is an amount equal to the greater of:

     (1) aggregate Net Purchase Payments made under the Contract less a proportional adjustment for partial withdrawals as of the date the Company receives Due Proof of Death of the deceased;

     (2)  Contract Value as of the date the Company receives Due Proof of Death;
          or

For Contracts issued after the Annuitant's 76th birthday, the death benefit is always equal to the Contract Value as of the date the Company receives Due Proof of the Death of the Annuitant. The death benefit will be reduced by any outstanding Loan Amount and any applicable premium taxes not previously deducted.

The Contract also offers additional guaranteed death benefit choices as riders to the Contract. These additional choices enhance the death benefit and are available at an additional charge. Please see the Riders section for more details.

PROPORTIONAL ADJUSTMENT FOR PARTIAL WITHDRAWALS

When calculating the death benefit amount, as described above, an adjustment is made to aggregate Net Purchase Payments for partial withdrawals taken from the Contract.

The proportional adjustment for partial and multiplying the result by (3) where:

(1)  Is the partial withdrawal amount;

(2)  Is the Contract Value immediately prior to the partial withdrawal; and

(3) Is the sum of Net Purchase Payments immediately prior to the partial withdrawal less any adjustment for prior partial withdrawals.

                              MISCELLANEOUS MATTERS

PAYMENTS

Any surrender, partial withdrawal, Contract loan, or death benefit usually will be paid within seven days of receipt of a Written Request, any information or documentation reasonably necessary to process the request, and (in the case of a death benefit) receipt and filing of Due Proof of Death. However, payments may be postponed if:

     (1) the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC; or

     (2)  the SEC permits the postponement for the protection of Owners; or

     (3) the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account's net assets not reasonably practicable.

If a recent check or draft has been submitted, the Company has the right to delay payment until it has assured itself that the check or draft has been honored.

MODIFICATION

Upon notice to the Owner, the Company may modify the Contract:

(1) to permit the Contract or the Variable Account to comply with any applicable law or regulation issued by a government agency; or

(2) to assure continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or variable annuity contracts; or

(3)  to reflect a change in the operation of the Variable Account; or

(4) to combine the Variable Account with any of our other separate accounts and/or create new separate accounts;

(5) to transfer the assets of any Subaccount to any other Subaccount, and to add new Subaccounts and make such Subaccounts available to any class of contracts as we deem appropriate;

(6)  to transfer assets from the Variable Account to another separate account;

(7) to deregister the Variable Account under the 1940 Act if such registration is no longer required;

(8) to operate the Variable Account as a management investment company under the 1940 Act (including managing the Variable Account under the direction of a committee) or in any other form permitted by law;

(9) to restrict or eliminate any voting rights of Owners or other persons having such rights as to the Variable Account;

(10) to add new funds or eliminate existing funds;

(11) to eliminate or combine any Subaccounts and transfer the assets of any Subaccount to any other Subaccount; or

(12) to make any other changes to the Variable Account or its operations as may be required by the 1940 Act or other applicable law or regulation.

In the event of most such modifications, the Company will make appropriate endorsement to the Contract.

REPORTS TO OWNERS

At least annually, the Company will mail to each Owner, at such Owner's last known address of record, a report setting forth the Contract Value (including the Contract Value in each Subaccount ) of the Contract, purchase payments paid and charges deducted since the last report and any further information required by any applicable law or regulation.

INQUIRIES

Inquiries regarding a Contract may be made in writing to the Company at its Home Office.

                             INCOME PAYMENT OPTIONS

PAYOUT DATE AND PROCEEDS

The Owner selects the Payout Date. For Non-Qualified Contracts, the Payout Date may not be after the later of the Contract Anniversary following the Annuitant's 85th birthday or 10 years after the Contract Issue Date. For Qualified Contracts, the Payout Date must be no later than the Annuitant's age 70 1/2 or any other date meeting the requirements of the Code.

The Owner may change the Payout Date subject to the following limitations: (1) the Owner's Written Request must be received at the Home Office at least 30 days before the current Payout Date, and (2) the requested Payout Date must be a date that is at least 30 days after receipt of the Written Request.

On the Payout Date, the Payout Proceeds will be applied under the life Income Payment Option with ten years guaranteed, unless the Owner elects to have the proceeds paid under another payment option or to receive the Surrender Value in a lump sum. Unless the Owner instructs the Company otherwise, amounts in the Variable Account will be used to provide a variable Income Payment Option.

The Payout Proceeds equal the Contract Value:

     (1) minus the pro-rated portion of the annual Contract fee or rider charges (unless the Payout Date falls on the Contract Anniversary);

     (2)  minus any applicable Loan Amount; and

     (3)  minus any applicable premium taxes not yet deducted.

ELECTION OF INCOME PAYMENT OPTIONS

On the Payout Date, the Payout Proceeds will be applied under available Income Payment Option, unless the Owner elects to receive the Surrender Value in a single sum. If an election of an Income Payment Option is not on file at the Home Office on the Payout Date, the proceeds will be paid as a life income annuity with payments for ten years guaranteed. An Income Payment Option may be elected, revoked, or changed by the Owner at any time before the Payout Date while the Annuitant is living. The election of an option and any revocation or change must be made by Written Request.

The Owner may elect to apply any portion of the Payout Proceeds to provide either variable Income Payments or fixed Income Payments or a combination of both.

The Company reserves the right to refuse the election of an Income Payment Option other than paying the Payout Proceeds in a lump sum if the total amount applied to an Income Payment Option would be less than $2,500, or each Income Payment would be less than $20.00.

FIXED INCOME PAYMENTS

Fixed Income Payments are periodic payments from the Company to the designated Payee, the amount of which is fixed and guaranteed by the Company. The amount of each payment depends only on the form and duration of the Income Payment Option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount applied to purchase the Income Payments and the applicable income purchase rates in the Contract. The income purchase rates in the Contract are based on a minimum guaranteed interest rate of 3.5%. The Company may, in its sole discretion, make Income Payments in an amount based on a higher interest rate.

VARIABLE INCOME PAYMENTS

The dollar amount of the first variable Income Payment is determined in the same manner as that of a fixed Income Payment. Variable Income Payments after the first payment are similar to fixed Income Payments except that the amount of each payment varies to reflect the net investment performance of the Subaccount(s) selected by the Owner or Payee.

The net investment performance of a Subaccount is translated into a variation in the amount of variable Income Payments through the use of Income Units. The amount of the first variable Income Payment associated with each Subaccount is applied to purchase Income Units at the Income Unit value for the Subaccount as of the Payout Date. The number of Income Units of each Subaccount attributable to a Contract then remains fixed unless an exchange of Income Units is made as described below. Each Subaccount has a separate Income Unit value that changes with each Valuation Period in substantially the same manner as do Accumulation Units of the Subaccount.

The dollar value of each variable Income Payment after the first is equal to the sum of the amounts determined by multiplying the number of Income Units by the Income Unit value for the Subaccount for the Valuation Period which ends immediately preceding the date of each such payment. If the net investment return of the Subaccount for a payment period is equal to the pro-rated portion of the 3.5% annual assumed investment rate, the variable Income Payment for that period will equal the payment for the prior period. To the extent that such net investment return exceeds an annualized rate of 3.5% for a payment period, the payment for that period will be greater than the payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3.5%, the payment for that period will be less than the payment for the prior period.

After the Payout Date, a Payee may change the selected Subaccount(s) by Written Request up to four times per Contract Year. Such a change will be made by exchanging Income Units of one Subaccount for another on an equivalent dollar value basis. See the Statement of Additional Information for examples of Income Unit value calculations and variable Income Payment calculations.

Surrenders and partial withdrawals may be made after the Payout Date, when a Variable Income Payment is chosen for a fixed period of time.

DESCRIPTION OF INCOME PAYMENT OPTIONS

Option 1 - Interest Option. (Fixed Income Payments Only) The proceeds are left with the Company to earn interest at a compound annual rate to be determined by the Company but not less than 3.5%. Interest will be paid every month or every 12 months as the Owner or Payee selects. Under this option, the Payee may withdraw part or all of the proceeds at any time. This option may not be available in all states.

Option 2 - Installment Option. The proceeds are paid out in monthly installments for a fixed number of years between 5 and 30. In the event of the Payee's death, a successor Payee may receive the payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

If variable Income Payments are elected under Option 2, the Payee may elect to receive the commuted value of any remaining payments in a lump sum. The commuted value of the payments will be calculated as described in the Contract.

Option 3A - Life Income Guaranteed Period Certain. The proceeds are paid in monthly installments during the Payee's lifetime with the guarantee that payments will be made for a period of five, ten, fifteen, or twenty years. In the event of the Payee's death before the expiration of the specified number of years, a successor Payee may receive the remaining payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 3B - Life Income. The same as Option 3A except that payments are not guaranteed for a specific number of years but only for the lifetime of the Payee. UNDER THIS OPTION, A PAYEE COULD RECEIVE ONLY ONE PAYMENT IF THE PAYEE DIES AFTER THE FIRST PAYMENT, TWO PAYMENTS IF THE PAYEE DIES AFTER THE SECOND PAYMENT, ETC.

Option 4 - Joint and Survivor Life Income - 10 Year Guaranteed Period Certain. The proceeds are paid out in monthly installments for as long as either of two joint Annuitants remain alive. If after the second Annuitant dies, payments have been made for fewer than 10 years, payments will be made to any successor Payee who was not a joint Annuitant or such successor Payee may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no such successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee. In addition to the 10 year guaranteed period certain, the Company currently makes additional periods certain available under this option, including periods certain of 5 years, 10 years, and 20 years.

The minimum amount of each fixed payment and the initial payment amount for variable income payout options will be determined from the tables in the Contract that apply to the particular option using the Payee's age (and if applicable, gender). Age will be determined from the last birthday at the due date of the first payment.

Option 5 -Life Income - Payments Adjusted For Inflation - Guaranteed Period Certain (Fixed Annuity Payments Only). The proceeds adjusted for inflation as described below are paid in monthly installments during the Payee's lifetime with the guarantee that payments will be made for a period of ten years or twenty years. In the event of the Payee's death before the expiration of the specified number of years, a successor Payee may receive the remaining payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 6 - Joint and Survivor Life Income - Payments Adjusted For Inflation - 10 year Guaranteed Period Certain (Fixed Annuity Payments Only). The proceeds adjusted for inflation as described below are paid out in monthly installments for as long as either of two joint Payees (Annuitants) remain alive. If after the second Payee dies, payments have been made for fewer than 10 years, payments will be made to any successor Payee who was not a joint Annuitant or such successor Payee may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no such successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee. In addition to the 10 year guaranteed period certain, the Company currently makes additional periods certain available under this option, including periods certain of 5 years, 15 years, and 20 years.

Option 7 -Life Income - Payments Adjusted For Inflation - Lifetime Payout with Cash Refund (Fixed Annuity Payments Only). The Company will pay monthly annuity payments adjusted for inflation as described below for as long as the original Payee lives. The total amount paid under this option will be at least equal to the Contract Value applied. If the original Payee dies and the total of all annuity payments paid is less than the Contract Value applied to this option, the difference will be payable to the successor Payee in a lump sum. If there is no successor Payee, it will be payable to the Payee's estate.

Option 8 - Joint and Survivor Life Income - Payments Adjusted For Inflation - Lifetime Payout with Cash Refund (Fixed Annuity Payments Only). The Company will pay monthly annuity payments adjusted for inflation as described below for as long as either of the original Payees is living. The total amount paid under this option will be at least equal to the Contract Value applied. If at the death of the second surviving Payee, the total of all annuity payments paid is less than the Contract Value applied to this option, the difference will be payable to the successor Payee in a lump sum. If there is no successor Payee, it will be payable to the last surviving Payee's estate.

Adjustments for Inflation. For Options 5, 6, 7, and 8, income payments will be adjusted for inflation at the beginning of each calendar year. The adjustment is based on the percentage increase in the Consumer Price Index - Urban Wage Earners and Clerical Workers (Current Series) for the 12-month period ended September 30 of the prior calendar year. If the change in the index is negative, no adjustment will be made. If the CPI-W is discontinued, a substitute index will be used. Such substitute index may be subject to approval by your state insurance department. The Company reserves the right to discontinue offering settlement options 5, 6, 7, and 8 if the U.S. Treasury Department no longer issues new Treasury Inflation Protection Securities.

Alternate Payment Option. In lieu of one of the above options, the Payout Proceeds or death benefit, as applicable, may be applied to any other payment option made available by the Company or requested and agreed to by the Company.

DEATH BENEFIT AFTER THE PAYOUT DATE

If an Owner dies after the Payout Date, any surviving Owner becomes the sole Owner. If there is no surviving Owner, the successor Payee becomes the new Owner. If there is no successor Payee, the surviving annuitant becomes the new Owner. Such Owners will have the rights of Owners during the annuity period, including the right to name successor Payees if the deceased Owner had not previously done so. The death of an Annuitant after the Payout Date will have pursuant to which Income Payments are being made.

                             CHARGES AND DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGES

The Company deducts a mortality and expense risk charge from the Variable Account. The charges are computed and deducted on a daily basis, and are equal to an annual rate of 1.15% of the average daily net assets of the Variable Account.

The mortality risk the Company assumes is that Annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the Income Payments received. The mortality risk that the Company assumes also includes a guarantee to pay a death benefit if the Annuitant dies before the Payout Date. The expense risk that the Company assumes is the risk that the administrative fees and transfer fees (if imposed) may be insufficient to cover actual future expenses.

The Company may use any profits from this charge to finance other expenses, including expenses incurred in the administration of the Contracts and distribution expenses related to the Contracts, or for any other purpose.

FUND EXPENSES

Because the Variable Account purchases shares of the Funds, the net assets of the Variable Account will reflect the investment management fees and other operating expenses incurred by such Funds. A more detailed description of these fees and expenses may be found in the Funds' prospectus, which follows this Prospectus. Please note that the Funds and their investment adviser are affiliated with the Company. In addition, as discussed under "Servicing Fees" above, the Funds pay the Company for providing certain administrative services.

ANNUAL CONTRACT FEE

On each Contract Anniversary before the Payout Date, the Company deducts an annual Contract fee of $30 to pay for administrative expenses. The fee is deducted from each Subaccount based on a proportional basis. The Company reserves the right to deduct the annual Contract fee upon surrender of a Contract on a date other than a Contract Anniversary. A pro-rated portion of the fee is deducted upon application to an Income Payment option. After the Payout Date, the annual Contract fee is deducted from variable Income Payments. The Company does not deduct the annual Contract fee on Contracts with a Contract Value of $25,000 or more on the Contract Anniversary. The Contract fee will not be charged after the Payout Date when a Contract with a Contract Value of $25,000 or more has been applied to a payout option.

TRANSFER PROCESSING FEE

Currently no fee is charged for transfers. However, the Company reserves the right to charge $10 for the 13th transfer and each additional transfer during a Contract Year, to compensate it for transfer processing costs. Each Written Request is considered to be one transfer, regardless of the number of Subaccounts affected by the transfer. The transfer fee is deducted from the account from which the transfer is made. If a transfer is made from more than one account at the same time, the transfer fee is deducted pro-rata from the account. Automatic transfers, including Dollar-Cost Averaging, do not count against the twelve free transfers.

DUPLICATE CONTRACT CHARGE

You can obtain a summary of your Contract at no charge. There will be a $30 charge for a duplicate Contract. In addition, a Written Request is needed to request a duplicate contract.

PREMIUM TAXES

Various states and other governmental entities levy a premium tax on annuity contracts issued by insurance companies. Premium tax rates currently range from 0% to 3.5%. This range is subject to change. If premium taxes are applicable to a Contract, the jurisdiction may require payment (a) from purchase payments as they are received, (b) from Contract Value upon withdrawal or surrender, (c) from Payout Proceeds upon application to an Income Payment Option, or (d) upon payment of a death benefit. The Company will forward payment to the taxing jurisdiction when required by law. Although the Company reserves the right to deduct premium taxes at the time such taxes are paid to the taxing authority, currently the Company does not deduct premium tax from the Owner's Contract Value until the Contract is annuitized.

ENHANCED DEATH BENEFIT RIDER CHARGES

Each death benefit rider will carry an annual charge of 0.15% of Contract Value, except in the case of purchases of the 5% Annual Guarantee Death Benefit rider occurring on or after May 1, 2003, which will carry an annual charge of 0.20% of Contract Value. This charge will be assessed on each Contract Anniversary. The charge will be based on the average Contract Value for the previous 12 months. The charge will be based on the average Contract Value for the previous 12 months. The charge will be deducted from the Subaccounts pro-rata. A pro-rata portion of this charge will be deducted upon contract surrender if the contract is surrendered on a date other than the Contract Anniversary.

ENDORSEMENT CHARGES

Currently there is no charge for the Income Payment Increase Endorsement; however, the Company reserves the right to charge up to $150 for the endorsement. If a charge is assessed, it will be deducted from the additional amount received before it is added to the Contract Value applied to the Income Payment Option.

The Company also reserves the right to charge a fee, not to exceed $150 for each partial withdrawal or surrender if the surrender charges are waived under the Executive Benefits Plan Endorsement during the first two Contract Years. This fee is intended to offset expenses incurred in providing the endorsement. If a fee is imposed, this fee will be deducted from the Contract Value at the time of the surrender or partial withdrawal.

Generally, there is no charge for the Change of Annuitant Endorsement, however, if the Owner exercises the rights under this endorsement during the first two Contract Years, the Company reserves the right to charge up to $150 to offset the Company's expenses incurred in connection with the endorsement. If a fee is imposed, this fee will be deducted from the Contract Value at the time of the surrender or partial withdrawal. The Change of Annuitant Endorsement is subject to a number of conditions.

OTHER TAXES

Currently, no charge is made against the Variable Account for any federal, state or local Company incurs or that may be attributable to the Variable Account or the Contracts. The Company may, however, make such a charge in the future from Surrender Value, death benefits or Income Payments, as appropriate.

                             RIDERS AND ENDORSEMENTS

If the Owner elects one of the following enhanced death benefit riders or endorsements, the death benefit will be paid as described above under the heading "Death Benefit Before Payout Date", and will be calculated as set forth below. The Company assesses a charge for each of the riders.

MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

This rider provides a minimum death benefit, prior to the Payout Date, equal to the Maximum Anniversary Value (as described below) less any Loan Amounts and premium taxes not previously deducted. On the issue date, the Maximum Anniversary Value is equal to the initial Net Purchase Payment. After the issue date, the Maximum Anniversary Value will be calculated on three different dates:

(1)  the date an additional purchase payment is received by the Company,

(2)  the date of a partial withdrawal, and

(3)  on each Contract Anniversary.

When a purchase payment is received, the maximum anniversary value is equal to the most recently calculated Maximum Anniversary Value plus the Net Purchase Payment. When a partial withdrawal is paid, the maximum anniversary value is equal to the most recently calculated Maximum Anniversary Value less an adjustment for the partial withdrawal. The adjustment for each partial withdrawal is (1) divided by (2) with the result multiplied by (3) where:

(1)  is the partial withdrawal amount;

(2)  is the Contract Value immediately prior to the partial withdrawal; and

(3) is the most recently calculated Maximum Anniversary Value less any adjustments for prior partial withdrawals.

This rider is available for Annuitants age 75 or less on the issue date. This rider may not be available in all states.

5% ANNUAL GUARANTEE DEATH BENEFIT

This rider provides a minimum death benefit, prior to the Payout Date, equal to the 5% Annual Guarantee Death Benefit less any Loan Amounts and premium taxes not previously deducted. On the issue date the 5% Annual Guarantee Value is equal to the initial Net Purchase Payment. Thereafter, the 5% Annual Guarantee Value on each Contract Anniversary is the lesser of:

(1) the sum of all Net Purchase Payments received minus an adjustment for partial withdrawals plus interest compounded at a 5% annual effective rate; or

(2)  200% of all Net Purchase Payments received.

The adjustment for each partial withdrawal is equal to (1) divided by (2) with the result multiplied by (3) where:

(1)  is the partial withdrawal amount;

(2)  is the Contract Value immediately prior to the withdrawal; and

(3) is the 5% Annual Guarantee Death Benefit immediately prior to the withdrawal, less any adjustments for earlier withdrawals.

This rider is available for Annuitant's age 75 or less on the issue date. This rider may not be available in all states.

MINIMUM DEATH BENEFIT GUARANTEE RIDER

This rider provides a minimum death benefit, prior to Payout Date, equal to the greater of:

(1)  the death benefit proceeds provided by the Contract;

(2) the death benefit proceeds provided by any other rider attached to the Contract; or

(3) the Minimum Death Benefit Guarantee Proceeds, as such term is defined below, as of the date Due Proof of Death is received.

The death benefit proceeds described above will be reduced by any Loan Amount and any applicable premium taxes not previously deducted.

The Minimum Death Benefit Guarantee Proceeds are equal to the greater of (a) or
(b), where

     a = the sum of your Net Purchase Payments made as of the date Due Proof of Death is received, minus an adjustment for each partial withdrawal made as of the date Due Proof of Death is received, equal to (1) divided by (2), with the result multiplied by (3) where:

          (1)  = the partial withdrawal amount;

          (2) = the Contract Value immediately prior to the partial withdrawal; and

          (3) = the sum of your Net Purchase Payments immediately prior to the partial withdrawal, less any adjustments for prior partial withdrawals.

     b = The Contract Value as of the date Due Proof of Death is received.

The death benefit described above will be reduced by any loan amount and any applicable premium expense charges not previously deducted.

This rider is available for Annuitants age 76 or greater on the Issue Date. This rider may not be available in all states.

CHANGE OF ANNUITANT ENDORSEMENT

The Company offers a Change of Annuitant Endorsement in conjunction with certain deferred compensation plans. This endorsement permits an Owner that is a business or trust to change the Annuitant at any time when the current

Annuitant is alive provided that both the current Annuitant and new Annuitant are selected managers or highly compensated employees of the Owner. The Change of Annuitant Endorsement is subject to a number of conditions.

INCOME PAYMENT INCREASE ENDORSEMENT

The Company offers an Income Payment Increase Endorsement on this contract. Under this endorsement and subject to the conditions described in the endorsement, you may increase the Income Payment under any Income Payout Option (other than Income Payout Option 1) by sending the Company an additional payment of up to $1 million with your Written Request election an Income Payout Option. The Company deducts any Premium Taxes from the additional payment and the additional amount is added to the Contract Value applied to the Income Payout Option.

                          DISTRIBUTION OF THE CONTRACT

The Company has entered into a distribution agreement with its affiliate, CUNA Brokerage Services, Inc. ("CUNA Brokerage"), for the distribution and sale of the Contract. CUNA Brokerage offers the Contract through its sales representatives. CUNA Brokerage may also enter into selling agreements with other broker-dealers ("selling firms") for the sale of the Contract. Sales representatives of selling firms who may or may not be associated persons of CUNA Brokerage. The Company pays commissions to CUNA Brokerage for sales of the Contract by its sales representatives as well as selling firms. The investment adviser and other service providers for, or affiliates of, the Funds may, from time to time make payments for services to CUNA Brokerage.

The maximum concession payable for Contract sales by CUNA Brokerage's sales representatives is 1.125% of purchase payments. The Company and/or one or more of its affiliates may also pay for CUNA Brokerage's operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for CUNA Brokerage's management team; advertising expenses; and all other expenses of distributing the Contract. CUNA Brokerage pays its sales representatives a portion of the compensation received for their sales of Contract. Sales representatives and their managers may also be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items that the Company and/or one or more of its affiliates may provide. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. In addition, CUNA Brokerage's sales representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the Contract may help sales representatives and/or their managers qualify for such benefits. CUNA Brokerage's sales representatives and managers may receive other payments from the Company for services that do not directly involve the sale of the Contract, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

The maximum compensation payable for Contract sales by selling firms is 1.125% of purchase payments. Some selling firms may elect to receive less compensation when a purchase payment is made along with an annual/ quarterly payment based on Contract value for so long as the Contract remains in effect. Certain selling firms may receive additional amounts for: (1) sales promotions relating to the Contract; (2) costs associated with sales conferences and educational seminars for their sales representatives; and (3) other sales expenses incurred by them. Bonus payments may be paid to certain selling firms based on aggregate sales of the Company's variable insurance contracts (including the Contract) or persistency standards. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms. The amount paid during 2004 to such selling firms under such arrangements was $10,000 in total.

In addition to the compensation paid for sales of the Contracts, the Company pays compensation to CUNA Brokerage when an Owner's annuities all or a portion of his or her Contract and elects a life contingent annuity payout. This additional compensation can be from 0% to 6 1/2% of the amount annuitized based upon the income option selected and the length of time the Contract was in force. CUNA Brokerage may pass through this compensation to selling firms. Any trails commissions paid to CUNA Brokerage for Contract sales will cease upon payments made for Owner life contingent annuitization.

A portion of the compensation paid to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

Compensation and other incentives or payments described above are not charged directly to Owner or the Variable Account. The Company intends to recoup compensation and other sales expenses through fees and charges deduced under the Contract.

                               FEDERAL TAX MATTERS

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

INTRODUCTION

This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about specific tax implications should consult a competent tax adviser before making a transaction. This discussion is based upon the Company's understanding of the present federal income tax laws, as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Contract may be purchased on a non-qualified basis or purchased and used in connection with plans qualifying for favorable tax treatment. The Qualified Contract is designed for use by individuals whose purchase payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, 408A or 457 of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or Income Payments, and on the economic benefit to the Owner, the Annuitant, or the Beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on the Company's tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of a Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Contract. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACT

Diversification Requirements. Section 817(h) of the Code provides that separate account investment underlying a contract must be "adequately diversified" in accordance with Treasury regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The Variable Account, through each underlying Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Subaccounts may be invested. Although the Company does not have direct control over the Funds in which the Variable Account invests, the Company believes that each Fund in which the Variable Account owns shares will meet the diversification requirements, and therefore, the Contract will be treated as an annuity contract under the Code.

Owner Control. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is limited guidance in this area, and some features of the Contract, such as the flexibility of an owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings. While the Company believes that the Contract does not give Owners investment control over separate account assets, the Company reserves the right to modify the Contract as necessary to prevent an Owner from being treated as the Owner of the separate account assets supporting the Contract.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to provide that: (a) if any Owner dies on or after the Payout Date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if any Owner dies prior to the Payout Date, the entire interest in the contract will be distributed within five years after the date of the Owner's death. These requirements will be considered satisfied as to any portion of the Owner's interest which is payable to or for the benefit of a "designated Beneficiary" and which is distributed over the life of such Annuitant or over a period not extending beyond the life expectancy of that Annuitant, provided that such distributions begin within one year of that Owner's death. The Owner's "designated Beneficiary" is the person designated by such Owner as an Annuitant and to whom ownership of the contract passes by reason of death and must be a natural person. However, if the Owner's "designated Beneficiary" is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

The Non-Qualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Company intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

TAXATION OF ANNUITIES

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

In General. Section 72 of the Code governs taxation of annuities in general. The Company believes that an Owner who is a natural person is not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the Contract Value (e.g., partial withdrawals and surrenders) or as Income Payments under the payment option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Contract Value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or payment option) is taxable as ordinary income.

Any annuity Owner who is not a natural person generally must include in income any increase in the excess of the Contract Value over the "investment in the contract" during the taxable year. There are some exceptions to this rule, and a prospective Owner that is not a natural person may wish to discuss these with a competent tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Partial Withdrawals and Surrenders. In the case of a partial withdrawal from a Qualified Contract, under Section 72(e) of the Code, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any purchase payments paid by or on behalf of the individual under a Contract which were not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from Qualified Contracts. In the case of a partial withdrawal (including systematic withdrawals) from a Non-Qualified Contract, under Section 72(e), any amounts received are generally first treated as taxable income to the extent that the Contract Value immediately before the partial withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable.

In the case of a full surrender under a Qualified or Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the "investment in the contract."

Section 1035 of the Code generally provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. Special rules and procedures apply to Section 1035 transactions. Prospective Owners wishing to take advantage of Section 1035 should consult their tax adviser.

Income Payments. Tax consequences may vary depending on the payment option elected under an annuity contract. Generally, under Code Section 72(b), (prior to recovery of the investment in the Contract) taxable income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amount as the investment in the contract bears to the expected return at the annuity starting date. For variable Income Payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For fixed Income Payments, in general, there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Income Payments for the term of the payments; however, the remainder of each Income Payment is taxable until the recovery of the investment in the contract, and thereafter the full amount of each Income Payment is taxable. If death occurs before full recovery of the investment in the contract, the unrecovered amount may be deducted on the Annuitant's final tax return.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of the death of the Owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract or (ii) if distributed under a payment option, they are taxed in the same way as Income Payments.

Penalty Tax on Certain Withdrawals. In the case of a distribution pursuant to a Non-Qualified Contract, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty on distributions:

     (1)  made on or after the taxpayer reaches age 59 1/2;

     (2) made on or after the death of the holder (or if the holder is not an individual, the death of the primary Annuitant);

     (3)  attributable to the taxpayer's becoming disabled;

     (4) as part of a series of substantially equal periodic payments not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and the designated Beneficiary;

     (5) made under certain annuities issued in connection with structured settlement agreements; and

     (6) made under an annuity contract that is purchased with a single purchase payment when the Payout Date is no later than a year from purchase of the annuity and substantially equal periodic payments are made not less frequently than annually during the Income Payment period.

Other tax penalties may apply to certain distributions under a Qualified
Contract.

Possible Changes in Taxation. Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

The Company has the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that Owners currently receive.

SEPARATE ACCOUNT CHARGES

It is possible that the Internal Revenue Service may take a position that rider charges are deemed to be taxable distributions to you. Although the Company does not believe that a rider charge under the Contract should be treated as a taxable withdrawal, you should consult your tax advisor prior to selecting any rider or endorsement under the Contract.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A CONTRACT

A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, the selection of certain Payout Dates or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such actions should contact a competent tax adviser with respect to the potential tax effects.

WITHHOLDING

Distributions from Contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect to not have tax withheld from distributions. "Taxable eligible rollover distributions" from section 401(a) plans, section 403(b) tax-sheltered annuities, and section 457(b) governmental plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution from such a plan to an employee (or employee's spouse or former spouse as beneficiary or alternate payee), except certain distributions such as distributions required by the Code, hardship distributions, or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan, IRA, 403(b) tax-sheltered annuity or to a governmental section 457(b) plan that agrees to separately account for rollover contributions.

MULTIPLE CONTRACTS

All non-qualified deferred annuity Contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one annuity Contract for purposes of determining the amount includable in gross income under Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity Contracts purchased by the same Owner. Accordingly, an Owner should consult a competent tax adviser before purchasing more than one annuity Contract.

TAXATION OF QUALIFIED PLANS

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Owners, the Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but the Company shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's Contract administration procedures. Brief descriptions follow of the various types of qualified retirement plans in connection with a Contract. The Company will amend the Contract as necessary to conform it to the requirements of such plans.

For qualified plans under Section 401(a), 403(b), and eligible plans under 457(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent Owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time prior to the Owner's death.

Corporate Pension and Profit Sharing Plans and H.R. 10 Plans. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

The Contract includes a death benefit that in some cases may exceed the greater of the purchase payments or the Contract Value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan.

Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." IRA contributions are limited each year to the lesser of a limit specified in the Code or 100% of the compensation includible in the Owner's gross income and may be deductible in whole or in part depending on the individual's income. Distributions from certain other types of qualified plans, however, may be "rolled over" on a tax-deferred basis into an IRA without regard to this limit. Earnings in an IRA are not taxed while held in the IRA. All amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are also subject to a 10% penalty tax. Sales of the Contract for use with IRAs may be subject to special requirements of the Internal Revenue Service. The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualifications requirements.

Roth IRAs. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA up to the lesser of a limit specified in the Code or 100% of compensation includible in the Owner's gross income for the year. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% federal penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Simplified Employee Pension (SEP) IRAs. Employers may establish Simplified Employee Pension (SEP) IRAs under Code section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general Code rules governing IRAs, such plans are subject to certain Code requirements regarding participation and amounts of contributions.

Tax Sheltered Annuities. Section 403(b) of the Code allows employees of certain
Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments paid, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These purchase payments may be subject to FICA (Social Security) taxes. Owners of certain Section 403(b) annuities may receive Contract loans. Contract loans that satisfy certain requirements with respect to Loan Amount and repayment are not treated as taxable distributions. If these requirements are not satisfied, or if the Contract terminates while a loan is outstanding, the loan balance will be treated as a taxable distribution and may be subject to penalty tax, and the treatment of the Contract under Section 403(b) may be adversely affected. Owners should seek competent advice before requesting a Contract loan. The Contract includes a death benefit that in some cases may exceed the greater of the Purchase Payments or the Contract Value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

Certain Deferred Compensation Plans. Code Section 457 provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax-exempt organizations. These plans are subject to various restrictions on contributions and distributions. The plans may permit participants to specify the form of investment for their deferred compensation account. Under a non-governmental plan, all investments, however, are owned by the sponsoring employer and are subject to the claims of the general creditors of the employer. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations.

POSSIBLE CHARGE FOR THE COMPANY'S TAXES

At the present time, the Company makes no charge to the Subaccounts for any Federal, state, or local taxes that the Company incurs which may be attributable to such Subaccounts or the Contracts. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Subaccounts or to the Contracts.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the Federal income tax consequences discussed herein reflect the Company's understanding of current law and the law may change.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the recipient of the distribution. A competent tax adviser should be consulted for further information.

Generation-skipping Transfer Tax. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

Annuity Purchases by Residents of Puerto Rico. The Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Annuity Purchases by Nonresident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies.

In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

Foreign Tax Credits. We may benefit from any foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions to the extent permitted under Federal tax law.

                                LEGAL PROCEEDINGS

The Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are not pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account, the Company, or the principal underwriter of the Contract.

                              FINANCIAL STATEMENTS

The Company's, CUNA Mutual Life Insurance Company's and the Variable Account's financial statements are contained in the Statement of Additional Information ("SAI"). The Company's and CUNA Mutual Life Insurance Company's financial statements should be distinguished from the Variable Account's financial statements and you should consider the Company's financial statements only as bearing upon its ability to meet its obligations under the Contracts. For a free copy of these financial statements and/or the SAI, please contact the Company at the Home Office.

                        APPENDIX A - FINANCIAL HIGHLIGHTS

The following information is derived from the financial statements of the Variable Account. The financial statements are included in the Statement of Additional Information. The table below gives per unit information about the financial history of each Subaccount for the fiscal years ended December 31, 2006, 2005, 2004, 2003, 2002, 2001, and 2000. The value of an Accumulation Unit is determined on the basis of changes in the per share value of the underlying mutual funds and the assessment of various charges.

MONEY MARKET SUBACCOUNT                             2006       2005       2004        2003        2002       2001      2000
-----------------------                           --------   --------   --------    --------    --------   --------   ------
UNIT FAIR VALUE:
BEGINNING OF PERIOD                               $  10.45   $  10.28   $  10.31    $  10.35    $  10.32   $  10.06   $10.00*
END OF PERIOD                                        10.80      10.45      10.28       10.31       10.35      10.65    10.06
PERCENTAGE INCREASE IN UNIT VALUE DURING PERIOD       3.35%      1.65%     (0.29%)     (0.39%)      0.29%      2.58%    0.60%**
NUMBER OF UNITS OUTSTANDING AT END OF PERIOD       191,458    164,233    151,811     262,228     515,067    483,137    9,998

BOND SUBACCOUNT                                      2006        2005       2004       2003        2002        2001       2000
---------------                                   ----------   --------   --------   --------   ----------   --------   -------
UNIT FAIR VALUE:
BEGINNING OF PERIOD                               $    12.50   $  12.33   $  12.07   $  11.85   $    11.04   $  10.31   $ 10.00*
END OF PERIOD                                          12.85      12.50      12.33      12.07        11.85      11.04     10.31
PERCENTAGE INCREASE IN UNIT VALUE DURING PERIOD         2.80%      1.38%      2.15%      1.86%        7.34%      7.08%     3.10%**
NUMBER OF UNITS OUTSTANDING AT END OF PERIOD       1,087,716    826,354    650,184    932,260    1,070,249    357,693    22,305

HIGH INCOME SUBACCOUNT                              2006       2005       2004       2003       2002       2001     2000
----------------------                            --------   --------   --------   --------   --------   -------   ------
UNIT FAIR VALUE:
BEGINNING OF PERIOD                               $  13.37   $  13.19   $  12.25   $  10.46   $  10.26   $ 10.04   $10.00*
END OF PERIOD                                        14.43      13.37      13.19      12.25      10.46     10.26    10.04
PERCENTAGE INCREASE IN UNIT VALUE DURING PERIOD       7.93%      1.36%      7.67%     17.11%      1.95%     2.19%    0.40%**
NUMBER OF UNITS OUTSTANDING AT END OF PERIOD       371,695    253,675    184,220    303,017    139,288    70,245    5,560

DIVERSIFIED INCOME SUBACCOUNT
(formerly Balanced Subaccount)                       2006        2005       2004       2003       2002        2001        2000
------------------------------                    ----------   --------   --------   --------   --------    --------    -------
UNIT FAIR VALUE:
BEGINNING OF PERIOD                               $    10.62   $  10.34   $   9.66   $   8.36   $   9.52    $   9.93    $ 10.00*
END OF PERIOD                                          11.55      10.62      10.34       9.66       8.36        9.52       9.93
PERCENTAGE INCREASE IN UNIT VALUE DURING PERIOD         8.76%      2.71%      7.04%     15.55%    (12.18%)     (4.13%)    (0.70%)**
NUMBER OF UNITS OUTSTANDING AT END OF PERIOD       1,360,507    952,016    749,185    746,296    642,192     468,037     61,772

LARGE CAP VALUE FUND SUBACCOUNT                      2006        2005       2004       2003       2002        2001        2000
-------------------------------                   ----------   --------   --------   --------   --------    --------    -------
UNIT FAIR VALUE:
BEGINNING OF PERIOD                               $     9.64   $   9.24   $   8.31   $   6.68   $   8.61    $   9.76    $ 10.00*
END OF PERIOD                                          11.49       9.64       9.24       8.31       6.68        8.61       9.76
PERCENTAGE INCREASE IN UNIT VALUE DURING PERIOD        19.19%      4.33%     11.19      24.40%    (22.42%)    (11.78%)    (2.40%)**
NUMBER OF UNITS OUTSTANDING AT END OF PERIOD       1,353,810    825,045    572,555    606,805    495,944     335,901     30,817

LARGE CAP GROWTH SUBACCOUNT                         2006       2005       2004       2003       2002        2001        2000
---------------------------                       --------   --------   --------   --------   --------    --------    -------
UNIT FAIR VALUE:
BEGINNING OF PERIOD                               $   7.98   $   7.88   $   7.32   $   5.73   $   8.45    $   9.41    $ 10.00*
END OF PERIOD                                         8.51       7.98       7.88       7.32       5.73        8.45       9.41
PERCENTAGE INCREASE IN UNIT VALUE DURING PERIOD       6.64%      1.27%      7.65%     27.75%    (32.19%)    (10.20%)    (5.90%)**
NUMBER OF UNITS OUTSTANDING AT END OF PERIOD       884,933    558,989    424,384    475,686    396,786     240,848     12,434

MID CAP VALUE SUBACCOUNT                            2006       2005       2004       2003       2002        2001     2000
------------------------                          --------   --------   --------   --------   --------    -------   ------
UNIT FAIR VALUE:
BEGINNING OF PERIOD                               $  14.84   $  13.61   $  11.88   $   9.16   $  11.22    $ 10.21   $10.00*
END OF PERIOD                                        17.16      14.84      13.61      11.88       9.16      11.22    10.21
PERCENTAGE INCREASE IN UNIT VALUE DURING PERIOD      15.63%      9.04%     14.56%     29.69%    (18.36%)     9.89%    2.10%**
NUMBER OF UNITS OUTSTANDING AT END OF PERIOD       408,391    254,231    183,452    170,139    137,676     86,249    6,192

MID CAP GROWTH SUBACCOUNT                           2006       2005       2004       2003       2002       2001        2000
-------------------------                         --------   --------   --------   --------   -------    --------    -------
UNIT FAIR VALUE:
BEGINNING OF PERIOD                               $   6.67   $   6.48   $   5.78   $   4.38   $  5.93     $  8.68    $ 10.00*
END OF PERIOD                                         7.68       6.97       6.48       5.78      4.38        5.93       8.68
PERCENTAGE INCREASE IN UNIT VALUE DURING PERIOD      10.19%      7.56%     12.11%     31.96%   (26.14%)  ($ 31.68%)   (13.20%)**
NUMBER OF UNITS OUTSTANDING AT END OF PERIOD       556,952    283,769    156,220    207,768    86,417      57,227     11,185

GLOBAL SECURITIES SUBACCOUNT                        2006       2005       2004       2003       2002       2001      2000
----------------------------                      --------   --------   --------   --------   -------    -------    ------
UNIT FAIR VALUE:
BEGINNING OF PERIOD                               $  12.86   $ 11.41    $  9.75    $  6.98    $  9.02    $ 10.18    $10.00*
END OF PERIOD                                        14.92     12.86      11.41       9.75       6.98       9.02     10.18
PERCENTAGE INCREASE IN UNIT VALUE DURING PERIOD      16.02%    12.71%     17.03%     39.68%    (22.62%)   (11.39%)    1.80%**
NUMBER OF UNITS OUTSTANDING AT END OF PERIOD       119,870    49,534     33,848     31,595     22,230     10,339       559

INTERNATIONAL STOCK SUBACCOUNT                      2006       2005       2004      2003      2002       2001      2000
------------------------------                    --------   --------   -------   -------   -------    -------    ------
UNIT FAIR VALUE:
BEGINNING OF PERIOD                               $  12.92   $  11.21   $  9.41   $  7.13   $  7.84    $  9.72    $10.00*
END OF PERIOD                                        15.87      12.92     11.21      9.41      7.13       7.84      9.72
PERCENTAGE INCREASE IN UNIT VALUE DURING PERIOD      22.83%     15.25%    19.13%    31.98%    (9.06%)   (19.34%)   (2.80%)**
NUMBER OF UNITS OUTSTANDING AT END OF PERIOD       315,937    141,276    66,242    51,774    21,919     16,490     8,310

* The MEMBERS Variable Annuity II and MEMBERS Choice Variable Annuity product inception date was November 7, 2000, with all subaccounts starting with a $10.00 unit price.

**   Not annualized.

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS

ADDITIONAL CONTRACT PROVISIONS
   The Contract
   Incontestability
   Misstatement of Age or Gender
   Participation
   Section 403(b) Contract Loans
   Loan Amounts
   Loan Processing
   Loan Interest
PRINCIPAL UNDERWRITER
VARIABLE INCOME PAYMENTS
   Assumed Investment Rate
   Amount of Variable Income Payments
   Income Unit Value
OTHER INFORMATION
EXPERTS
FINANCIAL STATEMENTS

You may obtain a copy of the Statement of Additional Information free of charge by writing to or calling us at the address or telephone number shown at the beginning of this Prospectus.

                       MEMBERS(R) CHOICE VARIABLE ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION

                          CUNA Mutual Insurance Society
                                2000 Heritage Way
                               Waverly, Iowa 50677
                                 (800) 798-5500

                      CUNA MUTUAL VARIABLE ANNUITY ACCOUNT

         Individual Flexible Premium Deferred Variable Annuity Contract

This Statement of Additional Information ("SAI") contains additional information to that already provided in the Prospectus for the individual flexible premium deferred variable annuity contract (the "Contract") offered by CUNA Mutual Insurance Society (the "Company").

This SAI is not a Prospectus, and it should be read only in conjunction with Prospectuses for the following:

     1.   MEMBERS Choice Variable Annuity Contract;

     2.   Ultra Series Fund;

The Prospectus for the Contract is dated the same as this SAI. You may obtain a copy of the Prospectuses by writing or calling us at our address or phone number shown above.

                                January 2, 2008

                                TABLE OF CONTENTS

ADDITIONAL CONTRACT PROVISIONS............................................     1
   The Contract...........................................................     1
   Incontestability.......................................................     1
   Misstatement of Age or Gender..........................................     1
   Participation..........................................................     1
   Section 403(b) Contract Loans..........................................     1
   Loan Amounts...........................................................     1
   Loan Processing........................................................     1
   Loan Interest..........................................................     1
   Additional Loan Terms and Loan Default.................................     2
   Effect of Death on Loan................................................     2

PRINCIPAL UNDERWRITER.....................................................     2

VARIABLE INCOME PAYMENTS..................................................     3
   Assumed Investment Rate................................................     3
   Amount of Variable Income Payments.....................................     3
   Income Unit Value......................................................     3

OTHER INFORMATION.........................................................     4

EXPERTS                                                                        5

FINANCIAL STATEMENTS......................................................     5

                         ADDITIONAL CONTRACT PROVISIONS

THE CONTRACT

The application, endorsements and all other attached papers are part of the Contract. The statements made in the application are representations and not warranties. The Company will not use any statement in defense of a claim or to void the Contract unless it is contained in the application.

INCONTESTABILITY

The Company will not contest the Contract.

MISSTATEMENT OF AGE OR GENDER

If the age or gender (if applicable) of the Annuitant has been misstated, the amount which will be paid is that which the proceeds would have purchased at the correct age and sex (if applicable).

PARTICIPATION

The Contract may participate in the Company's divisible surpluses but no dividends are expected to be paid. Any dividends paid after the Annuity Date would be paid with each income payment.

SECTION 403(B) CONTRACT LOANS

LOAN AMOUNTS

Generally, Owners of Contracts issued in connection with Code Section 403(b) retirement programs may borrow up to the lesser of (1) the maximum amount permitted under the Code, or (2) 90% of the Surrender Value of their Contract. Loans in excess of the maximum amount permitted under the Code may be treated as a taxable distribution rather than a loan and could cause disqualification of a
Section 403(b) contract. The Owner should consult a tax adviser to determine the maximum 403(b) loan permitted under the Contract. The Owner is responsible for ensuring that the loan is taken and repaid in compliance with the applicable requirements under the Code. The Company will only make Contract loans after approving a Written Request by the Owner. The written consent of all irrevocable beneficiaries must be obtained before a loan will be given. Loans are not permitted in connection with 403(b) retirement programs that are subject to provisions of Title I of the Employee Retirement Income Security Act of 1974.

LOAN PROCESSING

When a loan is made, the Company transfers an amount equal to the amount borrowed from the Variable Contract Value to the Loan Account. The Loan Account is part of the Company's General Account and Contract Value in the Loan Account does not participate in the investment experience of any Subaccount. The Owner must indicate in the loan application from which Subaccount and in what amounts, Contract Value is to be transferred to the Loan Account. If no instructions are given by the Owner, the transfer(s) are made pro-rata from all Subaccounts having Variable Contract Value. Loans may be repaid by the Owner at any time before the Payout Date. Upon the repayment of any portion of a loan, an amount equal to the repayment will be transferred from the Loan Account to the Subaccount(s) as requested by the Owner.

LOAN INTEREST

The Company charges interest on Contract loans at an effective annual rate of 6.5%. The Company pays interest on the Contract Value in the Loan Account at rates it determines from time to time but never less than an effective annual rate of 3.0%. This rate may change at the Company's discretion and Owners should request current interest rate information from the Company. Consequently, the net cost of a loan is the difference between 6.5% and the rate being paid from time to time on the Contract Value in the Loan Account. Interest on Contract loans accrues on a daily basis from the date of the loan and is due and payable at the end of each Contract Year. If the Owner does not pay the interest due at that time, an amount equal to such interest less interest earned on the Contract Value in the Loan Account is transferred from his or her Variable Contract Value to the Loan Account. This transfer will therefore increase the loan amount.

ADDITIONAL LOAN TERMS AND LOAN DEFAULT

If at any time, the loan amount causes the Surrender Value to be equal to or less than zero, the Contract will be in default. In this event, the Company will send a Written Request of default to the Owner stating the amount of loan repayment needed to reinstate the Contract and the Owner will have 61 days, from the day the notice is mailed, to pay the stated amount. If the Company does not receive the required loan repayment within 61 days, it will terminate the Contract without value. Principal and interest must be repaid in substantially level payments either monthly or quarterly over a five-year period (or, if the loan is used to acquire the Owner's principal residence, a 10, 15 or 20-year period but not beyond the year the Owner attains age 70 1/2). The Owner is allowed a 61-day grace period from the installment due date. If the amount due by the end of the grace period is not received the outstanding loan would default and a taxable distribution of the entire amount of the outstanding principal, interest due, and any applicable charges under this Contract, including any withdrawal charge, will be made. This distribution may be subject to income and penalty tax under the Code and may adversely affect the treatment of the Contract under Code Section 403(b).

EFFECT OF DEATH ON LOAN

Any loan amount outstanding upon the death of the Owner or Annuitant is deducted from any death benefit paid. In addition, a Contract loan, whether or not repaid, will have a permanent effect on the Contract Value because the investment experience of the Variable Account does not apply to the portion of the Contract Value transferred to the Loan Account. The longer the loan remains outstanding, the greater this effect is likely to be.

                              PRINCIPAL UNDERWRITER

The Contract is offered to the public on a continuous basis. The Company anticipates continuing to offer the Contract, but reserves the right to discontinue the offering.

CUNA Brokerage Services, Inc., ("CUNA Brokerage"), the Company, serves as principal underwriter for the Contract. CUNA Brokerage is an Iowa corporation and its home office is located at 2000 Heritage Way, Waverly, Iowa 50677. CUNA Brokerage is an indirect, wholly owned subsidiary of the Company, and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA. CUNA Brokerage offers the Contract through its sales representatives. CUNA Brokerage also may enter into selling agreements with other broker-dealers ("selling firms") and compensate them for their services. Sales representatives are appointed as the Company's insurance agents.

CUNA Brokerage received sales compensation with respect to the Contract in the following amounts during the periods indicated:

                                                   Aggregate Amount of Commissions
                                                   Retained by CUNA Brokerage After
              Aggregate Amount of Commissions   Payments to its Registered Persons and
Fiscal year       Paid to CUNA Brokerage*                    Selling Firms
-----------   -------------------------------   --------------------------------------
2006                    $   834,857                            $  25,046
2005                    $157,254.07                            $4,717.62
2004                    $    75,823                            $2,274.69

*    Includes sales compensation paid to registered person of CUNA Brokerage.

CUNA Brokerage passes through commissions it receives to selling firms for their sales and does not retain any portion of it in return for its services as distributor for the Contract. However, under the distribution agreement with CUNA Brokerage, the Company may pay the following sales expenses: sales representative training allowances; deferred compensation and insurance benefits of registered persons; advertising expenses; and all other expenses of distributing the Contract. The Company also pays for CUNA Brokerage's operating and other expenses.

The Company may pay certain selling firms additional amounts for: (1) sales promotions relating to the Contract; (2) costs associated with sales conferences and educational seminars for their sales representatives; and (3) other sales expenses incurred by them. The Company and/or CUNA Brokerage may make bonus payments to certain selling firms based on aggregate sales or persistency standards. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

                            VARIABLE INCOME PAYMENTS

ASSUMED INVESTMENT RATE

The discussion concerning the amount of variable income payments which follows this section is based on an assumed investment rate of 3.5% per year. The assumed investment rate is used merely in order to determine the first monthly payment per thousand dollars of applied value. THIS RATE DOES NOT BEAR ANY RELATIONSHIP TO THE ACTUAL NET INVESTMENT EXPERIENCE OF THE VARIABLE ACCOUNT OR OF ANY SUBACCOUNT.

AMOUNT OF VARIABLE INCOME PAYMENTS

The amount of the first variable income payment to a Payee will depend on the amount (i.e., the adjusted Contract Value, the Surrender Value, the death benefit) applied to effect the variable income payment as of the Annuity Date, the income payment option selected, and the age and sex (if, applicable) of the Annuitant. The Contracts contain tables indicating the dollar amount of the first income payment under each income payment option for each $1,000 applied at various ages. These tables are based upon the Annuity 2000 Table (promulgated by the Society of Actuaries) and an assumed investment rate of 3.5% per year.

The portion of the first monthly variable income payment derived from a Subaccount is divided by the Income Unit value for that Subaccount (calculated as of the date of the first monthly payment). The number of such units will remain fixed during the annuity period, assuming the Payee makes no exchanges of Income Units for Income Units of another Subaccount.

In any subsequent month, for any Contract, the dollar amount of the variable income payment derived from each Subaccount is determined by multiplying the number of Income Units of that Subaccount attributable to that Contract by the value of such Income Unit at the end of the Valuation Period immediately preceding the date of such payment.

The Income Unit value will increase or decrease from one payment to the next in proportion to the net investment return of the Subaccount or Subaccounts supporting the variable income payments, less an adjustment to neutralize the 3.5% assumed investment rate referred to above. Therefore, the dollar amount of income payments after the first will vary with the amount by which the net investment return of the appropriate Subaccounts is greater or less than 3.5% per year. For example, for a Contract using only one Subaccount to generate variable income payments, if that Subaccount has a cumulative net investment return of 5% over a one year period, the first income payment in the next year will be approximately 1 1/2% greater than the payment on the same date in the preceding year. If such net investment return is 1% over a one year period, the first income payment in the next year will be approximately 2 1/2 percentage points less than the payment on the same date in the preceding year. (See also "Variable Income Payments" in the Prospectus.)

INCOME UNIT VALUE

The value of an Income Unit is calculated at the same time that the value of an Accumulation Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Variable Contract Value" in the Prospectus.) The Income Unit value for each Subaccount's first Valuation Period was set at $100. The Income Unit value for a Subaccount is calculated for each subsequent Valuation Period by dividing (1) by (2), then multiplying this quotient by (3) and then multiplying the result by (4), where:

     (1)  is the Accumulation Unit value for the current Valuation Period;

     (2) is the Accumulation Unit value for the immediately preceding Valuation Period;

     (3) is the Income Unit value for the immediately preceding Valuation Period; and

     (4) is a special factor designed to compensate for the assumed investment rate of 3.5% built into the table used to compute the first variable income payment.

The following illustrations show, by use of hypothetical examples, the method of determining the Income Unit value and the amount of several variable income payments based on one Subaccount.

ILLUSTRATION OF CALCULATION OF INCOME UNIT VALUE

1.  Accumulation Unit value for current Valuation Period                          12.56
2.  Accumulation Unit value for immediately preceding Valuation Period            12.55
3.  Income Unit value for immediately preceding Valuation Period                 103.41
4.  Factor to compensate for the assumed investment rate of 3.5%             0.99990575
5.  Income Unit value of current Valuation Period ((1) / (2)) x (3) x (4)        103.48

ILLUSTRATION OF VARIABLE INCOME PAYMENTS

1.   Number of Accumulation Units at Annuity Date                              1,000.00
2.   Accumulation Unit value                                                $     18.00
3.   Adjusted Contract Value (1)x(2)                                        $ 18,000.00
4.   First monthly income payment per $1,000 of adjusted Contract Value     $      5.63
5.   First monthly income payment (3)x(4) / 1,000                           $    101.34
6.   Income Unit value                                                      $     98.00
7.   Number of Income Units (5) / (6)                                             1.034
8.   Assume Income Unit value for second month equal to                     $     99.70
9.   Second monthly income payment (7)x(8)                                  $    103.09
10.  Assume Income Unit value for third month equal to                      $     95.30
11.  Third monthly income payment (7)x(10)                                  $     98.54

                                OTHER INFORMATION

A registration statement ("Registration Statement") has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this SAI. Not all the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this SAI. Statements contained in this SAI concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                                     EXPERTS

The financial statements of the Subaccounts comprising the CUNA Mutual Life Variable Annuity Account as of December 31, 2006 and for each of the two years in the period ended December 31, 2006, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, dated March 16, 2007, appearing herein, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The financial statements of CUNA Mutual Life Insurance Company and subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, dated March 9, 2007, appearing herein, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The financial statements of CUNA Mutual Insurance Society and its Consolidated Subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, dated March 9, 2007 and March 17, 2006, appearing herein (such reports state that Deloitte & Touche LLP did not audit the consolidated financial statements of The CUMIS Group Limited and Subsidiaries, CMG Mortgage Insurance Company, and CMG Mortgage Assurance Company, all of which were audited by other auditors whose reports have been furnished to Deloitte & Touche LLP, whose opinion, insofar as it relates to the aforementioned companies that were not audited by Deloitte & Touche LLP, is based solely on the reports of other auditors), and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The financial statements of The CUMIS Group Limited and Subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, which are accounted for on a consolidated basis of accounting in the consolidated financial statements of CUNA Mutual Insurance Society, have been audited by KPMG LLP, independent auditors, as stated in their reports, dated February 16, 2007, February 21, 2006 and February 21, 2005. Such reports have been included herein on the authority of such firm as experts in accounting and auditing.

The financial statements of CMG Mortgage Insurance Company and CMG Mortgage Assurance Company as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, which are accounted for on the equity method of accounting in the consolidated financial statements of CUNA Mutual Insurance Society, have been audited by Ernst & Young LLP, independent auditors, as stated in their reports, dated February 14, 2007 and February 10, 2006. Such reports have been included herein on the authority of such firm as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

The Company's, CUNA Mutual Life Insurance Company's, and the Variable Account's financial statements are contained in this Statement of Information ("SAI"). The Company's and CUNA Mutual Life Insurance Company's financial statements should be distinguished from the Variable Account's financial statements and you should consider the Company's and CUNA Mutual Life Insurance Company's financial statements only as bearing upon each Company's ability to meet its obligations under the Contracts.

(DELOITTE LOGO)                                           DELOITTE & TOUCHE LLP
                                                          111 S. Wacker Drive
                                                          Chicago, IL 60606-4301
                                                          USA
                                                          Tel: + 1 312 486 1000
                                                          Fax: + 1 312 486 1486
                                                          www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CUNA Mutual Insurance Society:

We have audited the accompanying consolidated balance sheets of CUNA Mutual Insurance Society and its subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in policyholders' surplus, comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of The CUMIS Group Limited and subsidiaries, the Company's majority owned subsidiary, which statements reflect total assets constituting 18% and 17% of consolidated total assets at December 31, 2005 and 2004, respectively, and total revenues constituting 13% and 12% and net income constituting 12% and 12% of consolidated total revenues and net income, respectively, for the years then ended. We also did not audit the financial statements of the Company's investment in CMG Mortgage Insurance Company and CMG Mortgage Assurance Company (the "unconsolidated affiliates"), which are accounted for by use of the equity method. The Company's equity of $120 million and $104 million in the unconsolidated affiliates' net assets at December 31, 2005 and 2004, respectively, and of $11 million and $9 million in the unconsolidated affiliates' net income for the respective years then ended are included in the accompanying consolidated financial statements. The financial statements of the consolidated and unconsolidated subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the consolidated and unconsolidated subsidiaries, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other auditors, such financial statements present fairly, in all material respects, the consolidated financial position of CUNA Mutual Insurance Society and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
March 17, 2006

                                                        Member of
                                                        Deloitte Touche Tohmatsu

(DELOITTE LOGO)                                           DELOITTE & TOUCHE LLP
                                                          111 S. Wacker Drive
                                                          Chicago, IL 60606-4301
                                                          USA
                                                          TEL: +1 312 486 1000
                                                          Fax: +1 312 486 1486
                                                          www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CUNA Mutual Life Insurance Company:

We have audited the accompanying consolidated balance sheets of CUNA Mutual Life Insurance Company and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, changes in policyholders' surplus, and cash flows for the three years ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CUNA Mutual Life Insurance Company and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the three years ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
March 9, 2007

                                                        Member of
                                                        Deloitte Touche Tohmatsu

(DELOITTE LOGO)                                           DELOITTE & TOUCHE LLP
                                                          111 S. Wacker Drive
                                                          Chicago, II 60606-4301
                                                          USA
                                                          Tel:+1 312 486 1000
                                                          Fax:+1 312 486 1486
                                                          www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CUNA Mutual Insurance Society:

We have audited the accompanying consolidated balance sheets of CUNA Mutual Insurance Society and its subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in policyholders' surplus, comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of The CUMIS Group Limited and subsidiaries, the Company's majority owned subsidiary, which statements reflect total assets constituting 17% and 18% of consolidated total assets at December 31, 2006 and 2005, respectively, and total revenues constituting 11% and 13% and net income constituting 10% and 12% of consolidated total revenues and net income, respectively, for the years then ended. We also did not audit the financial statements of the Company's investment in CMG Mortgage Insurance Company and CMG Mortgage Assurance Company (the "unconsolidated affiliates"), which are accounted for by use of the equity method. The Company's equity of $121 million and $120 million in the unconsolidated affiliates' net assets at December 31, 2006 and 2005, respectively, and of $17 million and $11 million in the unconsolidated affiliates' net income for the respective years then ended are included in the accompanying consolidated financial statements. The financial statements of the consolidated and unconsolidated subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the consolidated and unconsolidated subsidiaries, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other auditors, such financial statements present fairly, in all material respects, the consolidated financial position of CUNA Mutual Insurance Society and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
March 9, 2007

                                                        Member of
                                                        Deloitte Touche Tohmatsu

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES, PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE
THREE YEARS ENDED DECEMBER 31, 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheets - Unaudited
December 31, 2006 and 2005
(000s omitted)

                                                                          2006          2005
                                                                      -----------   -----------
                              ASSETS
Debt securities, available for sale at fair value                     $ 6,508,844   $ 6,980,279
Equity securities, available for sale at fair value                       624,559       533,080
Equity in unconsolidated affiliates                                       152,646       134,816
Mortgage loans                                                            437,021       225,079
Real estate, at cost less accumulated depreciation (2006 - $65,780;
   2005 - $60,559)                                                         61,213        62,269
Policy loans                                                              106,406       108,289
Short-term investments                                                    348,350       313,831
Other invested assets                                                     100,706        53,492
Cash and cash equivalents                                                 249,275       197,580
                                                                      -----------   -----------
Total cash and investments                                              8,589,020     8,608,715
Accrued investment income                                                  77,341        79,847
Reinsurance recoverables                                                  188,339       230,240
Deferred policy acquisition costs                                         598,981       487,472
Premiums receivable                                                       156,756       149,552
Office properties, equipment and computer software at cost less
   accumulated depreciation (2006 - $344,748; 2005 - $328,239)            192,443       181,555
Federal income taxes receivable                                            30,120         9,636
Deferred tax asset                                                         21,422        43,566
Receivables from affiliates                                                 4,866         4,264
Other assets and receivables                                              318,825       231,712
Separate account assets                                                 4,908,098     4,377,676
                                                                      -----------   -----------
Total assets                                                          $15,086,211   $14,404,235
                                                                      ===========   ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheets - Unaudited, continued
December 31, 2006 and 2005
(000s omitted)

                                                                      2006          2005
                                                                  -----------   -----------
            LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves - life and health                              $ 2,509,776   $ 2,459,039
Insurance reserves - property and casualty                            461,398       422,884
Policyholder account balances                                       3,840,995     3,963,595
Unearned premiums                                                     589,905       551,488
Dividends payable to policyholders                                     16,082        16,314
Reinsurance payable                                                    19,718        21,842
Accrued postretirement benefit liability                              192,407       188,965
Payables to affiliates                                                    181           292
Accounts payable and other liabilities                                621,503       688,009
Separate account liabilities                                        4,908,098     4,377,676
                                                                  -----------   -----------
Total liabilities                                                  13,160,063    12,690,104
                                                                  -----------   -----------
Minority interest                                                      43,022        39,014
                                                                  -----------   -----------
Accumulated other comprehensive income, net
   of tax (2006 - $21,451; 2005- $14,495)                             114,055        92,647
Retained earnings                                                   1,769,071     1,582,470
                                                                  -----------   -----------
Total policyholders' surplus                                        1,883,126     1,675,117
                                                                  -----------   -----------
Total liabilities, minority interest and policyholders' surplus   $15,086,211   $14,404,235
                                                                  ===========   ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Statements of Operations - Unaudited
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                      2006         2005         2004
                                                                   ----------   ----------   ----------
Revenues:
   Life and health premiums                                        $1,230,932   $1,204,398   $  987,190
   Property and casualty premiums                                     651,842      570,906      499,134
   Net investment income                                              438,888      364,197      186,967
   Net realized investment gains                                       22,647       21,271       22,779
   Contract charges                                                    69,959       80,457           --
   Other income                                                       298,273      313,965      239,748
                                                                   ----------   ----------   ----------
Total revenues                                                      2,712,541    2,555,194    1,935,818
                                                                   ----------   ----------   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                      741,659      760,765      634,162
   Property and casualty insurance loss and loss adjustment
      expenses                                                        416,671      385,863      301,227
   Interest credited to policyholder account
      balances                                                        149,137      149,479       60,787
   Policyholder dividends                                              29,300       29,223        3,106
   Operating and other expenses                                     1,148,919    1,098,927      822,155
                                                                   ----------   ----------   ----------
Total benefits and expenses                                         2,485,686    2,424,257    1,821,437
                                                                   ----------   ----------   ----------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest          226,855      130,937      114,381
Income tax expense                                                     57,635       15,292       24,267
                                                                   ----------   ----------   ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                    169,220      115,645       90,114
Equity in income of unconsolidated affiliates, net
   of tax (2006 - $6,501; 2005 - $13,345; 2004 - $19,018)              19,096       11,972       11,684
                                                                   ----------   ----------   ----------
Income from continuing operations before minority interest            188,316      127,617      101,798
Minority interest in loss (income)                                     (3,153)       1,105       (2,988)
                                                                   ----------   ----------   ----------
Income from continuing operations                                     185,163      128,722       98,810
Gain (loss) from discontinued operations, net of tax
   (2006 - $(174); 2005 - $1,663; 2004 - $415)                          1,438       (1,510)      (1,623)
                                                                   ----------   ----------   ----------
Net income                                                         $  186,601   $  127,212   $   97,187
                                                                   ==========   ==========   ==========

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES, PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheet - Unaudited
September 30, 2007
(000s omitted)

                                                                          2007
                                                                      -----------
                              ASSETS
Debt securities, available for sale at fair value                     $ 6,304,541
Equity securities, available for sale at fair value                       574,300
Equity in unconsolidated affiliates                                       160,846
Mortgage loans                                                            621,847
Real estate, at cost less accumulated depreciation (2007 - $62,612)        52,910
Policy loans                                                              105,684
Short-term investments                                                    236,466
Other invested assets                                                     268,446
Cash and cash equivalents                                                 265,352
                                                                      -----------
Total cash and investments                                              8,590,392
Accrued investment income                                                  81,197
Reinsurance recoverables                                                  258,227
Deferred policy acquisition costs                                         639,047
Premiums receivable                                                       317,940
Office properties, equipment and computer software at cost less
   accumulated depreciation (2007 - $360,746)                             215,555
Federal income taxes receivable                                                --
Deferred tax asset                                                        106,588
Other assets and receivables                                              262,394
Separate account assets                                                 5,176,104
                                                                      -----------
Total assets                                                          $15,647,444
                                                                      ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheet - Unaudited, continued
September 30, 2007
(000s omitted)

                                                                      2007
                                                                  -----------
            LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves - life and health                              $ 2,711,036
Insurance reserves - property and casualty                            587,478
Policyholder account balances                                       3,633,340
Unearned premiums                                                     641,140
Dividends payable to policyholders                                     17,556
Reinsurance payable                                                    53,644
Accrued postretirement benefit liability                              197,922
Income Taxes Payable                                                   23,250
Accounts payable and other liabilities                                653,762
Separate account liabilities                                        5,176,083
                                                                  -----------
Total liabilities                                                  13,695,211
                                                                  -----------
Minority interest                                                      26,658
                                                                  -----------
Accumulated other comprehensive income, net
   of tax (2007 - $45,428)                                            (14,328)
Retained earnings                                                   1,939,903
                                                                  -----------
Total policyholders' surplus                                        1,925,575
                                                                  -----------
Total liabilities, minority interest and policyholders' surplus   $15,647,444
                                                                  ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Statement of Operations - Unaudited
Nine Months Ended September 30, 2007
(000s omitted)

                                                                      2007
                                                                   ----------
Revenues:
   Life and health premiums                                        $  935,468
   Property and casualty premiums                                     586,404
   Net investment income                                              351,257
   Net realized investment gains                                        4,767
   Contract charges                                                    61,681
   Other income                                                       251,016
                                                                   ----------
Total revenues                                                      2,190,593
                                                                   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                      558,174
   Property and casualty insurance loss and loss adjustment
      expenses                                                        354,721
   Interest credited to policyholder account
      balances                                                        115,379
   Policyholder dividends                                              22,311
   Operating and other expenses                                       915,003
                                                                   ----------
Total benefits and expenses                                         1,965,588
                                                                   ----------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest          225,005
Income tax expense                                                     66,372
                                                                   ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                    158,633
Equity in income of unconsolidated affiliates, net
   of tax (2007 - $2,498)                                              13,873
                                                                   ----------
Income from continuing operations before minority interest            172,506
Minority interest in (income)                                          (1,672)
                                                                   ----------
Net income                                                         $  170,834
                                                                   ==========

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)


----------------------------------------------------------------------------------------------------------------------------
                                    CONSERVATIVE       MODERATE          AGGRESSIVE            MONEY
                                     ALLOCATION       ALLOCATION         ALLOCATION           MARKET              BOND
                                     SUBACCOUNT       SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
  Conservative Allocation Fund,
  2,513,922 shares at net asset
  value of $11.06 per share (cost
  $27,329,458)...................   $ 27,797,517        $        --         $       --       $         --       $         --
INVESTMENTS IN ULTRA SERIES FUND:
  Moderate Allocation Fund,
  8,487,842 shares at net asset
  value of $11.59 per share (cost
  $95,870,877)...................             --         98,382,282                 --                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Aggressive Allocation Fund,
  591,043 shares at net asset
  value of $12.09 per share (cost
  $6,940,499)....................             --                 --          7,144,881                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Money Market Fund, 108,234,241
  shares at net asset value of
  $1.00 per share (cost
  $108,234,281)..................             --                 --                 --        108,234,241                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Bond Fund, 27,809,267 shares at
  net asset value of $10.34 per
  share (cost $289,268,258)......             --                 --                 --                 --        287,411,138
                                    ------------        -----------         ----------       ------------       ------------
       Total assets..............    $27,797,517        $98,382,282         $7,144,881       $108,234,241       $287,411,138
                                    ------------        -----------         ----------       ------------       ------------
LIABILITIES:
  Accrued adverse mortality and
  expense charges................         21,518             79,844              5,692             91,650            257,779
  Other accrued expenses.........          1,678              7,511                476              4,273             15,137
                                    ------------        -----------         ----------       ------------       ------------
     Total liabilities...........         23,196             87,355              6,168             95,923            272,916
                                    ------------        -----------         ----------       ------------       ------------
                                     $27,774,321        $98,294,927         $7,138,713       $108,138,318       $287,138,222
                                    ============        ===========         ==========       ============       ============
NET ASSETS:
  Contracts in accumulation
  period (note 5)................    $27,774,321        $98,247,312         $7,138,713       $108,133,602       $287,053,429
  Contracts in annuitization
  period (note 2 and note 5).....             --             47,615                 --              4,716             84,793
                                    ------------        -----------         ----------       ------------       ------------
     Total Net Assets:...........    $27,774,321        $98,294,927         $7,138,713       $108,138,318       $287,138,222
                                    ============        ===========         ==========       ============       ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------
                                     STRATEGIC                          OPPENHEIMER        DIVERSIFIED         LARGE CAP
                                       INCOME        HIGH INCOME        HIGH INCOME          INCOME              VALUE
                                     SUBACCOUNT      SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN MFS VARIABLE
  INSURANCE TRUST:
  Strategic Income Series,
  204,160 shares at net asset
  value of $10.49 per share (cost
  $2,088,960)....................   $ 2,141,638        $        --        $        --       $         --       $         --
INVESTMENTS IN ULTRA SERIES FUND:
  High Income Fund, 9,461,321
  shares at net asset value of
  $10.45 per share (cost
  $96,239,647)...................            --         98,844,023                 --                 --                 --
INVESTMENTS IN OPPENHEIMER
  VARIABLE ACCOUNTS TRUST:
  High Income Fund/VA, 1,435,451
  shares at net asset value of
  $8.24 per share (cost
  $13,619,647)...................            --                 --         11,828,114                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Diversified Income Fund,
  21,265,495 shares at net asset
  value of $19.11 per share (cost
  $386,666,388)..................            --                 --                 --        406,445,216                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Large Cap Value Fund,
  13,355,440 shares at net asset
  value of $37.33 per share (cost
  $386,475,964)..................            --                 --                 --                 --        498,547,973
                                    -----------        -----------        -----------       ------------       ------------
     Total assets................     2,141,638         98,844,023         11,828,114        406,445,216        498,547,973
                                    -----------        -----------        -----------       ------------       ------------
LIABILITIES:
  Accrued adverse mortality and
  expense charges................         2,044             87,582             11,484            370,643            450,347
  Other accrued expenses.........           245              4,320              1,378             23,317             32,445
                                    -----------        -----------        -----------       ------------       ------------
     Total liabilities...........         2,289             91,902             12,862            393,960            482,792
                                    -----------        -----------        -----------       ------------       ------------
                                     $2,139,349        $98,752,121        $11,815,252       $406,051,256       $498,065,181
                                    ===========        ===========        ===========       ============       ============
NET ASSETS:
  Contracts in accumulation
  period (note 5)................    $2,137,845        $98,712,419        $11,797,768       $405,425,242       $497,671,109
  Contracts in annuitization
  period (note 2 and note 5).....         1,504             39,702             17,484            626,014            394,072
                                    -----------        -----------        -----------       ------------       ------------
     Total Net Assets:...........    $2,139,349        $98,752,121        $11,815,252       $406,051,256       $498,065,181
                                    ===========        ===========        ===========       ============       ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------------
                                      LARGE CAP          MID CAP            MID CAP           SMALL CAP          SMALL CAP
                                        GROWTH            VALUE             GROWTH              VALUE             GROWTH
                                      SUBACCOUNT       SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
  Large Cap Growth Fund,
  10,485,080 shares at net asset
  value of $24.25 per share (cost
  $202,618,982)..................   $ 254,213,447       $         --       $         --           $     --           $     --
INVESTMENTS IN ULTRA SERIES FUND:
  Mid Cap Value Fund, 10,391,795
  shares at net asset value of
  $18.56 per share (cost
  $161,187,693)..................              --        192,853,352                 --                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Mid Cap Growth Fund, 19,896,745
  shares at net asset value of
  $6.62 per share (cost
  $120,624,447)..................              --                 --        131,775,385                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Small Cap Value Fund, 47,400
  shares at net asset value of
  $9.62 per share (cost
  $462,176)......................              --                 --                 --            456,110                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Small Cap Growth Fund, 67,693
  shares at net asset value of
  $10.41 per share (cost
  $684,008)......................              --                 --               ----                 --            704,971
                                    -------------       ------------       ------------           --------           --------
     Total assets................     254,213,447        192,853,352        131,775,385            456,110            704,971
                                    -------------       ------------       ------------           --------           --------
LIABILITIES:
  Accrued adverse mortality and
  expense charges................         226,325            171,276            117,100                323                585
  Other accrued expenses.........          15,347              9,369              7,382                 21                 61
                                    -------------       ------------       ------------           --------           --------
     Total liabilities...........         241,672            180,645            124,482                344                646
                                    -------------       ------------       ------------           --------           --------
                                     $253,971,775       $192,672,707       $131,650,903           $455,766           $704,325
                                    =============       ============       ============           ========           ========
NET ASSETS:
  Contracts in accumulation
  period (note 5)................    $253,872,304       $192,603,876       $131,599,464           $455,766           $704,325
  Contracts in annuitization
  period (note 2 and note 5).....          99,471             68,831             51,439                 --                 --
                                    -------------       ------------       ------------           --------           --------
     Total Net Assets:...........    $253,971,775       $192,672,707       $131,650,903           $455,766           $704,325
                                    =============       ============       ============           ========           ========





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

----------------------------------------------------------------------------------------------------------------
                                                                                T. ROWE PRICE
                                               GLOBAL        INTERNATIONAL      INTERNATIONAL       DEVELOPING
                                             SECURITIES          STOCK              STOCK            MARKETS
                                             SUBACCOUNT       SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
----------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
  Global Securities Fund, 2,421,735
  shares at net asset value of $15.41 per
  share (cost $28,998,049)...............   $ 37,325,541       $         --        $        --        $       --
INVESTMENTS IN ULTRA SERIES FUND:
  International Stock Portfolio,
  7,051,427 shares at net asset value of
  $15.00 per share (cost $83,907,473)....             --        105,765,792                 --                --
INVESTMENTS IN T. ROWE PRICE
  INTERNATIONAL SERIES, INC.:
  International Stock Portfolio,
  1,437,721 shares at net asset value of
  $17.97 per share (cost $19,268,736)....             --                 --         23,516,691                --
INVESTMENTS IN FRANKLIN TEMPLETON
  VARIABLE PRODUCTS SERIES FUND:
  Developing Franklin Markets Securities
  Fund, 311,637 shares at net asset value
  of $13.79 per share (cost $2,045,730)..             --                 --                 --         4,520,881
                                            ------------       ------------        -----------        ----------
     Total assets........................     37,325,541        105,765,792         23,516,691         4,520,881
                                            ------------       ------------        -----------        ----------
LIABILITIES:
  Accrued adverse mortality and expense
  charges................................         32,467             90,795             21,595             4,074
  Other accrued expenses.................          1,597              4,806              2,591               489
                                            ------------       ------------        -----------        ----------
     Total liabilities...................         34,064             95,601             24,186             4,563
                                            ------------       ------------        -----------        ----------
                                             $37,291,477       $105,670,191        $23,492,505        $4,516,318
                                            ============       ============        ===========        ==========
NET ASSETS:
  Contracts in accumulation period (note
  5).....................................    $37,269,095       $105,626,304        $23,470,060        $4,516,318
  Contracts in annuitization period (note
  2 and note 5)..........................         22,382             43,887             22,445                --
                                            ------------       ------------        -----------        ----------
     Total Net Assets:...................    $37,291,477       $105,670,191        $23,492,505        $4,516,318
                                            ============       ============        ===========        ==========





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
   STATEMENT OF OPERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)


--------------------------------------------------------------------------------------------------------------
                                        CONSERVATIVE       MODERATE    AGGRESSIVE      MONEY
                                         ALLOCATION       ALLOCATION   ALLOCATION      MARKET         BOND
                                         SUBACCOUNT       SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income.................            $  1,970    $    7,715     $    659    $3,242,875    $   198,050
  Adverse mortality and expense
     charges (note 3).............             (88,043)     (381,644)     (25,688)     (801,652)    (2,530,897)
  Administrative charges..........              (7,422)      (40,373)      (2,639)      (40,684)      (145,646)
  Net investment income (loss)....             (93,495)     (414,302)     (27,668)    2,400,539     (2,478,493)
                                              --------   -----------    ---------   -----------   ------------
REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain(loss) on sale of
     fund shares..................                 624         6,514       (3,952)           --       (860,925)
  Realized gain distributions.....              35,695       430,542       94,820            --             --
                                              --------   -----------    ---------   -----------   ------------
  Net realized gain (loss) on
     investments..................              36,319       437,056       90,868            --       (860,925)
NET CHANGE IN UNREALIZED
  APPRECIATION OR (DEPRECIATION)
  ON INVESTMENTS:.................             475,365     2,541,937      205,228            --      7,236,796
                                              --------   -----------    ---------   -----------   ------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS......................            $418,189   $ 2,564,691    $ 268,428   $ 2,400,539   $  3,897,378
                                              ========   ===========    =========   ===========   ============





--------------------------------------------------------------------------------------------------------
                                     STRATEGIC                 OPPENHEIMER    DIVERSIFIED     LARGE CAP
                                      INCOME     HIGH INCOME   HIGH INCOME      INCOME          VALUE
                                    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income................    $ 109,500    $   16,291   $ 1,048,759    $   162,724    $   135,529
  Adverse mortality and expense
     charges (note 3)............      (21,073)     (881,935)     (132,134)    (3,824,251)    (4,663,950)
  Administrative charges.........       (2,529)      (42,287)      (15,856)      (242,328)      (336,530)
                                     ---------   -----------   -----------   ------------   ------------
  Net investment income (loss)...       85,898      (907,931)      900,769     (3,903,855)    (4,864,951)
                                     ---------   -----------   -----------   ------------   ------------
REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gains on sale of fund
     shares......................        8,607       272,057      (700,012)     2,723,015     20,894,331
  Realized gain distributions....           --        43,623            --        279,831        211,771
                                     ---------   -----------   -----------   ------------   ------------
  Net realized gain (loss) on
     investments.................        8,607       315,680      (700,012)     3,002,846     21,106,102
NET CHANGE IN UNREALIZED
  APPRECIATION OR DEPRECIATION ON
  INVESTMENTS:...................      (46,813)    2,305,942       150,355     11,973,360     11,236,147
                                     ---------   -----------   -----------   ------------   ------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.....................     $ 47,692   $ 1,713,691    $  351,112   $ 11,072,351   $ 27,477,298
                                     =========   ===========   ===========   ============   ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
STATEMENT OF OPERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

--------------------------------------------------------------------------------------------------------
                                      LARGE CAP       MID CAP        MID CAP      SMALL CAP    SMALL CAP
                                       GROWTH          VALUE         GROWTH         VALUE       GROWTH
                                     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
--------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income................    $    24,244    $    94,596    $        --     $    --      $    --
  Adverse mortality and expense
     charges (note 3)............     (2,223,790)    (1,780,609)    (1,185,804)       (854)      (1,286)
  Administrative charges.........       (151,190)       (97,359)       (75,632)        (56)        (135)
                                    ------------   ------------   ------------    --------     --------
  Net investment income (loss)...     (2,350,736)    (1,783,372)    (1,261,436)       (910)      (1,421)
                                    ------------   ------------   ------------    --------     --------
REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gains on sale of fund
     shares......................      5,761,825      6,754,066      1,789,411         (28)      (1,078)
  Realized gain distributions....             --        311,282      1,741,110          --           --
                                    ------------   ------------   ------------    --------     --------
  Net realized gain (loss) on
     investments.................      5,761,825      7,065,348      3,530,521         (28)      (1,078)
NET CHANGE IN UNREALIZED
  APPRECIATION OR DEPRECIATION ON
  INVESTMENTS:...................     24,728,572      5,147,982     14,126,256      (6,068)      20,963
                                    ------------   ------------   ------------    --------     --------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.....................   $ 28,139,661   $ 10,429,958   $ 16,395,341    $ (7,006)    $ 18,464
                                    ============   ============   ============    ========     ========





-----------------------------------------------------------------------------------------------------
                                                                              T. ROWE
                                                GLOBAL     INTERNATIONAL   INTERNATIONAL   DEVELOPING
                                              SECURITIES       STOCK           STOCK         MARKETS
                                              SUBACCOUNT     SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
-----------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income.........................    $   55,427     $  129,369      $       --      $ 98,545
  Adverse mortality and expense charges
     (note 3).............................      (313,995)      (888,447)       (227,675)      (39,678)
  Administrative charges..................       (14,876)       (46,820)        (27,321)       (4,761)
                                             -----------    -----------     -----------     ---------
  Net investment income (loss)............      (273,444)      (805,898)       (254,996)       54,106
                                             -----------    -----------     -----------     ---------
REALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gains on sale of fund shares...       924,050      2,275,696       1,523,085       413,558
  Realized gain distributions.............       347,239      1,258,062              --       338,615
                                             -----------    -----------     -----------     ---------
  Net realized gain (loss) on
     investments..........................     1,271,289      3,533,758       1,523,085       752,173
NET CHANGE IN UNREALIZED APPRECIATION OR
  DEPRECIATION ON INVESTMENTS:............     1,613,803      6,426,097       1,438,894       175,684
                                             -----------    -----------     -----------     ---------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS...............   $ 2,611,648    $ 9,153,957     $ 2,706,983     $ 981,963
                                             ===========    ===========     ===========     =========





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED)


---------------------------------------------------------------------------------------------------------------
                                     CONSERVATIVE ALLOCATION SUBACCOUNT       MODERATE ALLOCATION SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...      $   (93,495)        $   14,354         $  (414,302)        $   84,019
  Net realized gain (loss) on
     investments.................           36,319                577             437,056              1,219
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................          475,365             (7,307)          2,541,937            (30,532)
                                      ------------        -----------        ------------        -----------
     Net increase (decrease) in
       net assets from
       operations................          418,189              7,624           2,564,691             54,706
                                      ------------        -----------        ------------        -----------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................        9,348,172            837,953          48,319,574          6,762,635
  Transfers between subaccounts
     (including fixed accounts),
     net.........................       17,987,303            408,546          42,467,225          1,270,398
  Transfers for contract benefits
     and terminations............       (1,224,230)            (1,250)         (3,048,455)           (33,688)
  Contract charges and fees......           (7,578)              (408)            (59,585)            (1,372)
  Adjustments to annuity
     reserves....................               --                 --              (1,202)                --
                                      ------------        -----------        ------------        -----------
     Net increase (decrease) in
       net assets from contract
       transactions..............       26,103,667          1,244,841          87,677,557          7,997,973
                                      ------------        -----------        ------------        -----------
  Total increase (decrease) in
     net assets..................       26,521,856          1,252,465          90,242,248          8,052,679
NET ASSETS:
  Beginning of period............        1,252,465                 --           8,052,679                 --
  Ending of period...............     $ 27,774,321        $ 1,252,465        $ 98,294,927        $ 8,052,679
                                      ============        ===========        ============        ===========





---------------------------------------------------------------------------------------------------------------
                                      AGGRESSIVE ALLOCATION SUBACCOUNT           MONEY MARKET SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...       $  (27,668)         $  9,040          $  2,400,539       $  2,298,375
  Net realized gain (loss) on
     investments.................           90,868                10                    --                 --
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................          205,228              (847)                   --                 --
                                       -----------         ---------         -------------      -------------
     Net increase (decrease) in
       net assets from
       operations................          268,428             8,203             2,400,539          2,298,375
                                       -----------         ---------         -------------      -------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................        1,814,685           419,618             5,241,622         13,153,890
  Transfers between subaccounts
     (including fixed accounts),
     net.........................        4,424,276           332,377            45,867,762         41,624,245
  Transfers for contract benefits
     and terminations............         (124,452)             (600)          (34,244,310)       (39,040,113)
  Contract charges and fees......           (3,822)               --              (100,563)          (428,398)
  Adjustments to annuity
     reserves....................               --                --                    46                 68
                                       -----------         ---------         -------------      -------------
     Net increase (decrease) in
       net assets from contract
       transactions..............        6,110,687           751,395            16,764,557         15,309,692
                                       -----------         ---------         -------------      -------------
  Total increase (decrease) in
     net assets..................        6,379,115           759,598            19,165,096         17,608,067
NET ASSETS:
  Beginning of period............          759,598                --            88,973,222         71,365,155
                                       -----------         ---------         -------------      -------------
  Ending of period...............      $ 7,138,713         $ 759,598         $ 108,138,318      $  88,973,222
                                       ===========         =========         =============      =============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

---------------------------------------------------------------------------------------------------------------
                                              BOND SUBACCOUNT                  STRATEGIC INCOME SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...      $ (2,478,493)      $  9,376,976         $   85,898         $  120,710
  Net realized gain (loss) on
     investments.................          (860,925)          (927,793)             8,607             39,087
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................         7,236,796           (803,751)           (46,813)           (23,151)
                                      -------------      -------------        -----------        -----------
     Net increase (decrease) in
       net assets from
       operations................         3,897,378          7,645,432             47,692            136,646
                                      -------------      -------------        -----------        -----------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................        14,611,458         33,064,845                 --                 --
  Transfers between subaccounts
     (including fixed accounts),
     net.........................         9,932,968         28,859,270            (26,905)          (162,943)
  Transfers for contract benefits
     and terminations............       (30,943,217)       (44,831,350)          (265,673)          (787,488)
  Contact charges and fees.......          (301,810)          (437,650)            (1,428)            (2,174)
  Adjustments to annuity
     reserves....................             1,422             (4,050)                55                 64
                                      -------------      -------------        -----------        -----------
     Net increase (decrease) in
       net assets from contract
       transactions..............        (6,699,179)        16,651,065           (293,951)          (952,541)
                                      -------------      -------------        -----------        -----------
  Total increase (decrease) in
     net assets..................        (2,801,801)        24,296,497           (246,259)          (815,895)
NET ASSETS:
  Beginning of period............       289,940,023        265,643,526          2,385,608          3,201,503
                                      -------------      -------------        -----------        -----------
  Ending of period...............     $ 287,138,222      $ 289,940,023        $ 2,139,349        $ 2,385,608
                                      =============      =============        ===========        ===========




---------------------------------------------------------------------------------------------------------------
                                           HIGH INCOME SUBACCOUNT           OPPENHEIMER HIGH INCOME SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...      $   (907,931)      $  5,694,910        $   900,769         $ 1,276,986
  Net realized gain (loss) on
     investments.................           315,680            423,153           (700,012)         (1,208,077)
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................         2,305,942          1,083,025            150,355           1,320,103
                                      -------------      -------------       ------------        ------------
     Net increase (decrease) in
       net assets from
       operations................         1,713,691          7,201,088            351,112           1,389,012
                                      -------------      -------------       ------------        ------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................         3,869,156         10,019,719                 --                  --
  Transfers between subaccounts
     (including fixed accounts),
     net.........................         1,416,070         11,343,196           (374,962)         (1,334,039)
  Transfers for contract benefits
     and terminations............        (8,924,075)       (11,516,001)        (4,151,950)         (5,584,623)
  Contract charges and fees......          (119,385)          (148,397)            (6,617)            (11,900)
  Adjustments to annuity
     reserves....................                29                838               (690)                458
                                      -------------      -------------       ------------        ------------
     Net increase (decrease) in
       net assets from contract
       transactions..............        (3,758,205)         9,699,355         (4,534,219)         (6,930,104)
                                      -------------      -------------       ------------        ------------
  Total increase (decrease) in
     net assets..................        (2,044,514)        16,900,443         (4,183,107)         (5,541,092)
NET ASSETS:
  Beginning of period............       100,796,635         83,896,192         15,998,359          21,539,451
                                      -------------      -------------       ------------        ------------
  Ending of period...............     $  98,752,121      $ 100,796,635       $ 11,815,252        $ 15,998,359
                                      =============      =============       ============        ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

---------------------------------------------------------------------------------------------------------------
                                       DIVERSIFIED INCOME SUBACCOUNT            LARGE CAP VALUE SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...      $ (3,903,855)      $  5,650,452        $ (4,864,951)      $  2,932,365
  Net realized gain (loss) on
     investments.................         3,002,846         60,868,495          21,106,102         54,098,361
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................        11,973,360        (29,005,297)         11,236,147         32,990,080
                                      -------------      -------------       -------------      -------------
     Net increase (decrease) in
       net assets from
       operations................        11,072,351         37,513,650          27,477,298         90,020,806
                                      -------------      -------------       -------------      -------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................        14,601,514         21,545,488          16,496,844         32,893,982
  Transfers between subaccounts
     (including fixed accounts),
     net.........................       (10,452,621)       (11,792,871)        (19,079,149)           998,069
  Transfers for contract benefits
     and terminations............       (59,269,812)       (86,182,573)        (64,011,360)       (83,642,703)
  Contract charges and fees......          (399,185)          (753,532)           (523,104)          (705,323)
  Adjustments to annuity
     reserves....................            (1,904)             6,500               6,038             13,259
                                      -------------      -------------       -------------      -------------
     Net increase (decrease) in
       net assets from contract
       transactions..............       (55,522,008)       (77,176,988)        (67,110,731)       (50,442,716)
                                      -------------      -------------       -------------      -------------
  Total increase (decrease) in
     net assets..................       (44,449,657)       (39,663,338)        (39,633,433)        39,578,090
NET ASSETS:
  Beginning of period............       450,500,913        490,164,251         537,698,614        498,120,524
                                      -------------      -------------       -------------      -------------
  Ending of period...............     $ 406,051,256      $ 450,500,913       $ 498,065,181      $ 537,698,614
                                      =============      =============       =============      =============




---------------------------------------------------------------------------------------------------------------
                                        LARGE CAP GROWTH SUBACCOUNT              MID CAP VALUE SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...      $ (2,350,736)      $ (2,263,936)       $ (1,783,372)      $   (457,577)
  Net realized gain (loss) on
     investments.................         5,761,825          2,733,722           7,065,348         34,099,379
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................        24,728,572         15,066,364           5,147,982         (5,868,290)
                                      -------------      -------------       -------------      -------------
     Net increase (decrease) in
       net assets from
       operations................        28,139,661         15,536,150          10,429,958         27,773,512
                                      -------------      -------------       -------------      -------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................         9,799,834         20,403,354           7,420,160         15,902,735
  Transfers between subaccounts
     (including fixed accounts),
     net.........................        (5,513,032)        (3,646,682)         (5,617,896)         1,519,372
  Transfers for contract benefits
     and terminations............       (28,407,894)       (37,759,630)        (18,895,025)       (22,743,153)
  Contract charges and fees......          (256,215)          (346,378)           (213,154)          (265,773)
  Adjustments to annuity
     reserves....................            (1,014)             2,258               1,095              1,252
                                      -------------      -------------       -------------      -------------
     Net increase (decrease) in
       net assets from contract
       transactions..............       (24,378,321)       (21,347,078)        (17,304,820)        (5,585,567)
                                      -------------      -------------       -------------      -------------
  Total increase (decrease) in
     net assets..................         3,761,340         (5,810,928)         (6,874,862)        22,187,945
NET ASSETS:
  Beginning of period............       250,210,435        256,021,363         199,547,569        177,359,624
                                      -------------      -------------       -------------      -------------
  Ending of period...............     $ 253,971,775      $ 250,210,435       $ 192,672,707      $ 199,547,569
                                      =============      =============       =============      =============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

----------------------------------------------------------------------------------------------------------------
                                     MID CAP GROWTH SUBACCOUNT              SMALL CAP VALUE SUBACCOUNT
                                FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED
                               SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007
----------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss)..................      $ (1,261,436)      $ (1,575,676)         $   (910)
                                  -------------      -------------         ---------
  Net realized gain (loss) on
     investments.............         3,530,521         32,350,760               (28)
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.............        14,126,256        (18,813,057)           (6,068)
                                  -------------      -------------         ---------
     Net increase (decrease)
       in net assets from
       operations............        16,395,341         11,962,027            (7,006)
                                  -------------      -------------         ---------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners.........         4,247,352         12,203,088           129,032
  Transfers between
     subaccounts (including
     fixed accounts), net....        (4,886,429)         3,149,447           340,294
  Transfers for contract
     benefits and
     terminations............       (13,724,442)       (17,187,000)           (6,436)
  Contract charges and fees..          (140,992)          (179,817)             (118)
  Adjustments to annuity
     reserves................            (3,177)             1,091                --
                                  -------------      -------------         ---------
     Net increase (decrease)
       in net assets from
       contract
       transactions..........       (14,507,688)        (2,013,191)          462,772
                                  -------------      -------------         ---------
  Total increase (decrease)
     in net assets...........         1,887,653          9,948,836           455,766
NET ASSETS:
  Beginning of period........       129,763,250        119,814,414                --
                                  -------------      -------------         ---------
  Ending of period...........     $ 131,650,903      $ 129,763,250         $ 455,766
                                  =============      =============         =========




----------------------------------------------------------------------------------------------------------------
                                    SMALL CAP GROWTH SUBACCOUNT            GLOBAL SECURITIES SUBACCOUNT
                                FOR PERIOD ENDED                       FOR PERIOD ENDED       YEAR ENDED
                               SEPTEMBER 30, 2007                     SEPTEMBER 30, 2007  DECEMBER 31, 2006
----------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss)..................        $ (1,421)                            $  (273,444)        $    21,656
  Net realized gain (loss) on
     investments.............          (1,078)                              1,271,289           2,259,264
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.............          20,963                               1,613,803           2,050,409
                                    ---------                            ------------        ------------
     Net increase (decrease)
       in net assets from
       operations............          18,464                               2,611,648           4,331,329
                                    ---------                            ------------        ------------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners.........         215,245                               1,966,029           4,724,418
  Transfers between
     subaccounts (including
     fixed accounts), net....         490,316                                 967,422           5,059,219
  Transfers for contract
     benefits and
     terminations............         (19,682)                             (2,465,815)         (2,806,355)
  Contract charges and fees..             (18)                                (45,599)            (46,246)
  Adjustments to annuity
     reserves................              --                                    (956)                657
                                    ---------                            ------------        ------------
     Net increase (decrease)
       in net assets from
       contract
       transactions..........         685,861                                 421,081           6,931,693
                                    ---------                            ------------        ------------
  Total increase (decrease)
     in net assets...........         704,325                               3,032,729          11,263,022
NET ASSETS:
  Beginning of period........              --                              34,258,748          22,995,726
                                    ---------                            ------------        ------------
  Ending of period...........       $ 704,325                            $ 37,291,477        $ 34,258,748
                                    =========                            ============        ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

-------------------------------------------------------------------------------------------------------------
                                  INTERNATIONAL STOCK SUBACCOUNT        T-ROWE INTERNATIONAL STOCK SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED       FOR PERIOD ENDED        YEAR ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006   SEPTEMBER 30, 2007   DECEMBER 31, 2006
-------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss)................       $   (805,898)        $   309,057         $  (254,996)         $   (95,761)
  Net realized gain (loss)
     on investments........          3,533,758          10,325,401           1,523,085            1,537,448
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments...........          6,426,097           5,152,145           1,438,894            2,831,006
                                 -------------        ------------        ------------         ------------
     Net increase
       (decrease) in net
       assets from
       operations..........          9,153,957          15,786,603           2,706,983            4,272,693
                                 -------------        ------------        ------------         ------------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners.......          5,572,766          11,399,690                  --                   --
  Transfers between
     subaccounts (including
     fixed accounts), net..          3,406,220          19,767,910            (829,410)          (1,732,807)
  Transfers for contract
     benefits and
     terminations..........         (8,870,970)         (7,443,763)         (4,177,480)          (5,802,170)
  Contract charges and
     fees..................           (109,849)           (102,643)            (13,489)             (26,465)
  Adjustments to annuity
     reserves..............                609                 873              (1,393)                 434
                                 -------------        ------------        ------------         ------------
     Net increase
       (decrease) in net
       assets from contract
       transactions........             (1,224)         23,622,067          (5,021,772)          (7,561,008)
                                 -------------        ------------        ------------         ------------
  Total increase (decrease)
     in net assets.........          9,152,733          39,408,670          (2,314,789)          (3,288,315)
NET ASSETS:
  Beginning of period......         96,517,458          57,108,788          25,807,294           29,095,609
                                 -------------        ------------        ------------         ------------
  Ending of period.........      $ 105,670,191        $ 96,517,458        $ 23,492,505         $ 25,807,294
                                 =============        ============        ============         ============




-------------------------------------------------------------------------------------------------------------
                                   DEVELOPING MARKETS SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006
-------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss)................        $   54,106          $   (11,504)
  Net realized gain (loss)
     on investments........           752,173              590,876
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments...........           175,684              420,768
                                  -----------         ------------
     Net increase
       (decrease) in net
       assets from
       operations..........           981,963            1,000,140
                                  -----------         ------------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners.......                --                   --
  Transfers between
     subaccounts (including
     fixed accounts), net..          (121,424)            (373,149)
  Transfers for contract
     benefits and
     terminations..........          (634,282)            (862,800)
  Contract charges and
     fees..................            (2,748)              (4,109)
  Adjustments to annuity
     reserves..............                --                   --
                                  -----------         ------------
     Net increase
       (decrease) in net
       assets from contract
       transactions........          (758,454)          (1,240,058)
                                  -----------         ------------
  Total increase (decrease)
     in net assets.........           223,509             (239,918)
NET ASSETS:
  Beginning of period......         4,292,809            4,532,727
                                  -----------         ------------
  Ending of period.........       $ 4,516,318         $  4,292,809
                                  ===========         ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                          NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION

     The CUNA Mutual Life Variable Annuity Account (the Variable Account) is a unit investment trust registered under the Investment Company Act of 1940 with the Securities and Exchange Commission (SEC). The Variable Account was established as a separate investment account within CUNA Mutual Life Insurance Company (the Company) to receive and invest net premiums paid under variable annuity contracts (Contracts).

     Although the assets in the Variable Account are the property of the Company, the assets in the Variable Account attributable to the Contracts are not chargeable with liabilities arising out of any other business which the Company may conduct. The net assets of the Variable Account are available to cover the general liabilities of the Company only to the extent that the Variable Account's assets exceed its liabilities arising under the Contracts. The Company has the right to transfer to the general account any assets of the Variable Account which are in excess of reserves and other contract liabilities. All obligations arising under the Contracts are general corporate obligations of the Company.

     The Variable Account currently sells four variable annuity products:
     MEMBERS Variable Annuity, MEMBERS Variable Annuity II, MEMBERS Choice Variable Annuity and MEMBERS Variable Annuity III.

     The accompanying financial statements include only the Contract owner deposits applicable to the variable portions of the Contracts and exclude deposits for fixed dollar benefits, which are included in the general account of the Company.

     Investments

     The Variable Account currently is divided into nineteen subaccounts but may, in the future, include additional subaccounts. Each subaccount invests exclusively in shares of a single underlying fund. (The term fund is used to mean an investment portfolio, i.e., Ultra Series Fund (Class Z shares),
     T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds, Franklin Templeton Variable Insurance Products Trust, or any other open-end management investment company or unit investment trust in which a subaccount invests.) The income, gains and losses, realized or unrealized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount.

     The Variable Account invests in shares of certain funds within the Ultra Series Fund, T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds, and Franklin Templeton Variable Insurance Products Trust. Each is a management investment company of the series type with one or more funds. Each is registered with the SEC as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the companies or their funds by the SEC.

     Ultra Series Fund currently has fifteen funds available as investment options under the Contracts. T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust each have one fund available as an investment option under the Contracts. The T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust also have other funds that are not available under the Contracts. These fund companies may, in the future, create additional funds or classes that may or may not be available as investment options under the Contracts.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     MEMBERS Capital Advisors, Inc. serves as the investment adviser to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Ultra Series Fund. The Company owns one half of MEMBERS Capital Advisors' outstanding stock and one half is owned indirectly by CUNA Mutual Insurance Society (CMIS). CMIS is joined in an agreement of permanent affiliation with the company, and the companies have a common management team and board of directors.

     T. Rowe Price International, Inc. serves as the investment adviser to the International Stock Portfolio and manages its assets in accordance with general policies and guidelines established by the board of directors of T. Rowe Price International Series, Inc.

     Massachusetts Financial Services Company (MFS) serves as the investment adviser to the MFS Strategic Income Series and manages their assets in accordance with general policies and guidelines established by the board of trustees of MFS(R) Variable Insurance Trust(SM).

     Oppenheimer Funds, Inc. serves as the investment adviser to the Oppenheimer High Income Fund/VA and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Oppenheimer Variable Account Funds.

     Templeton Asset Management Ltd. serves as the investment adviser to the Franklin Templeton Developing Markets Securities Fund and manages its assets and makes its investments decisions.

(2) SIGNIFICANT ACCOUNTING POLICIES

     Investment Valuation

     The assets of each fund are held separate from the assets of the other funds, and each fund is offered at a price equal to its respective net asset value per share. Investments in shares of the funds are stated at market value which is the net asset value per share as determined by the funds. Transactions are recorded on a trade date basis. Realized gains and losses from security transactions are reported on an average cost basis. Income from dividends and gains from realized gain distributions from each fund are recorded on the ex-dividend date and are reinvested in that fund.

     Federal Income Taxes

     The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. The Company does not expect to incur federal income taxes on recorded earnings or the realized capital gains attributed to the Variable Account to the extent the earnings are credited under the contracts. Accordingly, no charge for income tax is currently recorded to the Variable Account. If such taxes are incurred by the Company in the future, a charge to the Variable Account may be assessed.

     Annuity Reserves

     Annuity reserves are computed for contracts in the payout stage according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 3.5%. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if reserves exceed amounts required, transfers may be made to the Company.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


     reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(3) FEES AND CHARGES

     Contract Charges

     SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE). At the time purchase payments are paid, no charge is deducted for sales expenses. However, a surrender charge is deducted upon surrender or partial withdrawal of purchase payments within 7 years of their being paid and, in certain circumstances, upon payment of a death benefit or the election of certain annuity payment options.

     For purchase payments withdrawn or surrendered within one year of having been paid, the charge is 7% of the amount of the payment withdrawn or surrendered. The surrender charge decreases by 1% for each full year that has elapsed since the purchase payment was made. No surrender charge is assessed upon the withdrawal or surrender of the contract value in excess of aggregate purchase payments or on purchase payments made more than 7 years prior to the withdrawal or surrender.

     Subject to certain restrictions for the first partial withdrawal (or surrender) in each contract year, an amount equal to 10% of aggregate purchase payments subject to a surrender charge (as of the time of withdrawal or surrender) may be surrendered without a surrender charge. The surrender charge also may be waived in certain circumstances as provided in the Contracts.

     ANNUAL CONTRACT FEE. On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts an annual contract fee of $30 from the variable contract value. After the annuity date, the Company deducts this fee from variable annuity payments. A pro-rated portion of the fee is deducted upon annuitization of a Contract except on a contract anniversary. The Company currently waives this fee for contracts with $25,000 or more of contract value.

     DEATH BENEFIT RIDER CHARGES. Optional death benefit riders are available on MEMBERS Variable Annuity II and MEMBERS Choice Variable Annuity contracts. The Maximum Anniversary Value Death Benefit and 5% Annual Guarantee Death Benefit Riders are available for issue ages 0 to 75. The minimum Death Benefit Guarantee Rider is available for issue ages 76 to 85.

     On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts rider fees from the contract value. The annual charge for each of these riders ranges from 0.15% to 0.20% of average assets during the prior contract year.

     Optional death benefit riders are also available on MEMBERS Variable Annuity III contracts. The Maximum Anniversary Value Death Benefit, 3% Annual Guarantee Death Benefit and Earnings Enhanced Death Benefit Riders are available for issue ages 0 to 75. On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts rider fees from the contract value. The annual charge for each of these riders ranges from 0.15% to 0.35% of average assets during the prior contract year.

     LIVING BENEFIT RIDERS. Generally, for Guaranteed Minimum Withdrawal Benefit riders issued on and after October 30, 2006, the annual charge is 0.60% of the average monthly Contract Value for the prior contract year. The annual charge for Guaranteed Minimum Withdrawal riders issued prior to that date is 0.50% of the average monthly contract value. The annual charge for the Guaranteed Minimum Accumulation Benefit riders is 0.50% of the average monthly contract value for the prior contract year, subject to state availability.

     TRANSFER FEE. No charge is made for transfers. However, the Company reserves the right to charge $10 for the 13th and each subsequent transfer during a Contract year.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     PREMIUM TAXES. If state or other premium taxes are applicable to a Contract, they will be deducted either: (a) from purchase payments as they are received, (b) from contract value upon surrender or partial withdrawal,
     (c) upon application of adjusted contract value to an annuity payment option, or (d) upon payment of a death benefit. The Company, however, reserves the right to deduct premium taxes at the time it pays such taxes.

     Variable Account Charges

     MORTALITY AND EXPENSE RISK CHARGE. The Company deducts a daily mortality and expense risk charge to compensate it for assuming certain mortality and expense risks. The charge is deducted from the assets of the Variable Account at an annual rate of 1.15% to 1.25%.

     ADMINISTRATIVE CHARGE. The Company deducts a daily administrative charge to compensate it for certain expenses it incurs in administration of MEMBERS Variable Annuity and MEMBERS Variable Annuity III contracts. The charge is deducted from the assets of the Variable Account at an annual rate of 0.15%.

(4) PURCHASE AND SALES OF INVESTMENTS

     The cost of purchases and proceeds from sales of investments for the period ended September 30, 2007 were as follows:

---------------------------------------------------------------------------------------------
                                                                   PURCHASES         SALES
---------------------------------------------------------------------------------------------
Conservative Allocation.......................................   $ 27,303,885     $ 1,235,871
Moderate Allocation...........................................     89,828,981       2,053,803
Aggressive Allocation.........................................      6,642,098         458,672
Money Market Fund.............................................     70,447,154      51,264,924
Bond Fund.....................................................     24,721,792      33,911,222
Strategic Income Fund.........................................        110,072         318,530
High Income Fund..............................................      6,755,031      11,382,370
Oppenheimer High Income Fund..................................      1,047,172       4,685,765
Diversified Income Fund.......................................     13,555,984      72,763,748
Large Cap Value Fund..........................................     20,564,084      92,396,440
Large Cap Growth Fund.........................................     11,474,046      38,216,596
Mid Cap Value Fund............................................     14,713,019      33,510,798
Mid Cap Growth Fund...........................................      6,510,310      20,545,399
Small Cap Value Fund..........................................        470,070           7,864
Small Cap Growth Fund.........................................        716,192          31,106
Global Securities Fund........................................      4,489,142       3,992,991
International Stock Fund......................................     11,546,090      11,092,462
T. Rowe International Stock Fund..............................             --       5,281,126
Developing Markets Fund.......................................        429,565         795,400

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(5) CHANGES IN UNITS OUTSTANDING

     The changes in units outstanding for the period ended September 30, 2007 and year ended December 31, 2006 were as follows:

                                     CONSERVATIVE     MODERATE     AGGRESSIVE       MONEY
                                      ALLOCATION     ALLOCATION    ALLOCATION      MARKET          BOND
                                      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                     ------------    ----------    ----------    ----------    -----------
Units outstanding at December 31,
  2005............................            --             --           --      6,419,021     20,429,498
Units issued......................       123,256        786,195       73,167     11,250,427     23,865,279
Units redeemed....................          (163)        (3,410)         (58)    (9,817,153)   (21,488,879)
                                       ---------      ---------      -------     ----------    -----------
Units outstanding at December 31,
  2006............................       123,093        782,785       73,109      7,852,295     22,805,898
Units issued......................     2,800,630      9,036,389      607,110      9,068,999     17,723,108
Units redeemed....................      (237,851)      (630,902)     (26,180)    (7,490,018)   (17,758,949)
                                       ---------      ---------      -------     ----------    -----------
Units outstanding at September 30,
  2007............................     2,685,872      9,188,272      654,039      9,431,276     22,770,057
                                       =========      =========      =======     ==========    ===========




                                      STRATEGIC       HIGH       OPPENHEIMER    DIVERSIFIED     LARGE CAP
                                       INCOME        INCOME      HIGH INCOME       INCOME         VALUE
                                     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                     ----------    ----------    -----------    -----------    -----------
Units outstanding at December 31,
  2005............................     208,773      6,654,995     1,582,658      35,143,650     33,687,603
Units issued......................           4      8,153,182            32      18,104,069     24,639,262
Units redeemed....................     (60,894)    (7,210,560)     (493,374)    (22,179,594)   (25,847,363)
                                       -------     ----------     ---------     -----------    -----------
Units outstanding at December 31,
  2006............................     147,883      7,597,617     1,089,316      31,068,125     32,479,502
Units issued......................           3      5,335,050            24      11,842,804     16,547,085
Units redeemed....................     (18,025)    (5,553,396)     (304,197)    (14,979,680)   (19,663,133)
                                       -------     ----------     ---------     -----------    -----------
Units outstanding at September 30,
  2007............................     129,861      7,379,271       785,143      27,931,249     29,363,454
                                       =======     ==========     =========     ===========    ===========




                                       LARGE CAP       MID CAP       MID CAP       SMALL CAP     SMALL CAP
                                         GROWTH         VALUE         GROWTH         VALUE        GROWTH
                                       SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                      -----------    ----------    -----------    ----------    ----------
Units outstanding at December 31,
  2005.............................    20,474,009    11,200,447     12,600,337
Units issued.......................    17,026,565     9,592,690     10,859,754
Units redeemed.....................   (17,552,924)   (9,476,154)   (10,831,528)
                                      -----------    ----------    -----------
Units outstanding at December 31,
  2006.............................    19,947,650    11,316,983     12,628,563          --            --
Units issued.......................    11,968,465     6,543,254      6,345,082      49,101        78,394
Units redeemed.....................   (13,228,629)   (7,273,357)    (7,470,731)     (1,307)       (8,276)
                                      -----------    ----------    -----------      ------        ------
Units outstanding at September 30,
  2007.............................    18,687,486    10,586,880     11,502,914      47,794        70,118
                                      ===========    ==========    ===========      ======        ======




                                                                               T. ROWE
                                               GLOBAL      INTERNATIONAL    INTERNATIONAL    DEVELOPING
                                             SECURITIES        STOCK            STOCK          MARKETS
                                             SUBACCOUNT      SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
                                             ----------    -------------    -------------    ----------
Units outstanding at December 31, 2005....    1,729,377       4,140,565       1,855,567        415,360
Units issued..............................    2,858,968       5,594,436              26             --
Units redeemed............................   (2,334,066)     (3,962,643)       (454,516)      (104,013)
                                             ----------      ----------       ---------       --------
Units outstanding at December 31, 2006....    2,254,279       5,772,358       1,401,077        311,347
Units issued..............................    1,899,138       3,684,888              18             --
Units redeemed............................   (1,852,570)     (3,624,513)       (261,427)       (50,783)
                                             ----------      ----------       ---------       --------
Units outstanding at September 30, 2007...    2,300,847       5,832,733       1,139,668        260,564
                                             ==========      ==========       =========       ========


                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(6) FINANCIAL HIGHLIGHTS

     The table below provides per unit information of each subaccount.

------------------------------------------------------------------------------------------------------------------------------
                                 AT DECEMBER 31,                                FOR THE YEAR ENDED DECEMBER 31,
                    -----------------------------------------    -------------------------------------------------------------
                     UNITS     UNIT FAIR VALUE     NET ASSETS     INVESTMENT*      EXPENSE RATIO            TOTAL RETURN
                    (000S)    LOWEST TO HIGHEST      (000S)      INCOME RATIO    LOWEST TO HIGHEST        LOWEST TO HIGHEST
------------------------------------------------------------------------------------------------------------------------------
CONSERVATIVE ALLOCATION SUBACCOUNT:
2007..............   2,686          $10.12           $27,774         0.02%             1.30%                    1.20%
2006..............     123          10.17              1,252         1.56%             1.30%                  1.70%***
MODERATE ALLOCATION SUBACCOUNT:
2007..............   9,188     $10.22 to $10.23      $98,295         0.02%             1.30%                2.3% to 2.20%
2006..............     783          10.29              8,053         2.41%             1.30%                  2.90%***
AGGRESSIVE ALLOCATION SUBACCOUNT:
2007..............     654          $10.37            $7,139         0.02%             1.30%                    3.70%
2006..............      73          10.39                760         1.78%             1.30%                  3.90%***
MONEY MARKET SUBACCOUNT:
2007..............   9,431     $11.09 to $13.74     $108,138         3.46%         1.15% to 1.40%          2.69% to 2.54%
2006..............   7,852      10.80 to 13.40        88,973         4.33%         1.15% to 1.40%          3.35% to 3.08%
2005..............   6,419      10.45 to 13.00        71,365         2.74%         1.15% to 1.40%          1.65% to 1.33%
2004..............   5,545      10.28 to 12.83        62,924         0.91%         1.15% to 1.40%         (0.29% to (0.47%)
2003..............   6,828      10.31 to 12.89        78,796         0.76%         1.15% to 1.40%        (0.39%) to (0.62%)
BOND SUBACCOUNT:
2007..............  22,770     $13.03 to $16.83     $287,138         0.07%         1.15% to 1.40%          1.40% to 1.20%
2006..............  22,806      12.85 to 16.63       289,940         4.62%         1.15% to 1.40%          2.80% to 2.59%
2005..............  20,429      12.50 to 16.21       265,644         4.14%         1.15% to 1.40%          1.38% to 1.12%
2004..............  18,801      12.33 to 16.03       252,712         4.09%         1.15% to 1.40%          2.15% to 1.91%
2003..............  19,418      12.07 to 15.73       262,584         4.39%         1.15% to 1.40%          1.86% to 1.61%
STRATEGIC INCOME SUBACCOUNT:
2007..............     130          $16.47            $2,139         4.88%             1.40%                    2.11%
2006..............     148          16.13              2,386         5.69%             1.40%                    5.22%
2005..............     209          15.33              3,202         7.09%             1.40%                    0.46%
2004..............     282          15.26              4,308         5.53%             1.40%                    6.19%
2003..............     394          14.37              5,657         5.30%             1.40%                    8.86%
HIGH INCOME SUBACCOUNT:
2007..............   7,379     $14.69 to $12.88      $98,752         0.02%         1.15% to 1.40%          1.80% to 1.58%
2006..............   7,598      14.43 to 12.68       100,797         7.29%         1.15% to 1.40%          7.93% to 7.73%
2005..............   6,655      13.37 to 11.77        83,896         6.56%         1.15% to 1.40%          1.36% to 1.12%
2004..............   5,526      13.19 to 11.64        70,925         7.10%         1.15% to 1.40%          7.67% to 7.38%
2003..............   4,030      12.25 to 10.84        48,159         6.98%         1.15% to 1.40%          17.11% to 8.40%
OPPENHEIMER HIGH INCOME SUBACCOUNT:
2007..............     785          $15.05           $11,815         7.57%             1.40%                    2.45%
2006..............   1,089          14.69             15,998         8.27%             1.40%                    7.94%
2005..............   1,583          13.61             21,539         6.90%             1.40%                    0.89%
2004..............   2,039          13.49             27,500         6.62%             1.40%                    7.49%
2003..............   2,587          12.55             32,476         7.82%             1.40%                   22.20%
DIVERSIFIED INCOME SUBACCOUNT:
2007..............  27,931     $11.87 to $22.83     $406,051         0.04%         1.15% to 1.40%          2.77% to 2.56%
2006..............  31,068      11.55 to 22.26       450,501         2.49%         1.15% to 1.40%          8.76% to 8.48%
2005..............  35,144      10.62 to 20.52       490,164         2.22%         1.15% to 1.40%          2.71% to 2.45%
2004..............  35,951      10.34 to 20.03       512,331         2.35%         1.15% to 1.40%          7.04% to 6.83%
2003..............  33,802      9.66 to 18.75        475,628         2.67%         1.15% to 1.40%         15.55% to 15.24%
LARGE CAP VALUE SUBACCOUNT:
2007..............  29,363     $12.12 to $32.72     $498,065         0.03%         1.15% to 1.40%          5.48% to 5.21%
2006..............  32,480      11.49 to 31.10       537,699         1.85%         1.15% to 1.40%         19.19% to 18.88%
2005..............  33,688      9.64 to 26.16        498,121         1.71%         1.15% to 1.40%          4.33% to 4.14%
2004..............  33,060      9.24 to 25.12        507,027         1.59%         1.15% to 1.40%         11.19% to 10.86%
2003..............  29,950      8.31 to 22.66        458,665         1.65%         1.15% to 1.40%         24.40% to 24.16%

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

------------------------------------------------------------------------------------------------------------------------------
                                 AT DECEMBER 31,                                FOR THE YEAR ENDED DECEMBER 31,
                    -----------------------------------------    -------------------------------------------------------------
                     UNITS     UNIT FAIR VALUE     NET ASSETS     INVESTMENT*      EXPENSE RATIO            TOTAL RETURN
                    (000S)    LOWEST TO HIGHEST      (000S)      INCOME RATIO    LOWEST TO HIGHEST        LOWEST TO HIGHEST
------------------------------------------------------------------------------------------------------------------------------
LARGE CAP GROWTH SUBACCOUNT:
2007..............  18,687     $9.53 to $30.24      $253,972         0.01%         1.15% to 1.40%         11.99% to 11.75%
2006..............  19,948      8.51 to 27.06        250,210         0.36%         1.15% to 1.40%          6.64% to 6.41%
2005..............  20,474      7.98 to 25.43        256,021         0.89%         1.15% to 1.40%          1.27% to 0.99%
2004..............  21,186      7.88 to 25.18        278,129         0.73%         1.15% to 1.40%          7.65% to 7.42%
2003..............  18,905      7.32 to 23.44        256,091         0.49%         1.15% to 1.40%         27.75% to 27.39%
MID CAP VALUE SUBACCOUNT:
2007..............  10,587     $18.04 to $23.91     $192,673         0.05%         1.15% to 1.40%          5.13% to 4.91%
2006..............  11,317      17.16 to 22.79       199,548         0.99%         1.15% to 1.40%         15.63% to 15.33%
2005..............  11,200      14.84 to 19.76       177,360         0.64%         1.15% to 1.40%          9.04% to 8.81%
2004..............  10,106      13.61 to 18.16       152,906         1.02%         1.15% to 1.40%         14.56% to 14.29%
2003..............   8,857      11.88 to 15.89       119,843         0.53%         1.15% to 1.40%         29.69% to 29.40%
MID CAP GROWTH SUBACCOUNT:
2007..............  11,503     $8.68 to $18.66      $131,651         0.00%         1.15% to 1.40%         13.02% to 12.89%
2006..............  12,629      7.68 to 16.53        129,763         0.00%         1.15% to 1.40%          10.19% to 9.83%
2005..............  12,600      6.97 to 15.05        119,814         0.00%         1.15% to 1.40%          7.56% to 7.27%
2004..............  11,974      6.48 to 14.03        108,534         0.03%         1.15% to 1.40%         12.11% to 11.88%
2003..............   9,588      5.78 to 12.54         84,967         0.00%         1.15% to 1.40%         31.96% to 25.40%
SMALL CAP VALUE SUBACCOUNT:
2007..............      48      $9.50 to $9.57          $456         0.00%         1.15% to 1.40%     (5.00%)*** to (4.30%)***
SMALL CAP GROWTH SUBACCOUNT:
2007..............      70     $10.10 to $10.36         $704         0.00%         1.15% to 1.40%        1.00%*** to 3.6%***
GLOBAL SECURITIES SUBACCOUNT:
2007..............   2,301     $16.06 to $22.83      $37,291         0.15%         1.15% to 1.40%          7.64% to 7.44%
2006..............   2,254      14.92 to 21.25        34,259         1.26%         1.15% to 1.40%         16.02% to 15.74%
2005..............   1,729      12.86 to 18.36        22,996         0.82%         1.15% to 1.40%         12.71% to 12.43%
2004..............   1,265      11.41 to 16.33        15,070         0.28%         1.15% to 1.40%         17.03% to 16.81%
2003..............     690      9.75 to 13.98          7,080         1.06%         1.15% to 1.40%         39.68% to 39.80%
INTERNATIONAL STOCK SUBACCOUNT:
2007..............   5,833     $17.36 to $23.79     $105,670         0.13%         1.15% to 1.40%          9.39% to 9.23%
2006..............   5,772      15.87 to 21.78        96,517         1.58%         1.15% to 1.40%         22.83% to 22.50%
2005..............   4,141      12.92 to 17.78        57,109         1.47%         1.15% to 1.40%         15.25% to 14.93%
2004..............   2,791      11.21 to 15.47        33,841         1.54%         1.15% to 1.40%         19.13% to 18.82%
2003..............   1,845      9.41 to 13.02         19,212         0.75%         1.15% to 1.40%         31.98% to 30.20%
T. ROWE INTERNATIONAL STOCK SUBACCOUNT:
2007..............   1,140          $20.61           $23,493         0.00%             1.40%                   11.89%
2006..............   1,401          18.42             25,807         1.04%             1.40%                   17.47%
2005..............   1,856          15.68             29,096         1.47%             1.40%                   14.45%
2004..............   2,393          13.70             32,791         1.03%             1.40%                   12.20%
2003..............   2,931          12.21             35,788         1.14%             1.40%                   28.66%
DEVELOPING MARKETS SUBACCOUNT:
2007..............     261          $17.33            $4,516         2.31%             1.40%                   25.67%
2006..............     311          13.79              4,293         1.13%             1.40%                   26.40%
2005..............     415          10.91              4,533         1.31%             1.40%                   25.69%
2004..............     503           8.68              4,364         1.84%             1.40%                   22.95%
2003..............     624           7.06              4,404         1.14%             1.40%                   50.85%



--------------

*     Not annualized.

**    For the period of May 1, 2003 through December 31, 2003.

***   For the period October 30, 2006 through December 31, 2006.

     For the period ended September 30, 2007.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(7) RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("Fin 48"), which is effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for income taxes recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. The Company will adopt FIN 48 for the year ending December 31, 2007. Management is currently evaluating the impact, if any, on the Company's financial statements of implementing FIN 48.

     In September 2006, FASB issued Statement of Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). This standard expands the disclosure that is required for the use of fair value to measure assets and liabilities. The new disclosure will focus on the inputs used to measure fair value and the effect, if any, on the measurements on earnings (or changes in net assets) for the period. SFAS 157 is effective for the Company for the year ending December 31, 2008. Management is currently evaluating the impact, if any, on the Company's financial statements of adopting SFAS 157.

(8) REORGANIZATION

     CUNA Mutual Insurance Society ("CMIS"), a mutual life insurance company, and CUNA Mutual Life Insurance Company ("CMLIC"), a mutual life insurance company domiciled in Iowa, have operated under a permanent affiliation agreement since 1990. In connection with a proposed merger of CMLIC and CMIS, approval was provided to CMIS and its wholly-owned subsidiaries on May 3, 2007 to change its domicile from Wisconsin to Iowa. On September 6, 2007, approval from the Iowa Insurance Commissioner and the Attorney General was provided permitting CMLIC to merge with and into CMIS, with both companies already having received the necessary approvals of their respective Boards of Directors and policyholders. The merger is expected to take place on December 31, 2007.

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE
THREE YEARS ENDED DECEMBER 31, 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2006 and 2005
(000s omitted)

                                                                     2006         2005
                                                                  ----------   ----------
                            ASSETS
Debt securities, available for sale at fair value                 $3,948,175   $4,133,635
Equity securities, available for sale at fair value                  385,467      368,845
Equity in unconsolidated affiliates                                  181,667      159,453
Mortgage loans                                                       195,333       39,831
Real estate, at cost less accumulated depreciation
   (2006 - $29,536; 2006 - $27,107)                                   26,209       26,242
Policy loans                                                          16,368       15,726
Short-term investments                                               213,985      160,037
Other invested assets                                                 71,890       24,149
Cash and cash equivalents                                            198,983      177,981
                                                                  ----------   ----------
Total cash and investments                                         5,238,077    5,105,899
Accrued investment income                                             46,577       44,379
Reinsurance recoverables                                             324,646      338,245
Deferred policy acquisition costs                                    282,667      217,545
Premiums receivable                                                  154,573      147,663
Office properties, equipment and computer software at cost less
   accumulated depreciation (2006 - $302,288; 2005 - $284,835)       170,912      171,039
Federal income taxes receivable                                       27,859       20,561
Deferred tax asset                                                    23,276       42,259
Receivables from affiliates                                           52,753       36,094
Other assets and receivables                                         277,609      187,786
Separate account assets                                              135,611      104,512
                                                                  ----------   ----------
Total assets                                                      $6,734,560   $6,415,982
                                                                  ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheets, continued
December 31, 2006 and 2005
(000s omitted)

                                                                     2006         2005
                                                                  ----------   ----------
            LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves life and health                                $1,684,376   $1,666,984
Insurance reserves property and casualty                             461,398      422,884
Policyholder account balances                                      1,805,732    1,783,639
Unearned premiums                                                    547,350      519,817
Dividends payable to policyholders                                     3,153        3,559
Reinsurance payable                                                   37,947       38,189
Accrued postretirement benefit liability                             162,620      159,430
Payables to affiliates                                                 2,947       11,272
Accounts payable and other liabilities                               470,042      475,911
Separate account liabilities                                         135,611      104,512
                                                                  ----------   ----------
Total liabilities                                                  5,311,176    5,186,197
                                                                  ----------   ----------
Minority interest                                                     43,022       39,014
                                                                  ----------   ----------
Accumulated other comprehensive income, net of tax
   (2006 - $19,635; 2005 - $11,245)                                   89,477       68,111
Retained earnings                                                  1,290,885    1,122,660
                                                                  ----------   ----------
Total policyholders' surplus                                       1,380,362    1,190,771
                                                                  ----------   ----------
Total liabilities, minority interest and policyholders' surplus   $6,734,560   $6,415,982
                                                                  ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Operations
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                  2006         2005         2004
                                                               ----------   ----------   ----------
Revenues:
   Life and health premiums                                    $  997,126   $  972,857   $  987,190
   Property and casualty premiums                                 651,842      570,906      499,134
   Net investment income                                          247,208      192,870      186,967
   Net realized investment gains                                   11,200        7,541       22,779
   Contract charges                                                    --           --           --
   Other income                                                   254,138      275,638      239,748
                                                               ----------   ----------   ----------
Total revenues                                                  2,161,514    2,019,812    1,935,818
                                                               ----------   ----------   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                  538,757      560,992      634,162
   Property and casualty insurance loss and loss adjustment
      expenses                                                    416,671      385,863      301,227
   Interest credited to policyholder account balances              64,236       59,940       60,787
   Policyholder dividends                                           3,834        4,224        3,106
   Operating and other expenses                                   928,941      933,515      822,155
                                                               ----------   ----------   ----------
Total benefits and expenses                                     1,952,439    1,944,534    1,821,437
                                                               ----------   ----------   ----------
Income from continuing operations before income taxes,
   equity in income of unconsolidated affiliates and
   minority interest                                              209,075       75,278      114,381
Income tax expense                                                 60,173        4,589       24,267
                                                               ----------   ----------   ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                148,902       70,689       90,114
Equity in income of unconsolidated affiliates, net of tax
   (2006 - $3,360; 2005 - $8,270; 2004 - $7,019)                   21,038       15,114       11,684
                                                               ----------   ----------   ----------
Income from continuing operations before minority interest        169,940       85,803      101,798
Minority interest in loss (income)                                 (3,153)       1,105       (2,988)
                                                               ----------   ----------   ----------
Income from continuing operations                                 166,787       86,908       98,810
Gain (loss) from discontinued operations, net of tax
   (2006 - $(174); 2005 - $1,663; 2004 - $415)                      1,438       (1,510)      (1,623)
                                                               ----------   ----------   ----------
Net income                                                     $  168,225   $   85,398   $   97,187
                                                               ==========   ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                 2006       2005       2004
                                                               --------   --------   --------
Net income                                                     $168,225   $ 85,398   $ 97,187
                                                               --------   --------   --------
Other comprehensive income, net of tax:
   Foreign currency translation gains arising during period        (951)     5,656      6,657
   Applicable income tax on above                                   891       (944)      (575)
                                                               --------   --------   --------
   Net foreign currency translation gains (losses)                  (60)     4,712      6,082
                                                               --------   --------   --------
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising during
      period                                                    (15,676)   (81,913)    29,539
      Applicable income tax on above                               (676)    29,761     (2,924)
      Reclassification adjustment for losses included in net
         income                                                  19,987     13,847    (21,982)
      Applicable income tax on above                                862     (5,031)     2,176
                                                               --------   --------   --------
      Net unrealized gains (losses)                               4,497    (43,336)     6,809
                                                               --------   --------   --------
   Minimum pension liability                                     25,910    (30,643)      (983)
   Applicable income tax on above                                (8,981)    10,728        346
                                                               --------   --------   --------
   Minimum pension liability, net of tax                         16,929    (19,915)      (637)
                                                               --------   --------   --------
Other comprehensive income (loss) subtotal                       21,366    (58,539)    12,254
                                                               --------   --------   --------
Comprehensive income                                           $189,591   $ 26,859   $109,441
                                                               ========   ========   ========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                  2006         2005         2004
                                                               ----------   ----------   ----------
Retained earnings:
   Balance at beginning of year                                $1,122,660   $1,037,262   $  940,067
   Net income                                                     168,225       85,398       97,187
                                                               ----------   ----------   ----------
   Balance at end of year                                       1,290,885    1,122,660    1,037,262
                                                               ----------   ----------   ----------
Accumulated other comprehensive income:
   Foreign currency translation gains (losses):
      Balance at beginning of year                                  5,289          577       (5,505)
      Change in unrealized gains (losses) from foreign
         currency translation, net of tax
         (2006 - $891; 2005 - $(944); 2004 - $(575))                  (60)       4,712        6,082
                                                               ----------   ----------   ----------
      Balance at end of year                                        5,229        5,289          577
                                                               ----------   ----------   ----------
   Unrealized investment gains:
      Balance at beginning of year                                 83,901      127,237      120,428
      Unrealized gains (losses) on investment securities,
         net of tax (2006 - $(186); 2005 - $24,730;
         2004 - $1,037)                                             4,497      (43,336)       6,809
                                                               ----------   ----------   ----------
      Balance at end of year                                       88,398       83,901      127,237
                                                               ----------   ----------   ----------
   Minimum pension liability:
      Balance at beginning of year                                (21,079)      (1,164)        (527)
      Change in minimum pension liability, net of tax
         (2006 - $(8,981); 2005 - $10,728; 2004 - $346)            16,929      (19,915)        (637)
                                                               ----------   ----------   ----------
      Balance at end of year                                       (4,150)     (21,079)      (1,164)
                                                               ----------   ----------   ----------
Accumulated other comprehensive income                             89,477       68,111      126,650
                                                               ----------   ----------   ----------
Total policyholders' surplus                                   $1,380,362   $1,190,771   $1,163,912
                                                               ==========   ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                  2006         2005          2004
                                                               ---------   -----------   -----------
Cash flows from operating activities:
   Net income                                                  $ 168,225   $    85,398   $    97,187
      Adjustments to reconcile income to net
      cash provided by operating activities:
      Equity in (income) of unconsolidated affiliates            (21,038)      (15,114)      (18,388)
      Amortization of deferred policy acquisition costs          254,933       269,093       235,395
      Policy acquisition costs deferred                         (319,750)     (278,367)     (242,003)
      Depreciation of office properties, equipment and
         software                                                 34,529        33,775        36,739
      Amortization of bond premium and discount                    2,504        15,356        10,603
      Net realized investment gains                              (11,200)       (6,207)      (28,474)
      Policyholder assessments on investment-
         type contracts                                           (7,052)       (2,683)       (2,500)
      Interest credited to policyholder account balances          64,236        59,940        59,601
      Gain on mortgage loan sales                                     --        (3,566)       (6,967)
      Origination of mortgage loans held for sale                     --    (1,128,250)   (1,250,659)
      Proceeds from sale of mortgage loans held for sale              --     1,165,983     1,249,863
   Changes in other assets and liabilities:
      Accrued investment income                                   (2,186)         (630)        1,822
      Reinsurance recoverables                                    13,844       (18,221)      (15,839)
      Premiums receivable                                         (6,850)       (5,797)        5,789
      Other assets and receivables                               (94,549)        4,115       (36,553)
      Deferred income tax                                          8,012       (11,515)        3,382
      Insurance reserves                                          54,683        93,085        98,063
      Unearned premiums                                           27,489        57,028        32,162
      Accrued income taxes                                        (7,298)      (18,957)        8,614
      Accounts payable and other liabilities                      28,972       106,642        26,827
                                                               ---------   -----------   -----------
Net cash provided by operating activities                        187,504       401,108       264,664
                                                               ---------   -----------   -----------

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                        2006          2005          2004
                                                    -----------   -----------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                               $(1,927,481)  $(2,843,266)  $(1,753,899)
      Equity securities                                (191,069)      (50,703)      (57,530)
      Mortgage loans                                   (177,607)         (724)       (2,039)
      Real estate                                        (2,472)       (1,717)         (991)
      Short-term investments                           (204,194)      (48,980)      (25,915)
      Other invested assets                             (82,594)      (90,661)         (553)
   Proceeds on sale or maturity of investments:
      Debt securities                                 2,093,076     2,442,362     1,484,987
      Equity securities                                 214,618        52,917        44,104
      Mortgage loans                                     22,105        14,768        23,444
      Real estate                                            76         1,506           161
      Short-term investments                            104,684        41,812        12,590
      Other invested assets                              25,509        88,056           814
   Purchases of office properties, equipment and
      computer software                                 (32,934)      (41,330)      (49,674)
   Investment in unconsolidated affiliates              (27,525)      (12,340)         (384)
   Change in policy loans and other, net                  2,891          (627)       (2,121)
                                                    -----------   -----------   -----------
Net cash used in investing activities                  (182,917)     (448,927)     (327,006)
                                                    -----------   -----------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances            680,387       392,431       671,398
   Withdrawals from policyholder account balances      (715,478)     (324,360)     (588,097)
   Dividends from unconsolidated affiliates              17,439            --            --
   Dividends to minority shareholders                        --            --          (603)
   Repurchase of minority interest shares                    --            --        (3,854)
   Stock issued to minority shareholders                     --            --           404
   Change in bank overdrafts                             34,067       (12,253)        1,081
   Changes in notes payable                                  --       (55,094)       (5,058)
                                                    -----------   -----------   -----------
Net cash provided by financing activities                16,415           724        75,271
                                                    -----------   -----------   -----------
Change in cash and cash equivalents                      21,002       (47,095)       12,929
Cash and cash equivalents at beginning of year          177,981       225,076       212,147
                                                    -----------   -----------   -----------
Cash and cash equivalents at end of year            $   198,983   $   177,981   $   225,076
                                                    ===========   ===========   ===========
Supplemental disclosure of cash information:
   Cash paid during the year for interest           $        62   $     1,576   $     3,953
   Cash paid during the year for income taxes,
      net of refunds                                     57,567        38,321        20,884
                                                    ===========   ===========   ===========

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited
September 30, 2007
(000s omitted)

                                                          2007
                                                       ----------
                       ASSETS
Debt securities, available for sale at fair value      $3,921,287
Equity securities, available for sale at fair value       364,887
Equity in unconsolidated affiliates                       192,225
Mortgage loans                                            273,454
Real estate, at cost less accumulated depreciation
   of $28,614                                              22,853
Policy loans                                               16,993
Short-term investments                                    137,121
Other invested assets                                     167,822
Cash and cash equivalents                                 237,729
                                                       ----------
Total cash and investments                              5,334,371
Accrued investment income                                  49,865
Reinsurance recoverables                                  390,162
Deferred policy acquisition costs                         305,538
Premiums receivable                                       315,799
Office properties, equipment and computer software
   at cost less accumulated depreciation of $316,195      195,264
Deferred tax asset                                         77,333
Receivables from affiliates                                49,920
Other assets and receivables                              244,878
Separate account assets                                   167,067
                                                       ----------
Total assets                                           $7,130,197
                                                       ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited, continued
September 30, 2007
(000s omitted)

                                                 2007
                                              ----------
  LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves - life and health          $1,796,162
Insurance reserves - property and casualty       587,478
Policyholder account balances                  1,738,112
Unearned premiums                                598,740
Dividends payable to policyholders                 4,458
Reinsurance payable                               74,615
Accrued postretirement benefit liability         168,190
Income taxes payable                              19,149
Payables to affiliates                            10,911
Accounts payable and other liabilities           493,019
Separate account liabilities                     167,067
                                              ----------
Total liabilities                              5,657,901
                                              ----------
Minority interest                                 26,658
                                              ----------
Accumulated other comprehensive income, net
   of tax (2007 - $26,495)                         1,337
Retained earnings                              1,444,301
                                              ----------
Total policyholders' surplus
                                               1,445,638
                                              ----------
Total liabilities, minority interest and
   policyholders' surplus                     $7,130,197
                                              ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Operations - Unaudited
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                                      2007         2006
                                                                   ----------   ----------
Revenues:
   Life and health premiums                                        $  751,691   $  760,176
   Property and casualty premiums                                     586,404      478,596
   Net investment income                                              196,236      178,041
   Net realized investment gains                                        9,085       10,943
   Contract charges                                                     2,184        1,545
   Other income                                                       211,846      228,924
                                                                   ----------   ----------
Total revenues                                                      1,757,446    1,658,225
                                                                   ----------   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                      404,920      417,399
   Property and casualty insurance loss and loss adjustment
      expenses                                                        354,721      312,454
   Interest credited to policyholder account
      balances                                                         52,071       47,032
Policyholder dividends                                                  2,653        2,874
Operating and other expenses                                          741,942      731,164
                                                                   ----------   ----------
Total benefits and expenses                                         1,556,307    1,510,923
                                                                   ----------   ----------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest          201,139      147,302
Income tax expense                                                     62,044       49,281
                                                                   ----------   ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                    139,095       98,021
Equity in income of unconsolidated affiliates, net
   of tax (2007 - $(110); 2006 - $1,086)                               15,993       15,978
                                                                   ----------   ----------
Income from continuing operations before minority interest            155,088      113,999
Minority interest in (income)                                          (1,672)      (2,385)
                                                                   ----------   ----------
Net income                                                         $  153,416   $  111,614
                                                                   ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income - Unaudited
September 30, 2007 and 2006
(000s omitted)

                                                                  2007       2006
                                                               ---------   --------
Net income                                                     $ 153,416   $111,614
                                                               ---------   --------
Other comprehensive income, net of tax:
   Foreign currency translation gains arising during period       27,905      7,972
   Applicable income tax on above                                  1,781         99
                                                               ---------   --------
   Net foreign currency translation gains (losses)                29,686      8,071
                                                               ---------   --------
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising
         during period                                          (149,316)     9,978
      Applicable income tax on above                              42,739     (7,071)
      Reclassification adjustment for losses included in net
         income                                                  (19,974)   (16,587)
      Applicable income tax on above                               8,724      9,466
                                                               ---------   --------
      Net unrealized gains (losses)                             (117,827)    (4,214)
                                                               ---------   --------
   Minimum pension liability                                          --         48
   Applicable income tax on above                                     --        (18)
                                                               ---------   --------
   Minimum pension liability, net of tax                              --         30
                                                               ---------   --------
Other comprehensive income (loss) subtotal                       (88,141)     3,887
                                                               ---------   --------
Comprehensive income                                           $  65,275   $115,501
                                                               =========   ========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus - Unaudited Nine Months Ended September 31, 2007 and 2006
(000s omitted)

                                                               2007         2006
                                                            ----------   ----------
Retained earnings:
   Balance at beginning of year                             $1,290,885   $1,122,660
   Net income                                                  153,416      111,614
                                                            ----------   ----------
   Balance at end of year                                    1,444,301    1,234,274
                                                            ----------   ----------
Accumulated other comprehensive income:
   Foreign currency translation gains (losses):
      Balance at beginning of year                               5,229        5,289
      Change in unrealized gains (losses) from foreign
         currency translation, net of tax (2007 -$1,781;
         2006 - $ 99)                                           29,686        8,071
                                                            ----------   ----------
      Balance at end of year                                    34,915       13,360
                                                            ----------   ----------
   Unrealized investment gains:
      Balance at beginning of year                              88,398       83,901
      Unrealized gains (losses) on investment securities,
         net of tax (2007 - $51,463; 2006 - $2,395)           (117,826)      (4,214)
                                                            ----------   ----------
      Balance at end of year                                   (29,428)      79,687
                                                            ----------   ----------
   Minimum pension liability:
      Balance at beginning of year                              (4,150)     (21,079)
      Change in minimum pension liability, net of
         tax (2006 - $(17,643)                                      --           30
                                                            ----------   ----------
      Balance at end of year                                    (4,150)     (21,049)
                                                            ----------   ----------
Accumulated other comprehensive income                           1,337       71,998
                                                            ----------   ----------
Total policyholders' surplus                                $1,445,638   $1,306,272
                                                            ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited
Nine Months Ended September 31, 2007 and 2006
(000s omitted)

                                                           2007        2006
                                                        ---------   ---------
Cash flows from operating activities:
   Net income                                          $  153,416   $ 111,614
      Adjustments to reconcile net income to net
         cash provided by operating activities:
      Equity in (income) of unconsolidated affiliates     (15,993)    (15,978)
      Amortization of deferred policy acquisition
         costs                                            204,600     184,786
      Policy acquisition costs deferred                  (214,660)   (195,525)
      Depreciation of office properties, equipment
         and software                                      30,793      23,120
      Amortization of bond premium and discount            (3,458)      2,132
      Net realized investment gains                        (9,085)    (10,943)
      Policyholder assessments on investment-type
         contracts                                         (6,423)     (3,019)
      Interest credited to policyholder account
         balances                                          56,250      51,024
   Changes in other assets and liabilities:
      Accrued investment income                            (4,503)     (3,155)
      Reinsurance recoverables                            (97,142)    (22,228)
      Premiums receivable                                (167,598)    (13,130)
      Other assets and receivables                         18,138     (50,435)
      Deferred income tax                                  47,444      (1,594)
      Insurance reserves                                  120,222      32,790
      Unearned premiums                                    51,390      24,708
      Accrued income taxes                                 47,008      13,370
      Accounts payable and other liabilities               57,438      68,720
                                                        ---------   ---------
Net cash provided by operating activities                 267,837     196,257
                                                        ---------   ---------

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited, continued
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                        2007          2006
                                                    -----------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                               $(1,003,374)  $(1,694,818)
      Equity securities                                (172,039)     (153,472)
      Mortgage loans                                   (115,687)     (150,908)
      Real estate                                        (1,252)       (2,046)
      Short-term investments                           (128,224)     (167,041)
      Other invested assets                            (107,736)      (42,070)
   Proceeds on sale or maturity of investments:
      Debt securities                                   975,698     1,752,639
      Equity securities                                 221,176       191,680
      Mortgage loans                                     37,955        27,038
      Real estate                                         4,250            76
      Short-term investments                            204,126       150,949
      Other invested assets                              24,059        19,621
   Purchases of office properties, equipment and
      computer software                                 (56,421)      (19,626)
   Investment in unconsolidated affiliates                  (58)           30
   Change in policy loans and other, net                (13,038)       (1,036)
                                                    -----------   -----------
Net cash used in investing activities                  (130,565)      (88,984)
                                                    -----------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances            602,808       472,828
   Withdrawals from policyholder account balances      (720,255)     (538,677)
   Dividends from unconsolidated affiliates              19,334        17,439
   Change in bank overdrafts                             (1,342)           34
   Changes in notes payable                                 929         6,978
                                                    -----------   -----------
Net cash provided by financing activities               (98,526)      (41,398)
                                                    -----------   -----------
Change in cash and cash equivalents                      38,746        65,875
Cash and cash equivalents at beginning of year          198,983       177,981
                                                    -----------   -----------
Cash and cash equivalents at end of year            $   237,729   $   243,856
                                                    ===========   ===========

CUNA MUTUAL LIFE INSURANCE
COMPANY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE
THREE YEARS ENDED DECEMBER 31, 2006

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2006 and 2005
(000s omitted)

                                                            2006         2005
                                                         ----------   ----------
                        ASSETS
Debt securities, available for sale at fair value        $2,560,669   $2,806,985
Equity securities, available for sale at fair value         195,033      160,002
Equity in unconsolidated affiliates                          29,020       24,637
Mortgage loans                                              241,688      185,248
Real estate, at cost less accumulated depreciation
   (2006 - $36,244; 2005 - $33,452)                          35,004       36,027
Policy loans                                                 90,038       92,563
Short-term investments                                      134,365      153,794
Other invested assets                                        28,816       29,343
Cash and cash equivalents                                    33,567       17,440
                                                         ----------   ----------
Total cash and investments                                3,348,200    3,506,039

Accrued investment income                                    30,654       35,084
Reinsurance recoverables                                    750,217      762,122
Deferred policy acquisition costs                           316,314      269,927
Office properties, equipment and computer software at
   cost less accumulated depreciation (2006 - $41,848;
   2005 - $42,798)                                           20,873       10,509
Income taxes receivable                                       1,866           --
Receivables from affiliates                                   2,969        9,093
Other assets and receivables                                 40,117       40,194
Separate account assets                                   4,772,487    4,273,164
                                                         ----------   ----------
Total assets                                             $9,283,697   $8,906,132
                                                         ==========   ==========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets, continued
December 31, 2006 and 2005
(000s omitted)

                                                 2006         2005
                                              ----------   ----------
   LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves - life and health          $1,031,141   $  919,686
Policyholder account balances                  2,688,732    2,896,610
Unearned premiums                                 42,555       31,671
Dividends payable to policyholders                12,929       12,755
Income taxes payable                                  --       11,746
Deferred income tax liability                     23,329       16,110
Accrued postretirement benefit liability          29,787       29,535
Accrued pension liability                          6,375       11,336
Notes payable                                        810          866
Payables to affiliates                            50,574       32,562
Accounts payable and other liabilities           142,344      202,805
Separate account liabilities                   4,772,487    4,273,164
                                              ----------   ----------
Total liabilities                              8,801,063    8,438,846
                                              ----------   ----------
Accumulated other comprehensive income, net
   of tax (2006 - $2,746; 2005- $3,250)           23,646       24,580
Retained earnings                                458,988      442,706
                                              ----------   ----------
Total policyholders' surplus                     482,634      467,286
                                              ----------   ----------
Total liabilities, minority interest and
   policyholders' surplus                     $9,283,697   $8,906,132
                                              ==========   ==========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Operations
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                  2006       2005       2004
                                                               ---------   --------   --------
Revenues:
   Life and health premiums                                    $ 233,806   $231,541   $183,618
   Property and casualty premium s                                    --         --         --
   Net investment income                                         174,792    163,619    157,434
   Net realized investment gains                                  11,495     13,237     18,266
   Contract charges                                               67,691     77,478     76,099
   Other income                                                   13,531     12,394     11,588
                                                               ---------   --------   --------
Total revenues                                                   501,315    498,269    447,005
                                                               ---------   --------   --------
Benefits and expenses:
   Life and health insurance claims and benefits                 202,902    199,773    152,181
   Property and casualty insurance loss and
      loss adjustment expenses                                        --         --         --
   Interest credited to policyholder account
   balances                                                       84,901     89,539     93,044
   Policyholder dividends                                         25,466     24,999     25,369
   Operating and other expenses                                  178,777    142,388    125,262
                                                               ---------   --------   --------
Total benefits and expenses                                      492,046    456,699    395,856
                                                               ---------   --------   --------
Income from continuing operations before income
   taxes, equity in income of unconsolidated affiliates
   and minority interest                                           9,269     41,570     51,149
Income tax (benefit) expense                                      (5,069)     6,281     13,973
                                                               ---------   --------   --------
Income from continuing operations before equity in
   income of unconsolidated affiliates and minority interest      14,338     35,289     37,176
Equity in income of unconsolidated affiliates, net
   of tax (2006 - $1,047; 2005 - $1,692; 2004 - $1,722)            1,944      3,142      3,198
                                                               ---------   --------   --------
Net income                                                     $  16,282   $ 38,431   $ 40,374
                                                               =========   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                 2006       2005        2004
                                                               --------   --------   --------
Net income                                                     $ 16,282   $ 38,431   $ 40,374
                                                               --------   --------   --------
Other comprehensive income, net of tax:
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising
         during period                                          (34,742)   (41,165)    15,726
      Applicable income tax on above                             14,820     14,408     (5,504)
      Reclassification adjustment for losses included in net
         income                                                  30,602     (9,320)   (15,836)
      Applicable income tax on above                            (13,054)     3,262      5,543
                                                               --------   --------   --------
      Net unrealized gains (losses)                              (2,374)   (32,815)       (71)
                                                               --------   --------   --------
   Minimum pension liability                                      2,215     (2,465)        --
   Applicable income tax on above                                  (775)       863         --
                                                               --------   --------   --------
   Minimum pension liability, net of tax                          1,440     (1,602)        --
                                                               --------   --------   --------
Other comprehensive income (loss) subtotal                         (934)   (34,417)       (71)
                                                               --------   --------   --------
Comprehensive income                                           $ 15,348   $  4,014   $ 40,303
                                                               ========   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                         2006       2005       2004
                                                                       --------   --------   --------
Retained earnings:
   Balance at beginning of year                                        $442,706   $404,275   $363,901
   Net income                                                            16,282     38,431     40,374
                                                                       --------   --------   --------
   Balance at end of period                                             458,988    442,706    404,275
                                                                       --------   --------   --------
Accumulated other comprehensive income:
   Unrealized investment gains:
      Balance at beginning of year                                       26,182     58,997     59,068
      Unrealized gains (losses) on investment securities, net of tax
         (2006 - $1,279; 2005 - $17,670; 2004 - $39)                     (2,374)   (32,815)       (71)
                                                                       --------   --------   --------
      Balance at end of period                                           23,808     26,182     58,997
                                                                       --------   --------   --------
   Minimum pension liability:
      Balance at beginning of year                                       (1,602)        --         --
      Change in minimum pension liability, net of tax
         (2006 - $(775); 2005 - $863)                                     1,440     (1,602)        --
                                                                       --------   --------   --------
      Balance at end of period                                             (162)    (1,602)        --
                                                                       --------   --------   --------
Accumulated other comprehensive income                                   23,646     24,580     58,997
                                                                       --------   --------   --------
Total policyholders' surplus                                           $482,634   $467,286   $463,272
                                                                       ========   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                          2006       2005       2004
                                                        --------   --------   --------
Cash flows from operating activities:
   Net income                                           $ 16,282   $ 38,431   $ 40,374
      Adjustments to reconcile net income to net
      cash provided by operating activities:
      Equity in (income) of unconsolidated affiliates     (1,944)    (3,142)    (3,198)
      Other investment (income) loss                       2,076      3,148     (2,712)
      Amortization of deferred policy acquisition
         costs                                            38,050     44,456     33,396
      Policy acquisition costs deferred                  (86,980)   (50,348)   (53,717)
      Depreciation of office properties, equipment
         and software                                      2,536      2,784      5,880
      Amortization of bond premium and discount            7,095      8,380     10,720
      Net realized investment gains                      (11,495)   (13,237)   (18,266)
      Policyholder assessments on investment-type
         contracts                                       (37,348)   (22,520)   (22,435)
      Interest credited to policyholder account
         balances                                         84,901     89,539     93,044
   Changes in other assets and liabilities:
      Accrued investment income                            4,430       (823)     2,498
      Other assets and receivables                        (4,665)    (8,885)    (7,077)
      Deferred income tax                                  6,935     (3,434)     7,430
      Insurance reserves                                 111,455     97,256     57,602
      Unearned premiums                                   10,480     (1,190)    (1,258)
      Accrued income taxes                               (13,612)       684      8,927
      Accounts payable and other liabilities              16,015     17,429       (983)
                                                        --------   --------   --------
Net cash provided by operating activities                144,211    198,528    150,225
                                                        --------   --------   --------

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                        2006          2005          2004
                                                    -----------   -----------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                               $(1,211,244)  $(1,635,439)  $(1,331,845)
      Equity securities                                (100,131)      (27,121)      (74,966)
      Mortgage loans                                    (82,838)       (8,603)       (3,499)
      Real estate                                        (1,749)          777        (1,410)
      Short-term investments                            (85,396)      (15,291)      (67,827)
      Other invested assets                             (89,910)      (74,472)      (48,125)
   Proceeds on sale or maturity of investments:
      Debt securities                                 1,442,602     1,596,298     1,139,746
      Equity securities                                  87,189        74,731        18,670
      Mortgage loans                                     26,398        34,556        34,250
      Real estate                                            --            --           367
      Short-term investments                             49,998        14,562        70,288
      Other invested assets                              78,501       113,193        35,875
   Purchases of office properties, equipment and
      computer software                                 (12,900)       (1,947)         (416)
   Investment in unconsolidated affiliates                   --            --            --
   Change in policy loans and other, net                  2,525         2,011         2,695
                                                    -----------   -----------   -----------
Net cash used in investing activities                   103,045        73,255      (226,197)
                                                    -----------   -----------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances            319,210       203,445       418,562
   Withdrawals from policyholder account balances      (550,283)     (467,058)     (391,270)
   Dividends from unconsolidated affiliates                  --            --            --
   Change in bank overdrafts                                 --            --            --
   Changes in notes payable                                 (56)       (5,055)      (10,056)
                                                    -----------   -----------   -----------
Net cash provided by financing activities              (231,129)     (268,668)       17,236
                                                    -----------   -----------   -----------
Change in cash and cash equivalents                      16,127         3,115       (58,736)
Cash and cash equivalents at beginning of year           17,440        14,325        73,061
                                                    -----------   -----------   -----------
Cash and cash equivalents at end of year            $    33,567   $    17,440   $    14,325
                                                    ===========   ===========   ===========
Supplemental disclosure of cash information:
  Cash paid during the year for income taxes,
    net of refunds                                  $     1,608   $     9,031   $    (2,383)
                                                    ===========   ===========   ===========

CUNA MUTUAL LIFE INSURANCE
COMPANY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited
September 30, 2007
(000s omitted)

                                                            2007
                                                        -----------
                        ASSETS
Debt securities, available for sale at fair value       $ 2,383,254
Equity securities, available for sale at fair value         162,657
Equity in unconsolidated affiliates                          31,380
Mortgage loans                                              348,393
Real estate, at cost less accumulated depreciation
   of $33,998                                                30,057
Policy loans                                                 88,691
Short-term investments                                       99,345
Other invested assets                                       100,624
Cash and cash equivalents                                    18,926
                                                        -----------
Total cash and investments                                3,263,327
Accrued investment income                                    31,094
Reinsurance recoverables                                    702,583
Deferred policy acquisition costs                           333,509
Premiums receivable                                           2,141
Office properties, equipment and computer software at
   cost less accumulated depreciation of $43,838             19,542
Deferred tax asset                                            4,474
Receivables from affiliates                                    (194)
Other assets and receivables                                 22,148
Separate account assets                                   5,009,037
                                                        -----------
Total assets                                            $ 9,387,661
                                                        ===========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited, continued
September 30, 2007
(000s omitted)

                                                  2007
                                              -----------
   LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves - life and health          $ 1,091,926
Policyholder account balances                   2,530,792
Unearned premiums                                  42,400
Dividends payable to policyholders                 13,098
Reinsurance payable                                 8,277
Accrued postretirement benefit liability           29,732
Income tax payable                                  3,107
Payables to affiliates                             46,629
Accounts payable and other liabilities            154,527
Separate account liabilities                    5,009,016
                                              -----------
Total liabilities                               8,929,504
                                              -----------
Accumulated other comprehensive income, net
   of tax $18,933                                 (16,616)
Retained earnings                                 474,773
                                              -----------
Total policyholders' surplus                      458,157
                                              -----------
Total liabilities, minority interest and
   policyholders' surplus                     $ 9,387,661
                                              ===========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Operations - Unaudited
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                                     2007       2006
                                                                   --------   --------
Revenues:
   Life and health premiums                                        $183,777   $162,656
   Net investment income                                            137,349    126,267
   Net realized investment gains                                     (4,318)    13,951
   Contract charges                                                  59,497     48,146
   Other income                                                       5,411      9,755
                                                                   --------   --------
Total revenues                                                      381,716    360,775
                                                                   --------   --------
Benefits and expenses:
   Life and health insurance claims and benefits                    153,254    139,883
   Interest credited to policyholder account
      balances                                                       63,309     63,701
   Policyholder dividends                                            19,658     19,321
   Operating and other expenses                                     130,576    111,812
                                                                   --------   --------
Total benefits and expenses                                         366,797    334,717
                                                                   --------   --------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest         14,919     26,058
Income tax expense                                                      935      1,105
                                                                   --------   --------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                   13,984     24,953
Equity in income of unconsolidated affiliates, net
   of tax (2007 - $976; 2006 - $616)                                  1,801      1,145
                                                                   --------   --------
Net income                                                         $ 15,785   $ 26,098
                                                                   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income - Unaudited
September 30, 2007 and 2006
(000s omitted)

                                                               2007       2006
                                                             --------   --------
Net income                                                   $ 15,785   $ 26,098
                                                             --------   --------
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising during
         period                                               (53,686)   (45,495)
      Applicable income tax on above                           18,790     15,923
      Reclassification adjustment for gains (losses)
         included in net income                                (8,255)    31,716
      Applicable income tax on above                            2,889    (11,100)
                                                             --------   --------
      Net unrealized gains (losses)                           (40,262)    (8,956)
                                                             --------   --------
Other comprehensive income (loss) subtotal                    (40,262)    (8,956)
                                                             --------   --------
Comprehensive income                                         $(24,477)  $ 17,142
                                                             ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus - Unaudited Nine Months Ended September 30, 2007, and 2006
(000s omitted)

                                                               2007       2006
                                                             --------   --------
Retained earnings:
   Balance at beginning of year                              $458,988   $442,706
   Net income                                                  15,785     26,098
                                                             --------   --------
   Balance at end of period                                   474,773    468,804
                                                             --------   --------
Accumulated other comprehensive income:
   Unrealized investment gains:
      Balance at beginning of year                             23,808     26,182
      Unrealized gains (losses) on investment securities,
         net of tax (2007 - $21,679; 2006 - $4,823)           (40,262)    (8,956)
                                                             --------   --------
      Balance at end of period                                (16,454)    17,226
                                                             --------   --------
   Minimum pension liability:
      Balance at beginning of year                               (162)    (1,602)
      Change in minimum pension liability, net of tax              --         --
                                                             --------   --------
      Balance at end of period                                   (162)    (1,602)
                                                             --------   --------
Accumulated other comprehensive income                        (16,616)    15,624
                                                             --------   --------
Total policyholders' surplus                                 $458,157   $484,428
                                                             ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                             2007       2006
                                                           --------   --------
Cash flows from operating activities:
   Net income                                              $ 15,785   $ 26,098
      Adjustments to reconcile net income to net cash
         provided by operating activities:
      Equity in (income) of unconsolidated affiliates        (1,801)    (1,145)
      Amortization of deferred policy acquisition costs      37,484     21,188
      Policy acquisition costs deferred                     (43,882)   (41,672)
      Depreciation of office properties, equipment and
         software                                             4,244      3,788
      Amortization of bond premium and discount                 166      6,353
      Net realized investment gains                           4,318    (13,951)
      Policyholder assessments on investment-type
         contracts                                          (12,051)   (13,640)
      Interest credited to policyholder account balances     83,865     85,055
   Changes in other assets and liabilities:
      Accrued investment income                                (439)     3,695
      Reinsurance recoverables                               47,634      9,519
      Premiums receivable                                        42        (76)
      Other assets and receivables                               (5)     7,590
      Deferred income tax                                    (7,245)       531
      Insurance reserves                                     60,785     54,681
      Unearned premiums                                        (959)    10,418
      Accrued income taxes                                    4,974     (1,998)
      Accounts payable and other liabilities                 12,586    (19,888)
                                                           --------   --------
Net cash provided by operating activities                   205,501    136,546
                                                           --------   --------

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited, continued
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                                2007         2006
                                                             ---------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                                        $(391,401)  $(1,003,239)
      Equity securities                                        (47,950)     (124,094)
      Mortgage loans                                          (123,925)      (70,171)
      Real estate                                               (1,208)       (1,371)
      Short-term investments                                  (101,407)     (150,119)
      Other invested assets                                    (86,989)      (60,653)
   Proceeds on sale or maturity of investments:
      Debt securities                                          491,190     1,145,137
      Equity securities                                         86,363       113,056
      Mortgage loans                                            17,609        41,322
      Real estate                                                8,100            --
      Short-term investments                                   136,432       178,962
      Other invested assets                                     22,626        61,513
   Purchases of office properties, equipment and computer
      software                                                  (1,129)      (15,094)
   Change in policy loans and other, net                         1,342         2,160
                                                             ---------   -----------
Net cash used in investing activities                            9,653       117,409
                                                             ---------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances                   233,179       271,855
   Withdrawals from policyholder account balances             (462,933)     (511,132)
   Changes in notes payable                                        (41)        8,459
                                                             ---------   -----------
Net cash provided by financing activities                     (229,795)     (230,818)
                                                             ---------   -----------
Change in cash and cash equivalents                            (14,641)       23,137
Cash and cash equivalents at beginning of year                  33,567        17,440
                                                             ---------   -----------
Cash and cash equivalents at end of year                     $  18,926   $    40,577
                                                             =========   ===========

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
          STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006

---------------------------------------------------------------------------------------------------------------------------------
                                       CONSERVATIVE         MODERATE          AGGRESSIVE           MONEY
                                        ALLOCATION         ALLOCATION         ALLOCATION           MARKET              BOND
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
 Conservative Allocation Fund
 118,270 shares at net asset value
 of $10.60 per share (cost
 $1,260,820).......................  $      1,253,513   $             --   $             --   $             --   $             --
INVESTMENTS IN ULTRA SERIES FUND:
 Moderate Allocation Fund 742,260
 shares at net asset value of
 $10.86 per share (cost
 $8,089,185).......................                --          8,058,653                 --                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Aggressive Allocation Fund 68,456
 shares at net asset value of
 $11.10 per share (cost
 $761,026).........................                --                 --            760,179                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Money Market Fund 89,052,011
 shares at net asset value of $1.00
 per share (cost $89,052,011)......                --                 --                 --         89,052,011                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Bond Fund 28,713,367 shares at net
 asset value of $10.11 per share
 (cost $299,318,612)...............                --                 --                 --                 --        290,224,696
                                     ----------------   ----------------   ----------------   ----------------   ----------------
     Total assets..................  $      1,253,513   $      8,058,653   $        760,179   $     89,052,011   $    290,224,696
                                     ----------------   ----------------   ----------------   ----------------   ----------------
LIABILITIES:
 Accrued adverse mortality and
 expense charges...................               927              5,285                514             74,227            269,286
 Other accrued expenses............               121                689                 67              4,562             15,387
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total liabilities...............             1,048              5,974                581             78,789            284,673
                                     ----------------   ----------------   ----------------   ----------------   ----------------
                                     $      1,252,465   $      8,052,679   $        759,598   $     88,973,222   $    289,940,023
                                     ================   ================   ================   ================   ================
NET ASSETS:
 Contracts in accumulation period
 (note 5)..........................  $      1,252,465   $      8,052,679   $        759,598   $     88,968,372   $    289,833,907
 Contracts in annuitization period
 (note 2 and note 5)...............                --                 --                 --              4,850            106,116
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total Net Assets................  $      1,252,465   $      8,052,679   $        759,598   $     88,973,222   $    289,940,023
                                     ================   ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006 (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                        STRATEGIC                            OPPENHEIMER                            LARGE CAP
                                          INCOME          HIGH INCOME        HIGH INCOME          BALANCED            VALUE
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN MFS VARIABLE
 INSURANCE TRUST:
 Strategic Income Series, 223,833
 shares at net asset value of
 $10.67 per share (cost
 $2,288,811).......................  $      2,388,303   $             --   $             --   $             --   $             --
INVESTMENTS IN ULTRA SERIES FUND:
 High Income Fund 9,910,495 shares
 at net asset value of $10.18 per
 share (cost $100,594,930).........                --        100,893,364                 --                 --
INVESTMENTS IN OPPENHEIMER VARIABLE
 ACCOUNTS TRUST:
 High Income Fund/VA 1,873,259
 shares at net asset value of $8.55
 per share (cost $17,958,253)......                --                 --         16,016,365                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Balanced Fund 24,425,449 shares at
 net asset value of $18.46 per
 share (cost $443,151,138).........                --                 --                 --        450,956,605
INVESTMENTS IN ULTRA SERIES FUND:
 Large Cap Value Fund 15,318,790
 shares at net asset value of
 $35.14 per share (cost
 $437,413,990).....................                --                 --                 --                 --        538,249,851
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total assets....................         2,388,303        100,893,364         16,016,365        450,956,605        538,249,851
                                     ----------------   ----------------   ----------------   ----------------   ----------------
LIABILITIES:
 Accrued adverse mortality and
 expense charges...................             2,406             92,433             16,077            428,271            514,139
 Other accrued expenses............               289              4,296              1,929             27,421             37,098
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total liabilities...............             2,695             96,729             18,006            455,692            551,237
                                     ----------------   ----------------   ----------------   ----------------   ----------------
                                     $      2,385,608   $    100,796,635   $     15,998,359   $    450,500,913   $    537,698,614
                                     ================   ================   ================   ================   ================
NET ASSETS:
 Contracts in accumulation period
 (note 5)..........................  $      2,384,043   $    100,749,770   $     15,978,925   $    449,807,581   $    537,286,024
 Contracts in annuitization period
 (note 2 and
 note 5)...........................             1,565             46,865             19,434            693,332            412,590
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total Net Assets:...............  $      2,385,608   $    100,796,635   $     15,998,359   $    450,500,913   $    537,698,614
                                     ================   ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006 (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                        LARGE CAP           MID CAP            MID CAP             GLOBAL         INTERNATIONAL
                                          GROWTH             VALUE              GROWTH           SECURITIES           STOCK
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
 Large Cap Growth Fund, 11,665,708
 shares at net asset value of
 $21.47 per share (cost
 $223,599,703).....................  $    250,465,595   $             --   $             --   $             --   $             --
INVESTMENTS IN ULTRA SERIES FUND:
 Mid Cap Value Fund, 11,385,392
 shares at net asset value of
 $17.54 per share (cost
 $173,231,406).....................                --        199,749,082                 --                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Mid Cap Growth Fund, 22,056,489
 shares at net asset value of $5.89
 per share (cost $132,870,125).....                --                 --        129,894,808                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Global Securities Fund, 2,387,493
 shares at net asset value of
 $14.36 per share (cost
 $27,577,849)......................                --                 --                 --         34,291,538                 --
INVESTMENTS IN ULTRA SERIES FUND:
 International Stock Portfolio,
 7,010,183 shares at net asset
 value of $13.78 per share (cost
 $81,178,150)......................                --                 --                 --                 --         96,610,371
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total assets....................       250,465,595        199,749,082        129,894,808         34,291,538         96,610,371
                                     ----------------   ----------------   ----------------   ----------------   ----------------
LIABILITIES:
 Accrued adverse mortality and
 expense charges...................           238,862            191,330            123,620             31,380             88,298
 Other accrued expenses............            16,298             10,183              7,938              1,410              4,615
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total liabilities...............           255,160            201,513            131,558             32,790             92,913
                                     ----------------   ----------------   ----------------   ----------------   ----------------
                                     $    250,210,435   $    199,547,569   $    129,763,250   $     34,258,748   $     96,517,458
                                     ================   ================   ================   ================   ================
NET ASSETS:
 Contracts in accumulation period
 (note 5)..........................  $    250,105,826   $    199,475,733   $    129,707,327   $     34,229,793   $     96,473,024
 Contracts in annuitization period
 (note 2 and
 note 5)...........................           104,609             71,836             55,923             28,955             44,434
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total Net Assets:...............  $    250,210,435   $    199,547,569   $    129,763,250   $     34,258,748   $     96,517,458
                                     ================   ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006 (CONTINUED)

-------------------------------------------------------------------------------------------------
                                                               T. ROWE PRICE
                                                               INTERNATIONAL        DEVELOPING
                                                                   STOCK             MARKETS
                                                                 SUBACCOUNT         SUBACCOUNT
-------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN T. ROWE PRICE INTERNATIONAL SERIES, INC.:
 International Stock Portfolio, 1,437,721 shares at net
 asset value of $17.97 per share (cost $19,268,736).........  $    25,835,839    $             --
INVESTMENTS IN FRANKLIN TEMPLETON VARIABLE PRODUCTS SERIES
 FUND:
 Developing Franklin Markets Securities Fund, 311,637 shares
 at net asset value of $13.79 per share (cost $2,045,730)...               --           4,297,474
                                                              ----------------   ----------------
   Total assets.............................................       25,835,839           4,297,474
                                                              ----------------   ----------------
LIABILITIES:
 Accrued adverse mortality and expense charges..............           25,487               4,165
 Other accrued expenses.....................................            3,058                 500
                                                              ----------------   ----------------
   Total liabilities........................................           28,545               4,665
                                                              ----------------   ----------------
                                                              $    25,807,294    $      4,292,809
                                                              ================   ================
NET ASSETS:
 Contracts in accumulation period (note 5)..................  $    25,784,105    $      4,292,809
 Contracts in annuitization period (note 2 and note 5)......           23,189                  --
                                                              ----------------   ----------------
   Total Net Assets:........................................  $    25,807,294    $      4,292,809
                                                              ================   ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
          STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006

---------------------------------------------------------------------------------------------------------------------------------
                                       CONSERVATIVE         MODERATE          AGGRESSIVE           MONEY
                                        ALLOCATION         ALLOCATION         ALLOCATION           MARKET              BOND
                                      SUBACCOUNT(1)      SUBACCOUNT(1)      SUBACCOUNT(1)        SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
 Dividend income...................  $        15,801    $         91,827   $         9,806    $      3,202,759   $     12,774,209
 Adverse mortality and expense
   charges (note 3)................           (1,280)             (6,907)             (678)           (849,858)        (3,218,996)
 Administrative charges............             (167)               (901)              (88)            (54,526)          (178,237)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net investment income (loss)......           14,354              84,019             9,040           2,298,375          9,376,976
                                     ----------------   ----------------   ----------------   ----------------   ----------------
REALIZED GAIN (LOSS) ON
 INVESTMENTS:
 Realized gain(loss) on sale of
   fund shares.....................              577                   3                10                  --           (927,793)
 Realized gain distributions.......               --               1,216                --                  --                 --
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net realized gain (loss) on
   investments.....................              577               1,219                10                  --           (927,793)
NET CHANGE IN UNREALIZED
 APPRECIATION OR (DEPRECIATION) ON
 INVESTMENTS:......................           (7,307)            (30,532)             (847)                 --           (803,751)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM
 OPERATIONS........................  $         7,624    $         54,706   $         8,203    $      2,298,375   $      7,645,432
                                     ================   ================   ================   ================   ================

---------------------------------------------------------------------------------------------------------------------------------
                                        STRATEGIC                            OPPENHEIMER                            LARGE CAP
                                          INCOME          HIGH INCOME        HIGH INCOME          BALANCED            VALUE
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
 Dividend income...................  $        160,396   $      6,816,818   $      1,540,096   $     11,548,723   $      9,522,753
 Adverse mortality and expense
   charges (note 3)................           (35,434)        (1,075,084)          (234,920)        (5,534,906)        (6,138,187)
 Administrative charges............            (4,252)           (46,824)           (28,190)          (363,365)          (452,201)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net investment income (loss)......           120,710          5,694,910          1,276,986          5,650,452          2,932,365
                                     ----------------   ----------------   ----------------   ----------------   ----------------
REALIZED GAIN (LOSS) ON
 INVESTMENTS:
 Realized gains on sale of fund
   shares..........................            17,639            331,648         (1,208,077)        11,418,916         21,233,480
 Realized gain distributions.......            21,448             91,505                 --         49,449,579         32,864,881
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net realized gain (loss) on
   investments.....................            39,087            423,153         (1,208,077)        60,868,495         54,098,361
NET CHANGE IN UNREALIZED
 APPRECIATION OR DEPRECIATION ON
 INVESTMENTS:......................           (23,151)         1,083,025          1,320,103        (29,005,297)        32,990,080
                                     ----------------   ----------------   ----------------   ----------------   ----------------
NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM
 OPERATIONS........................  $        136,646   $      7,201,088   $      1,389,012   $     37,513,650   $     90,020,806
                                     ================   ================   ================   ================   ================

(1) Commenced operations on October 30, 2006.

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
    STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006 (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                        LARGE CAP           MID CAP            MID CAP             GLOBAL         INTERNATIONAL
                                          GROWTH             VALUE              GROWTH           SECURITIES           STOCK
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
 Dividend income...................  $        905,858   $      1,936,534   $             --   $        368,710   $      1,256,442
 Adverse mortality and expense
   charges (note 3)................        (2,965,282)        (2,275,358)        (1,480,396)          (333,451)          (901,915)
 Administrative charges............          (204,512)          (118,753)           (95,280)           (13,603)           (45,470)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net investment income (loss)......        (2,263,936)          (457,577)        (1,575,676)            21,656            309,057
                                     ----------------   ----------------   ----------------   ----------------   ----------------
REALIZED GAIN (LOSS) ON
 INVESTMENTS:
 Realized gains on sale of fund
   shares..........................         2,733,722          9,302,557          3,879,226          1,017,147          1,653,582
 Realized gain distributions.......                --         24,796,822         28,471,534          1,242,117          8,671,819
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net realized gain (loss) on
   investments.....................         2,733,722         34,099,379         32,350,760          2,259,264         10,325,401
NET CHANGE IN UNREALIZED
 APPRECIATION OR DEPRECIATION ON
 INVESTMENTS:......................        15,066,364         (5,868,290)       (18,813,057)         2,050,409          5,152,145
                                     ----------------   ----------------   ----------------   ----------------   ----------------
NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM
 OPERATIONS........................  $     15,536,150   $     27,773,512   $     11,962,027   $      4,331,329   $     15,786,603
                                     ================   ================   ================   ================   ================

-------------------------------------------------------------------------------------------------
                                                               T. ROWE PRICE
                                                               INTERNATIONAL        DEVELOPING
                                                                   STOCK             MARKETS
                                                                 SUBACCOUNT         SUBACCOUNT
-------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
 Dividend income............................................  $        284,662   $         50,397
 Adverse mortality and expense charges (note 3).............          (339,663)           (55,269)
 Administrative charges.....................................           (40,760)            (6,632)
                                                              ----------------   ----------------
 Net investment income (loss)...............................           (95,761)           (11,504)
                                                              ----------------   ----------------
REALIZED GAIN (LOSS) ON INVESTMENTS:
 Realized gains on sale of fund shares......................         1,452,049            590,876
 Realized gain distributions................................            85,399                 --
                                                              ----------------   ----------------
 Net realized gain (loss) on investments....................         1,537,448            590,876
NET CHANGE IN UNREALIZED APPRECIATION OR DEPRECIATION ON
 INVESTMENTS:...............................................         2,831,006            420,768
                                                              ----------------   ----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................  $      4,272,693   $      1,000,140
                                                              ================   ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                       STATEMENT OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------------
                                                     CONSERVATIVE ALLOCATION SUBACCOUNT   MODERATE ALLOCATION SUBACCOUNT
                                                                 YEAR ENDED                         YEAR ENDED
                                                            DECEMBER 31, 2006(1)               DECEMBER 31, 2006(1)
------------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)......................           $         14,354                   $         84,019
 Net realized gain (loss) on investments...........                        577                              1,219
 Net change in unrealized appreciation or
   (depreciation) on investments...................                     (7,307)                           (30,532)
                                                              ----------------                   ----------------
   Net increase (decrease) in net assets from
     operations....................................                      7,624                             54,706
                                                              ----------------                   ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract owners............                    837,953                          6,762,635
 Transfers between subaccounts (including fixed
   accounts), net..................................                    408,546                          1,270,398
 Transfers for contract benefits and
   terminations....................................                     (1,250)                           (33,688)
 Contract charges and fees.........................                       (408)                            (1,372)
 Adjustments to annuity reserves...................                         --                                 --
                                                              ----------------                   ----------------
   Net increase (decrease) in net assets from
     contract transactions.........................                  1,244,841                          7,997,973
                                                              ----------------                   ----------------
 Total increase (decrease) in net assets...........                  1,252,465                          8,052,679
NET ASSETS:
 Beginning of period...............................                         --                                 --
                                                              ----------------                   ----------------
 Ending of period..................................           $      1,252,465                   $      8,052,679
                                                              ================                   ================

-----------------------------------------------------------------------------------------------------------------------
                                               AGGRESSIVE ALLOCATION SUBACCOUNT          MONEY MARKET SUBACCOUNT
                                                          YEAR ENDED                 YEAR ENDED          YEAR ENDED
                                                     DECEMBER 31, 2006(1)         DECEMBER 31, 2006   DECEMBER 31, 2005
-----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)................          $          9,040           $      2,298,375    $      1,015,420
 Net realized gain (loss) on investments.....                        10                         --                  --
 Net change in unrealized appreciation or
   (depreciation) on investments.............                      (847)                        --                  --
                                                       ----------------           ----------------    ----------------
   Net increase (decrease) in net assets from
     operations..............................                     8,203                  2,298,375           1,015,420
                                                       ----------------           ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract owners......                   419,618                 13,153,890          33,779,662
 Transfers between subaccounts (including
   fixed accounts), net......................                   332,377                 41,624,245          (1,168,253)
 Transfers for contract benefits and
   terminations..............................                      (600)               (39,040,113)        (25,052,734)
 Contract charges and fees...................                        --                   (428,398)           (130,719)
 Adjustments to annuity reserves.............                        --                         68              (2,019)
                                                       ----------------           ----------------    ----------------
   Net increase (decrease) in net assets from
     contract transactions...................                   751,395                 15,309,692           7,425,937
                                                       ----------------           ----------------    ----------------
 Total increase (decrease) in net assets.....                   759,598                 17,608,067           8,441,357
NET ASSETS:
 Beginning of period.........................                        --                 71,365,155          62,923,798
                                                       ----------------           ----------------    ----------------
 Ending of period............................          $        759,598           $     88,973,222    $     71,365,155
                                                       ================           ================    ================

(1) Commenced operations on October 30, 2006.

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

----------------------------------------------------------------------------------------------------------------------
                                                    BOND SUBACCOUNT                   STRATEGIC INCOME SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $      9,376,976    $      7,639,250    $        120,710    $        208,418
 Net realized gain (loss) on
   investments.........................          (927,793)            (48,459)             39,087              73,936
 Net change in unrealized appreciation
   or (depreciation) on investments....          (803,751)         (4,416,558)            (23,151)           (270,713)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations............  $      7,645,432           3,174,233             136,646              11,641
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        33,064,845          27,491,304                  --                  --
 Transfers between subaccounts
   (including fixed accounts), net.....        28,859,270          22,225,434            (162,943)            (64,458)
 Transfers for contract benefits and
   terminations........................       (44,831,350)        (39,461,944)           (787,488)         (1,050,988)
 Contract charges and fees.............          (437,650)           (494,850)             (2,174)             (2,970)
 Adjustments to annuity reserves.......            (4,050)             (2,799)                 64                  60
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................        16,651,065           9,757,145            (952,541)         (1,118,356)
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................        24,296,497          12,931,378            (815,895)         (1,106,715)
NET ASSETS:
 Beginning of period...................       265,643,526         252,712,148           3,201,503           4,308,218
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $    289,940,023    $    265,643,526    $      2,385,608    $      3,201,503
                                         ================    ================    ================    ================

----------------------------------------------------------------------------------------------------------------------
                                                HIGH INCOME SUBACCOUNT            OPPENHEIMER HIGH INCOME SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $      5,694,910    $      4,197,238    $      1,276,986    $      1,321,653
 Net realized gain (loss) on
   investments.........................           423,153             356,417          (1,208,077)         (1,042,776)
 Net change in unrealized appreciation
   or (depreciation) on investments....         1,083,025          (3,427,864)          1,320,103            (106,959)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations............         7,201,088           1,125,791           1,389,012             171,918
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        10,019,719          10,463,046                  --                  --
 Transfers between subaccounts
   (including fixed accounts), net.....        11,343,196           9,968,398          (1,334,039)         (1,407,696)
 Transfers for contract benefits and
   terminations........................       (11,516,001)         (8,456,764)         (5,584,623)         (4,699,400)
 Contract charges and fees.............          (148,397)           (127,904)            (11,900)            (25,920)
 Adjustments to annuity reserves.......               838              (1,665)                458                 443
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................         9,699,355          11,845,111          (6,930,104)         (6,132,573)
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................        16,900,443          12,970,902          (5,541,092)         (5,960,655)
NET ASSETS:
 Beginning of period...................        83,896,192          70,925,290          21,539,451          27,500,106
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $    100,796,635    $     83,896,192    $     15,998,359    $     21,539,451
                                         ================    ================    ================    ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

----------------------------------------------------------------------------------------------------------------------
                                                  BALANCED SUBACCOUNT                 LARGE CAP VALUE SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $      5,650,452    $      4,684,874    $      2,932,365    $      2,082,181
 Net realized gain (loss) on
   investments.........................        60,868,495           6,099,493          54,098,361          11,014,870
 Net change in unrealized appreciation
   or (depreciation) on investments....       (29,005,297)          1,763,157          32,990,080           7,654,659
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations............        37,513,650          12,547,524          90,020,806          20,751,710
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        21,545,488          30,455,241          32,893,982          35,559,264
 Transfers between subaccounts
   (including fixed accounts), net.....       (11,792,871)         13,577,281             998,069          11,532,707
 Transfers for contract benefits and
   terminations........................       (86,182,573)        (77,976,735)        (83,642,703)        (75,995,731)
 Contract charges and fees.............          (753,532)           (765,328)           (705,323)           (754,810)
 Adjustments to annuity reserves.......             6,500              (4,269)             13,259                 432
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................       (77,176,988)        (34,713,810)        (50,442,716)        (29,658,138)
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................       (39,663,338)        (22,166,286)         39,578,090          (8,906,428)
NET ASSETS:
 Beginning of period...................       490,164,251         512,330,537         498,120,524         507,026,952
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $    450,500,913    $    490,164,251    $    537,698,614    $    498,120,524
                                         ================    ================    ================    ================

----------------------------------------------------------------------------------------------------------------------
                                              LARGE CAP GROWTH SUBACCOUNT              MID CAP VALUE SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $     (2,263,936)   $     (1,066,293)   $       (457,577)   $       (980,843)
 Net realized gain (loss) on
   investments.........................         2,733,722           1,449,973          34,099,379          12,553,558
 Net change in unrealized appreciation
   or (depreciation) on investments....        15,066,364           2,458,083          (5,868,290)          3,079,884
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations............        15,536,150           2,841,763          27,773,512          14,652,599
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        20,403,354          13,316,372          15,902,735          13,486,148
 Transfers between subaccounts
   (including fixed accounts), net.....        (3,646,682)         (1,156,095)          1,519,372          12,815,371
 Transfers for contract benefits and
   terminations........................       (37,759,630)        (36,697,496)        (22,743,153)        (16,248,839)
 Contract charges and fees.............          (346,378)           (411,728)           (265,773)           (251,173)
 Adjustments to annuity reserves.......             2,258                (389)              1,252                (242)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................       (21,347,078)        (24,949,336)         (5,585,567)          9,801,265
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................        (5,810,928)        (22,107,573)         22,187,945          24,453,864
NET ASSETS:
 Beginning of period...................       256,021,363         278,128,936         177,359,624         152,905,760
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $    250,210,435    $    256,021,363    $    199,547,569    $    177,359,624
                                         ================    ================    ================    ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

----------------------------------------------------------------------------------------------------------------------
                                               MID CAP GROWTH SUBACCOUNT             GLOBAL SECURITIES SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $     (1,575,676)   $     (1,393,634)   $         21,656    $        (64,764)
 Net realized gain (loss) on
   investments.........................        32,350,760          13,480,831           2,259,264             871,252
 Net change in unrealized appreciation
   or (depreciation) on investments....       (18,813,057)         (3,840,346)          2,050,409           1,648,741
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations............        11,962,027           8,246,851           4,331,329           2,455,229
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        12,203,088          10,795,536           4,724,418           2,885,870
 Transfers between subaccounts
   (including fixed accounts), net.....         3,149,447           5,562,468           5,059,219           3,845,292
 Transfers for contract benefits and
   terminations........................       (17,187,000)        (13,146,350)         (2,806,355)         (1,232,794)
 Contract charges and fees.............          (179,817)           (176,066)            (46,246)            (28,480)
 Adjustments to annuity reserves.......             1,091              (1,895)                657                 768
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................        (2,013,191)          3,033,693           6,931,693           5,470,656
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................         9,948,836          11,280,544          11,263,022           7,925,885
NET ASSETS:
 Beginning of period...................       119,814,414         108,533,870          22,995,726          15,069,841
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $    129,763,250    $    119,814,414    $     34,258,748    $     22,995,726
                                         ================    ================    ================    ================

------------------------------------------------------------------------------------------------------------------------------
                                            INTERNATIONAL STOCK SUBACCOUNT       T. ROWE PRICE INTERNATIONAL STOCK SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED            YEAR ENDED              YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005     DECEMBER 31, 2006       DECEMBER 31, 2005
------------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $        309,057    $        120,001       $        (95,761)       $         20,162
 Net realized gain (loss) on
   investments.........................        10,325,401           4,130,351              1,537,448                 389,921
 Net change in unrealized appreciation
   or (depreciation) on investments....         5,152,145           2,548,439              2,831,006               3,430,589
                                         ----------------    ----------------       ----------------        ----------------
   Net increase (decrease) in net
     assets from operations............        15,786,603           6,798,791              4,272,693               3,840,672
                                         ----------------    ----------------       ----------------        ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        11,399,690           8,134,570                     --                       4
 Transfers between subaccounts
   (including fixed accounts), net.....        19,767,910          12,466,008             (1,732,807)             (1,270,586)
 Transfers for contract benefits and
   terminations........................        (7,443,763)         (4,062,369)            (5,802,170)             (6,228,007)
 Contract charges and fees.............          (102,643)            (70,018)               (26,465)                (36,880)
 Adjustments to annuity reserves.......               873                 322                    434                    (413)
                                         ----------------    ----------------       ----------------        ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................        23,622,067          16,468,513             (7,561,008)             (7,535,882)
                                         ----------------    ----------------       ----------------        ----------------
 Total increase (decrease) in net
   assets..............................        39,408,670          23,267,304             (3,288,315)             (3,695,210)
NET ASSETS:
 Beginning of period...................        57,108,788          33,841,484             29,095,609              32,790,819
                                         ----------------    ----------------       ----------------        ----------------
 Ending of period......................  $     96,517,458    $     57,108,788       $     25,807,294        $     29,095,609
                                         ================    ================       ================        ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

---------------------------------------------------------------------------------------------------
                                                                  DEVELOPING MARKETS SUBACCOUNT
                                                                 YEAR ENDED          YEAR ENDED
                                                              DECEMBER 31, 2006   DECEMBER 31, 2005
---------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)...............................  $        (11,504)   $         (3,559)
 Net realized gain (loss) on investments....................           590,876             269,438
 Net change in unrealized appreciation or (depreciation) on
   investments..............................................           420,768             722,636
                                                              ----------------    ----------------
     Net increase (decrease) in net assets from
       operations...........................................         1,000,140             988,515
                                                              ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract owners.....................                --                  --
 Transfers between subaccounts (including fixed accounts),
   net......................................................          (373,149)           (128,607)
 Transfers for contract benefits and terminations...........          (862,800)           (686,570)
 Contract charges and fees..................................            (4,109)             (4,502)
 Adjustments to annuity reserves............................                --                  --
                                                              ----------------    ----------------
   Net increase (decrease) in net assets from contract
     transactions...........................................        (1,240,058)           (819,679)
                                                              ----------------    ----------------
 Total increase (decrease) in net assets....................          (239,918)            168,836
NET ASSETS:
 Beginning of period........................................         4,532,727           4,363,891
                                                              ----------------    ----------------
 Ending of period...........................................  $      4,292,809    $      4,532,727
                                                              ================    ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION

     The CUNA Mutual Life Variable Annuity Account (the Variable Account) is a unit investment trust registered under the Investment Company Act of 1940 with the Securities and Exchange Commission (SEC). The Variable Account was established as a separate investment account within CUNA Mutual Life Insurance Company (the Company) to receive and invest net premiums paid under variable annuity contracts (Contracts).

     Although the assets in the Variable Account are the property of the Company, the assets in the Variable Account attributable to the Contracts are not chargeable with liabilities arising out of any other business which the Company may conduct. The net assets of the Variable Account are available to cover the general liabilities of the Company only to the extent that the Variable Account's assets exceed its liabilities arising under the Contracts. The Company has the right to transfer to the general account any assets of the Variable Account which are in excess of reserves and other contract liabilities. All obligations arising under the Contracts are general corporate obligations of the Company.

     The Variable Account currently sells four variable annuity products:
     MEMBERS Variable Annuity, MEMBERS Variable Annuity II, MEMBERS Choice Variable Annuity and MEMBERS Variable Annuity III.

     The accompanying financial statements include only the Contract owner deposits applicable to the variable portions of the Contracts and exclude deposits for fixed dollar benefits, which are included in the general account of the Company.

     Investments

     The Variable Account currently is divided into seventeen subaccounts but may, in the future, include additional subaccounts. Each subaccount invests exclusively in shares of a single underlying fund. (The term fund is used to mean an investment portfolio, i.e., Ultra Series Fund (Class Z shares),
     T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds, Franklin Templeton Variable Insurance Products Trust, or any other open-end management investment company or unit investment trust in which a subaccount invests.) The income, gains and losses, realized or unrealized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount.

     The Variable Account invests in shares of certain funds within the Ultra Series Fund, T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds, and Franklin Templeton Variable Insurance Products Trust. Each is a management investment company of the series type with one or more funds. Each is registered with the SEC as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the companies or their funds by the SEC.

     Ultra Series Fund currently has thirteen funds available as investment options under the Contracts. T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust each have one fund available as an investment option under the Contracts. The T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust also have other funds that are not available under the Contracts. These fund companies may, in the future, create additional funds or classes that may or may not be available as investment options under the Contracts.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     MEMBERS Capital Advisors, Inc. serves as the investment adviser to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Ultra Series Fund. The Company owns one half of MEMBERS Capital Advisors' outstanding stock and one half is owned indirectly by CUNA Mutual Insurance Society (CMIS). CMIS is joined in an agreement of permanent affiliation with the company, and the companies have a common management team and board of directors.

     T. Rowe Price International, Inc. serves as the investment adviser to the International Stock Portfolio and manages its assets in accordance with general policies and guidelines established by the board of directors of T. Rowe Price International Series, Inc.

     Massachusetts Financial Services Company (MFS) serves as the investment adviser to the MFS Strategic Income Series and manages their assets in accordance with general policies and guidelines established by the board of trustees of MFS(R) Variable Insurance Trust(SM).

     Oppenheimer Funds, Inc. serves as the investment adviser to the Oppenheimer High Income Fund/ VA and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Oppenheimer Variable Account Funds.

     Templeton Asset Management Ltd. serves as the investment adviser to the Franklin Templeton Developing Markets Securities Fund and manages its assets and makes its investments decisions.

(2) SIGNIFICANT ACCOUNTING POLICIES

     Investment Valuation

     The assets of each fund are held separate from the assets of the other funds, and each fund is offered at a price equal to its respective net asset value per share. Investments in shares of the funds are stated at market value which is the net asset value per share as determined by the funds. Transactions are recorded on a trade date basis. Realized gains and losses from security transactions are reported on an average cost basis. Income from dividends and gains from realized gain distributions from each fund are recorded on the ex-dividend date and are reinvested in that fund.

     Federal Income Taxes

     The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. The Company does not expect to incur federal income taxes on recorded earnings or the realized capital gains attributed to the Variable Account to the extent the earnings are credited under the contracts. Accordingly, no charge for income tax is currently recorded to the Variable Account. If such taxes are incurred by the Company in the future, a charge to the Variable Account may be assessed.

     Annuity Reserves

     Annuity reserves are computed for contracts in the payout stage according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 3.5%. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if reserves exceed amounts required, transfers may be made to the Company.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(3) FEES AND CHARGES

     Contract Charges

     SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE). At the time purchase payments are paid, no charge is deducted for sales expenses. However, a surrender charge is deducted upon surrender or partial withdrawal of purchase payments within 7 years of their being paid and, in certain circumstances, upon payment of a death benefit or the election of certain annuity payment options.

     For purchase payments withdrawn or surrendered within one year of having been paid, the charge is 7% of the amount of the payment withdrawn or surrendered. The surrender charge decreases by 1% for each full year that has elapsed since the purchase payment was made. No surrender charge is assessed upon the withdrawal or surrender of the contract value in excess of aggregate purchase payments or on purchase payments made more than 7 years prior to the withdrawal or surrender.

     Subject to certain restrictions for the first partial withdrawal (or surrender) in each contract year, an amount equal to 10% of aggregate purchase payments subject to a surrender charge (as of the time of withdrawal or surrender) may be surrendered without a surrender charge. The surrender charge also may be waived in certain circumstances as provided in the Contracts.

     ANNUAL CONTRACT FEE. On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts an annual contract fee of $30 from the variable contract value. After the annuity date, the Company deducts this fee from variable annuity payments. A pro-rated portion of the fee is deducted upon annuitization of a Contract except on a contract anniversary. The Company currently waives this fee for contracts with $25,000 or more of contract value.

     DEATH BENEFIT RIDER CHARGES. Optional death benefit riders are available on MEMBERS Variable Annuity II and MEMBERS Choice Variable Annuity contracts. The Maximum Anniversary Value Death Benefit and 5% Annual Guarantee Death Benefit Riders are available for issue ages 0 to 75. The minimum Death Benefit Guarantee Rider is available for issue ages 76 to 85.

     On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts rider fees from the contract value. The annual charge for each of these riders ranges from 0.15% to 0.20% of average assets during the prior contract year.

     Optional death benefit riders are also available on MEMBERS Variable Annuity III contracts. The Maximum Anniversary Value Death Benefit, 3% Annual Guarantee Death Benefit and Earnings Enhanced Death Benefit Riders are available for issue ages 0 to 75. On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts rider fees from the contract value. The annual charge for each of these riders ranges from 0.15% to 0.35% of average assets during the prior contract year.

     LIVING BENEFIT RIDERS. Generally, for Guaranteed Minimum Withdrawal Benefit riders issued on and after October 30, 2006, the annual charge is 0.60% of the average monthly Contract Value for the prior contract year. The annual charge for Guaranteed Minimum Withdrawal riders issued prior to that date is 0.50% of the average monthly contract value. The annual charge for the Guaranteed

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     Minimum Accumulation Benefit riders is 0.50% of the average monthly contract value for the prior contract year, subject to state availability.

     TRANSFER FEE. No charge is made for transfers. However, the Company reserves the right to charge $10 for the 13th and each subsequent transfer during a Contract year.

     PREMIUM TAXES. If state or other premium taxes are applicable to a Contract, they will be deducted either: (a) from purchase payments as they are received, (b) from contract value upon surrender or partial withdrawal,
     (c) upon application of adjusted contract value to an annuity payment option, or (d) upon payment of a death benefit. The Company, however, reserves the right to deduct premium taxes at the time it pays such taxes.

     Variable Account Charges

     MORTALITY AND EXPENSE RISK CHARGE. The Company deducts a daily mortality and expense risk charge to compensate it for assuming certain mortality and expense risks. The charge is deducted from the assets of the Variable Account at an annual rate of 1.15% to 1.25%.

     ADMINISTRATIVE CHARGE. The Company deducts a daily administrative charge to compensate it for certain expenses it incurs in administration of MEMBERS Variable Annuity and MEMBERS Variable Annuity III contracts. The charge is deducted from the assets of the Variable Account at an annual rate of 0.15%.

(4) PURCHASE AND SALES OF INVESTMENTS

     The cost of purchases and proceeds from sales of investments for the year ended December 31, 2006 were as follows:

----------------------------------------------------------------------------------------
                                                               PURCHASES       SALES
----------------------------------------------------------------------------------------
Conservative Allocation(1)..................................  $1,310,334    $     50,091
Moderate Allocation(1)......................................   8,089,661             479
Aggressive Allocation(1)....................................     761,801             786
Money Market Fund...........................................  83,764,870      66,155,329
Bond Fund...................................................  72,978,374      46,933,744
Strategic Income Fund.......................................     197,530       1,008,925
High Income Fund............................................  27,747,919      12,248,115
Oppenheimer High Income Fund................................   1,527,001       7,187,040
Balanced Fund...............................................  85,241,122     107,383,850
Large Cap Value Fund........................................  84,920,332      99,550,568
Large Cap Growth Fund.......................................  24,160,387      47,792,972
Mid Cap Value Fund..........................................  55,294,736      36,521,839
Mid Cap Growth Fund.........................................  48,416,265      23,527,687
Global Securities Fund......................................  13,176,694       4,970,602
International Stock Fund....................................  39,918,702       7,278,637
T. Rowe International Stock Fund............................     325,839       7,902,189
Developing Markets Fund.....................................      58,447       1,310,512

(1) Commenced operations on October 30, 2006.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(5) CHANGES IN UNITS OUTSTANDING

     The changes in units outstanding for the years ended December 31, 2006 and 2005 were as follows:

                                                         CONSERVATIVE      MODERATE       AGGRESSIVE       MONEY
                                                          ALLOCATION      ALLOCATION      ALLOCATION       MARKET        BOND
                                                         SUBACCOUNT(1)   SUBACCOUNT(1)   SUBACCOUNT(1)   SUBACCOUNT   SUBACCOUNT
                                                         -------------   -------------   -------------   ----------   -----------
Units outstanding at December 31, 2004.................                                                  5,544,592     18,801,122
Units issued...........................................                                                  9,323,446     19,178,542
Units redeemed.........................................                                                  (8,449,017)  (17,550,166)
                                                                                                         ----------   -----------
Units outstanding at December 31, 2005.................                                                  6,419,021     20,429,498
Units issued...........................................       123,256         786,195          73,167    11,250,427    23,865,279
Units redeemed.........................................          (163)         (3,410)            (58)   (9,817,153)  (21,488,879)
                                                          -----------     -----------     -----------    ----------   -----------
Units outstanding at December 31, 2006.................       123,093         782,785          73,109    7,852,295     22,805,898
                                                          ===========     ===========     ===========    ==========   ===========

                                                     STRATEGIC       HIGH      OPPENHEIMER                  LARGE CAP
                                                       INCOME       INCOME     HIGH INCOME    BALANCED        VALUE
                                                     SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                                     ----------   ----------   -----------   -----------   -----------
Units outstanding at December 31, 2004.............   282,277     5,525,981     2,038,760    35,951,162     33,059,547
Units issued.......................................         4     7,015,279            33    20,112,400     23,805,899
Units redeemed.....................................   (73,508)    (5,886,265)    (456,135)   (20,919,912)  (23,177,843)
                                                      -------     ----------    ---------    -----------   -----------
Units outstanding at December 31, 2005.............   208,773     6,654,995     1,582,658    35,143,650     33,687,603
Units issued.......................................         4     8,153,182            32    18,104,069     24,639,262
Units redeemed.....................................   (60,894)    (7,210,560)    (493,374)   (22,179,594)  (25,847,363)
                                                      -------     ----------    ---------    -----------   -----------
Units outstanding at December 31, 2006.............   147,883     7,597,617     1,089,316    31,068,125     32,479,502
                                                      =======     ==========    =========    ===========   ===========

                                                        LARGE CAP     MID CAP       MID CAP       GLOBAL     INTERNATIONAL
                                                         GROWTH        VALUE        GROWTH      SECURITIES       STOCK
                                                       SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                                       -----------   ----------   -----------   ----------   -------------
Units outstanding at December 31, 2004...............  21,186,415    10,106,300   11,973,742    1,264,667      2,791,125
Units issued.........................................  15,462,382    8,620,582    10,258,662    2,397,485      4,514,383
Units redeemed.......................................  (16,174,788)  (7,526,435)  (9,632,067)   (1,932,775)   (3,164,943)
                                                       -----------   ----------   -----------   ----------    ----------
Units outstanding at December 31, 2005...............  20,474,009    11,200,447   12,600,337    1,729,377      4,140,565
Units issued.........................................  17,026,565    9,592,690    10,859,754    2,858,968      5,594,436
Units redeemed.......................................  (17,552,924)  (9,476,154)  (10,831,528)  (2,334,066)   (3,962,643)
                                                       -----------   ----------   -----------   ----------    ----------
Units outstanding at December 31, 2006...............  19,947,650    11,316,983   12,628,563    2,254,279      5,772,358
                                                       ===========   ==========   ===========   ==========    ==========

                                                              T. ROWE PRICE
                                                              INTERNATIONAL    DEVELOPING
                                                                  STOCK         MARKETS
                                                                SUBACCOUNT     SUBACCOUNT
                                                              --------------   ----------
Units outstanding at December 31, 2004......................    2,393,181        502,585
Units issued................................................           35             --
Units redeemed..............................................     (537,649)       (87,225)
                                                                ---------       --------
Units outstanding at December 31, 2005......................    1,855,567        415,360
Units issued................................................           26             --
Units redeemed..............................................     (454,516)      (104,013)
                                                                ---------       --------
Units outstanding at December 31, 2006......................    1,401,077        311,347
                                                                =========       ========

(1) Commenced operations on October 30, 2006.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(6) FINANCIAL HIGHLIGHTS

     The table below provides per unit information of each subaccount.

-------------------------------------------------------------------------------------------------------------------------
                                   AT DECEMBER 31,                           FOR THE YEAR ENDED DECEMBER 31,
                       ---------------------------------------   --------------------------------------------------------
                       UNITS     UNIT FAIR VALUE    NET ASSETS   INVESTMENT(1)   EXPENSE RATIO(2)      TOTAL RETURN(3)
                       (000S)   LOWEST TO HIGHEST     (000S)     INCOME RATIO    LOWEST TO HIGHEST    LOWEST TO HIGHEST
-------------------------------------------------------------------------------------------------------------------------
CONSERVATIVE ALLOCATION SUBACCOUNT:
2006.................    123         $10.17            $1,252         1.56%            1.30%               1.70%***
MODERATE ALLOCATION SUBACCOUNT:
2006.................    783         $10.29            $8,053         2.41%            1.30%               2.90%***
AGGRESSIVE ALLOCATION SUBACCOUNT:
2006.................     73         $10.39              $760         1.78%            1.30%               3.9%***
MONEY MARKET SUBACCOUNT:
2006.................  7,852    $10.80 to $13.40      $88,973         4.33%       1.15% to 1.40%        3.35% to 3.08%
2005.................  6,419    $10.45 to $13.00      $71,365         2.74%       1.15% to 1.40%        1.65% to 1.33%
2004.................  5,545     10.28 to 12.83        62,924         0.91%       1.15% to 1.40%      (0.29%) to (0.47%)
2003.................  6,828     10.31 to 12.89        78,796         0.76%       1.15% to 1.40%      (0.39%) to (0.62%)
2002.................  9,769     10.35 to 12.97       115,338         1.48%       1.15% to 1.40%        0.29% to 0.08%
BOND SUBACCOUNT:
2006.................  22,806   $12.85 to $16.63     $289,940         4.62%       1.15% to 1.40%        2.80% to 2.59%
2005.................  20,429   $12.50 to $16.21     $265,644         4.14%       1.15% to 1.40%        1.38% to 1.12%
2004.................  18,801    12.33 to 16.03       252,712         4.09%       1.15% to 1.40%        2.15% to 1.91%
2003.................  19,418    12.07 to 15.73       262,584         4.39%       1.15% to 1.40%        1.86% to 1.61%
2002.................  18,843    11.85 to 15.48       258,868         5.26%       1.15% to 1.40%        7.34% to 7.05%
STRATEGIC INCOME SUBACCOUNT:*
2006.................    148         $16.13            $2,386         5.69%            1.40%                5.22%
2005.................    209         $15.33            $3,202         7.09%            1.40%                0.46%
2004.................    282          15.26             4,308         5.53%            1.40%                6.19%
2003.................    394          14.37             5,657         5.30%            1.40%                8.86%
2002.................    482          13.20             6,365         3.80%            1.40%                6.88%
HIGH INCOME SUBACCOUNT:
2006.................  7,598    $14.43 to $12.68     $100,797         7.29%       1.15% to 1.40%        7.93% to 7.73%
2005.................  6,655    $13.37 to $11.77      $83,896         6.56%       1.15% to 1.40%        1.36% to 1.12%
2004.................  5,526     13.19 to 11.64        70,925         7.10%       1.15% to 1.40%        7.67% to 7.38%
2003.................  4,030     12.25 to 10.84        48,159         6.98%       1.15% to 1.40%      17.11% to 8.40%**
2002.................  1,434          10.46            14,998         8.45%            1.15%                1.95%
OPPENHEIMER HIGH INCOME SUBACCOUNT:*
2006.................  1,089         $14.69           $15,998         8.27%            1.40%                7.94%
2005.................  1,583         $13.61           $21,539         6.90%            1.40%                0.89%
2004.................  2,039          13.49            27,500         6.62%            1.40%                7.49%
2003.................  2,587          12.55            32,476         7.82%            1.40%                22.20%
2002.................  3,245          10.27            33,317        10.94%            1.40%               (3.75%)
BALANCED SUBACCOUNT:
2006.................  31,068   $11.55 to $22.26     $450,501         2.49%       1.15% to 1.40%        8.76% to 8.48%
2005.................  35,144   $10.62 to $20.52     $490,164         2.22%       1.15% to 1.40%        2.71% to 2.45%
2004.................  35,951    10.34 to 20.03       512,331         2.35%       1.15% to 1.40%        7.04% to 6.83%
2003.................  33,802     9.66 to 18.75       475,628         2.67%       1.15% to 1.40%       15.55% to 15.24%
2002.................  31,341     8.36 to 16.27       409,569         2.99%       1.15% to 1.40%     (12.18%) to (12.39%)
LARGE CAP VALUE SUBACCOUNT:
2006.................  32,480   $11.49 to $31.10     $537,699         1.85%       1.15% to 1.40%       19.19% to 18.88%
2005.................  33,688    $9.64 to $26.16     $498,121         1.71%       1.15% to 1.40%        4.33% to 4.14%
2004.................  33,060     9.24 to 25.12       507,027         1.59%       1.15% to 1.40%       11.19% to 10.86%
2003.................  29,950     8.31 to 22.66       458,665         1.65%       1.15% to 1.40%       24.40% to 24.16%
2002.................  27,219     6.68 to 18.25       379,088         1.29%       1.15% to 1.40%     (22.42%) to (22.64%)
LARGE CAP GROWTH SUBACCOUNT:
2006.................  19,948    $8.51 to $27.06     $250,210         0.36%       1.15% to 1.40%        6.64% to 6.41%
2005.................  20,474    $7.98 to $25.43     $256,021         0.89%       1.15% to 1.40%        1.27% to 0.99%
2004.................  21,186     7.88 to 25.18       278,129         0.73%       1.15% to 1.40%        7.65% to 7.42%
2003.................  18,905     7.32 to 23.44       256,091         0.49%       1.15% to 1.40%       27.75% to 27.39%
2002.................  16,585     5.73 to 18.40       203,225         0.22%       1.15% to 1.40%     (32.19%) to (32.38%)

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

-------------------------------------------------------------------------------------------------------------------------
                                   AT DECEMBER 31,                           FOR THE YEAR ENDED DECEMBER 31,
                       ---------------------------------------   --------------------------------------------------------
                       UNITS     UNIT FAIR VALUE    NET ASSETS   INVESTMENT(1)   EXPENSE RATIO(2)      TOTAL RETURN(3)
                       (000S)   LOWEST TO HIGHEST     (000S)     INCOME RATIO    LOWEST TO HIGHEST    LOWEST TO HIGHEST
-------------------------------------------------------------------------------------------------------------------------
MID-CAP VALUE SUBACCOUNT:
2006.................  11,317   $17.16 to $22.79     $199,548         0.99%       1.15% to 1.40%       15.63% to 15.33%
2005.................  11,200   $14.84 to $19.76     $177,360         0.64%       1.15% to 1.40%        9.04% to 8.81%
2004.................  10,106    13.61 to 18.16       152,906         1.02%       1.15% to 1.40%       14.56% to 14.29%
2003.................  8,857     11.88 to 15.89       119,843         0.53%       1.15% to 1.40%       29.69% to 29.40%
2002.................  7,465      9.16 to 12.28        80,076         0.51%       1.15% to 1.40%     (18.36%) to (18.57%)
MULTI-CAP GROWTH SUBACCOUNT:
2006.................  12,629    $7.68 to $16.53     $129,763         0.00%       1.15% to 1.40%       10.19% to 9.83%
2005.................  12,600    $6.97 to $15.05     $119,814         0.00%       1.15% to 1.40%        7.56% to 7.27%
2004.................  11,974     6.48 to 14.03       108,534         0.03%       1.15% to 1.40%       12.11% to 11.88%
2003.................  9,588      5.78 to 12.54        84,967         0.00%       1.15% to 1.40%      31.96% to 25.40%**
2002.................  2,557          4.38             11,206         0.01%            1.15%               (26.14%)
GLOBAL SECURITIES SUBACCOUNT:
2006.................  2,254    $14.92 to $21.25      $34,259         1.26%       1.15% to 1.40%       16.02% to 15.74%
2005.................  1,729    $12.86 to $18.36      $22,996         0.82%       1.15% to 1.40%       12.71% to 12.43%
2004.................  1,265     11.41 to 16.33        15,070         0.28%       1.15% to 1.40%       17.03% to 16.81%
2003.................    690      9.75 to 13.98         7,080         1.06%       1.15% to 1.40%      39.68% to 39.80%**
2002.................    439          6.98              3,067         0.49%            1.15%               (22.62%)
INTERNATIONAL STOCK SUBACCOUNT:
2006.................  5,772    $15.87 to $21.78      $96,517         1.58%       1.15% to 1.40%       22.83% to 22.50%
2005.................  4,141    $12.92 to $17.78      $57,109         1.47%       1.15% to 1.40%       15.25% to 14.93%
2004.................  2,791     11.21 to 15.47        33,841         1.54%       1.15% to 1.40%       19.13% to 18.82%
2003.................  1,845      9.41 to 13.02        19,212         0.75%       1.15% to 1.40%      31.98% to 30.20%**
2002.................    748          7.13              5,329         1.11%            1.15%               (9.06%)
T. ROWE PRICE INTERNATIONAL STOCK SUBACCOUNT:*
2006.................  1,401         $18.42           $25,807         1.04%            1.40%                17.47%
2005.................  1,856         $15.68           $29,096         1.47%            1.40%                14.45%
2004.................  2,393          13.70            32,791         1.03%            1.40%                12.20%
2003.................  2,931          12.21            35,788         1.14%            1.40%                28.66%
2002.................  4,107          9.49             38,963         0.84%            1.40%               (19.37%)
DEVELOPING MARKETS SUBACCOUNT:*
2006.................    311         $13.79            $4,293         1.13%            1.40%                26.40%
2005.................    415         $10.91            $4,533         1.31%            1.40%                25.69%
2004.................    503          8.68              4,364         1.84%            1.40%                22.95%
2003.................    624          7.06              4,404         1.14%            1.40%                50.85%
2002.................    842          4.68              3,938         1.44%            1.40%               (1.47%)

------------------------

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.

(2) These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded. Prior to 2004, only two products were available; therefore, these two products represent the low and high values of the range presented for those years. An additional product was added in 2004 with an expense ratio of 1.30%.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

*   This subaccount is available in the MEMBERS Variable Annuity product only.

**  For the period of May 1, 2003 through December 31, 2003.

*** For the period October 30, 2006 through December 31, 2006.
------------------------

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(7) RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("Fin 48"), which is effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for income taxes recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. The Company will adopt FIN 48 for the year ending December 31, 2007. Management is currently evaluating the impact, if any, on the Company's financial statements of implementing FIN 48.

     In September 2006, FASB issued Statement of Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). This standard expands the disclosure that is required for the use of fair value to measure assets and liabilities. The new disclosure will focus on the inputs used to measure fair value and the effect, if any, on the measurements on earnings (or changes in net assets) for the period. SFAS 157 is effective for the Company for the year ending December 31, 2008. Management is currently evaluating the impact, if any, on the Company's financial statements of adopting SFAS 157.

(8) REORGANIZATION

     CMIS and its wholly owned subsidiaries currently domiciled in Wisconsin have received permission from the Wisconsin Insurance Department to redomicile to Iowa during 2007, subject to final approval by the CMIS's policyholders. Once approval is received from the CMIS's policyholders, CMIS and its Wisconsin domiciled subsidiaries will apply to domicile in Iowa. No objections have been received from Iowa and approval to redomesticate is expected in 2007.

     CMIS and the Company have been joined in a permanent affiliation agreement since 1990. CMIS and the Company plan to apply to the Iowa Insurance Department to merge the two companies with CMIS as the surviving company. If the Board of Directors and the policyholders of both companies and the Iowa Insurance Department approve the merger, CMIS and the Company plan to complete the merger by December 31, 2007.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of CUNA Mutual Life Insurance Company and Contract Owners of CUNA Mutual Life Variable Annuity Account:

We have audited the accompanying statement of assets and liabilities of the Conservative Allocation, Moderate Allocation, Aggressive Allocation, Money Market, Bond, Strategic Income, High Income, Oppenheimer High Income, Balanced, Large Cap Value, Large Cap Growth, Mid Cap Value, Mid Cap Growth, Global Securities, International Stock, T. Rowe Price International Stock, and Developing Markets Subaccounts (the "Subaccounts") comprising CUNA Mutual Life Variable Annuity Account (the "Variable Account") of CUNA Mutual Life Insurance Company as of December 31, 2006, the related statements of operations for the periods during the year then ended and the statements of changes in net assets for the periods during the two years then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Subaccounts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Subaccounts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Subaccounts of the CUNA Mutual Life Variable Annuity Account of CUNA Mutual Life Insurance Company as of December 31, 2006, the results of their operations and the changes in their net assets for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Chicago, Illinois
March 16, 2007

[KPMG LLP LOGO]
                     KPMG LLP                           Telephone (416) 777-8800
                     Chartered Accountants              Telephone (416) 777-8800
                     Suite 3300 Commerce Court West     Internet   www.kpmg.ca
                     PO Box 31 Stn Commerce Court
                     Toronto ON    M5L 1B2
                     Canada



AUDITORS' REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheet of The CUMIS Group Limited as at December 31, 2006 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.


(signed) KPMG LLP


Chartered Accountants

Toronto, Canada

February 16, 2007



               KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss cooperative.

[KPMG LLP LOGO]
                     KPMG LLP                           Telephone (416) 777-8800
                     Chartered Accountants              Telephone (416) 777-8800
                     Suite 3300 Commerce Court West     Internet   www.kpmg.ca
                     PO Box 31 Stn Commerce Court
                     Toronto ON    M5L 1B2
                     Canada



AUDITORS' REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheet of The CUMIS Group Limited as at December 31, 2005 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP


Chartered Accountants

Toronto, Canada

February 21, 2006



               KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss cooperative.

[KPMG LLP LOGO]
                     KPMG LLP                          Telephone (416) 777-8800
                     Chartered Accountants             Telephone (416) 777-8800
                     Suite 3300 Commerce Court West    Internet   www.kpmg.ca
                     PO Box 31 Stn Commerce Court
                     Toronto ON M5L 1B2
                     Canada



AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheet of The CUMIS Group Limited as at December 31, 2004 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP


Chartered Accountants

Toronto, Canada

February 21, 2005


                           KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss cooperative.

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Insurance Company

We have audited the accompanying balance sheets of CMG Mortgage Insurance Company (the Company) as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Insurance Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

February 10, 2006
Los Angeles, California

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Assurance Company

We have audited the accompanying balance sheets of CMG Mortgage Assurance Company (the Company) as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Assurance Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

February 10, 2006
Los Angeles, California

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Insurance Company

We have audited the accompanying balance sheets of CMG Mortgage Insurance Company (the Company) as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

February 14, 2007
Los Angeles, California

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Assurance Company

We have audited the accompanying balance sheets of CMG Mortgage Assurance Company (the Company) as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Assurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

February 14, 2007
Los Angeles, California

                                     PART C

                                OTHER INFORMATION


ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

     All required financial statements are included in Part B.

(b)  Exhibits

     1.(a) Certified resolution of the board of directors of Century Life of America (the "Company") establishing Century Variable Annuity Account (the "Account"). Incorporated herein by reference to post-effective amendment number 5 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 16, 1996.

     1.(b) Certified resolution of the board of directors of CUNA Mutual Insurance Society approving the merger between CUNA Mutual Insurance Society and CUNA Mutual Life Insurance Company and the name change of the variable account. Filed herewith.

     2.      Not Applicable.

     3.(a)i Distribution Agreement Between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc. for Variable Annuity Contracts dated January 1, 1997. Incorporated herein by reference to post-effective amendment number 6 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

     (a)ii Amended and Restated Distribution Agreement Between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. for Variable Annuity Contracts effective January 1, 2008. Filed herewith.

     (b)i Servicing Agreement related to the Distribution Agreement between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc. for Variable Annuity Contracts dated January 1, 1997. Incorporated herein by reference to post-effective amendment number 6 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

     (b)ii Amended and Restated Servicing Agreement related to the Distribution Agreement between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. for Variable Annuity Contracts effective January 1, 2008. Filed herewith.

     4.(a)i Variable Annuity Contract. Incorporated herein by reference to post-effective amendment number 1 to Form N-4 registration statement (File No. 333-40320) filed with the Commission on April 17, 2001.

     (a)ii   Variable Annuity Contract, Form 2000-CVA. Filed herewith.

     (b) State Variations to Contract Form No. 2000-CVA. . Incorporated herein by reference to post-effective amendment number 4 to Form N-4 registration statement (File No. 333-40320) filed with the Commission on April 29, 2003.

     (c)i    Tax Sheltered Variable Annuity (TSA) Endorsement, Form No. 1659
             (VANN). Incorporated herein by reference to post-effective amendment number 7 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 17, 1998.

     (c)ii Tax Sheltered Variable Annuity (TSA) Endorsement, Form No. 1659(VANN)2002). Filed herewith.

     (d)i IRA Endorsement, Form No. 3762 (VANN) 2000. Incorporated herein by reference to post-effective amendment number 1 to Form N-4 registration statement (File No. 333-40320) filed with the Commission on April 17, 2001.

     (d)ii   IRA Endorsement, Form No. 1659(VANN)2002. Filed herewith.

     (e)i Roth IRA Endorsement, Form No. 99-VAROTH. Incorporated herein by reference to post-effective amendment number 9 to Form N-4 registration statement (File NO. 33-73738) filed with the Commission on April 22, 1999.

     (e)ii   Roth IRA Endorsement, Form No. 2006-VAROTH. Filed herewith.

     (f)i 5% Guarantee Death Benefit Rider. Incorporated herein by reference to Form N-4 initial registration statement (File No. 333-40304) filed with the Commission on June 28, 2000.

     (f)ii 5% Guarantee Death Benefit Rider, Form No. 2000-5AG-RVI. Filed herewith.

     (g) 7 Year Anniversary Value Death Benefit Rider. Incorporated herein by reference to Form N-4 initial registration statement (File No. 333-40304) filed with the Commission on June 28, 2000.

     (h)i Maximum Anniversary Value Death Benefit Rider. Incorporated herein by reference to Form N-4 initial registration statement (File No. 333-40304) filed with the Commission on June 28, 2000.

     (h)ii Maximum Anniversary Value Death Benefit Rider, Form No. 2000-MAV-RVI. Filed herewith.

     (i)i Amendment to Contract, Form No. 2002-VAAMEND. Incorporated herein by reference to post-effective amendment number 2 to Form N-4 registration statement (File No. 333-40320) filed with the Commission on February 28, 2002.

     (i)ii   Amendment to Contract, Form No. 2002-VAAMEND. Filed herewith.

     (j)i Change of Annuitant Endorsement. Incorporated herein by reference to post-effective amendment number 6 to Form N-4 registration statement (File No. 333-40320) filed with the Commission on April 28, 2005.

     (k)ii Change of Annuitant Endorsement, Form No. 2004-ANCHANGE. Filed herewith.

     (l)i Income Payment Increase Endorsement. Incorporated herein by reference to post-effective amendment number 6 to Form N-4 registration statement (File No. 333-40320) filed with the Commission on April 28, 2005.

     (l)ii Income Payment Increase Endorsement, Form No. 2004-IPI. Filed herewith.

     (m) CUNA Mutual Life Insurance Company and CUNA Mutual Insurance Society Merger Endorsement dated December 31, 2007. Filed herewith.

     5.(a) Variable Annuity Application. Incorporated herein by reference to pre-effective amendment number 1 to Form N-4 registration statement (File No. 333-40320) filed with the Commission on October 31, 2000.

     (b) State Variations to Application Form No. 2002-CVAAPP. Incorporated herein by reference to post-effective amendment number 4 to Form N-4 registration statement (File No. 333-40320) filed with the Commission on April 25, 2003.

     (c) State Variations to Application Form No. 2003-CVAAPP. Incorporated herein by reference to post-effective amendment number 9 to Form N-4 registration statement (File No. 333-40320) filed with the Commission on April 27, 2007.

     (d) MEMBERS Choice Variable Application, Form No. CVAAPP-2003. Filed herewith.

     6.(a) Certificate of Existence of the CUNA Mutual Insurance Society. Filed herewith.

     (b) Amended and Restated Articles of Incorporation of CUNA Mutual Insurance Society. Filed herewith.

     (c) Amended and Restated Bylaws of CUNA Mutual Insurance Society. Filed herewith.

     7.      Not Applicable.

     8.(a)i Rule 22c-2 Shareholder Information Agreement between Ultra Series Fund and CUNA Mutual Life Insurance Company dated October 16, 2006. Incorporated herein by reference to Form N-4 post effective amendment no. 9 (File No. 333-40304) filed with the Commission on April 27, 2007.

     (a)ii Amendment to Rule 22c-2 Shareholder Information Agreement between Ultra Series Fund and CUNA Mutual Insurance Society effective October 16, 2006. Filed herewith.

     9.(a) Opinion of Counsel from Kevin S. Thompson. Incorporated herein by reference to pre-effective amendment number 1 to Form N-4 registration statement (File No. 333-40320) filed with the Commission on October 31, 2000.

     9.(b)   Opinion of Counsel. Filed herewith.

     10.     (i)   Deloitte & Touche LLP Consent. Filed herewith.

             (ii)  KPMG Consent. Filed herewith.

             (iii) Ernst & Young Consent. Filed herewith.

     11.     Not applicable.

     12.     Not applicable.

     13.     Powers of Attorney. Filed herewith.

ITEM 25. DIRECTORS AND OFFICERS OF THE COMPANY

NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICE WITH DEPOSITOR
-----------------------------------     -----------------------------------
Eldon R. Arnold                         Director
5401 West Dirksen Pkwy
Peoria, IL 61607

James L. Bryan                          Director
777 E. Campbell Road
Richardson, TX 75081-1891

Loretta M. Burd                         Director & Chairman of the Board
1430 National Road
Columbus, IN 47201

William B. Eckhardt                     Director
4000 Credit Union Drive, #600
Anchorage, AK 99503

Joseph J. Gasper, Jr.                   Director
5525 Parkcenter Circle
Dublin, OH 73017

Bert J. Hash, Jr.                       Director
7 East Redwood Street, 17th Floor
Baltimore, MD 21202

Victoria W. Miller                      Director
One CNN Center
Atlanta, GA 30303

C. Alan Peppers                         Director & Vice Chairman of the Board
3700 East Alameda Avenue
Denver, CO 80209

Jeff Post                               Director
5910 Mineral Point Road
Madison, WI 53705

Neil A. Springer                        Director
1755 South Naperville Road, Suite 100
Wheaton, IL 60187

Farouk D.G. Wang                        Director
2525 Maile Way
Honolulu, HI 96822

Larry T. Wilson                         Director
1000 Saint Albans Drive
Raleigh, NC 27609

James W. Zilinski                       Director
700 South Street
Pittsfield, MA 01201

EXECUTIVE OFFICERS
David P. Marks*                         CUNA Mutual Insurance Society
                                        Executive Vice President and Chief Investment Officer

Jeffrey D. Holley*                      CUNA Mutual Insurance Society
                                        Executive Vice President and Chief Finance Officer

David Lundgren*                         CUNA Mutual Insurance Society
                                        Executive Vice President and Chief Administrative Officer

Jeff Post*                              CUNA Mutual Insurance Society
                                        President and Chief Executive Officer

Robert N. Trunzo*                       CUNA Mutual Insurance Society
                                        Executive Vice President and Chief Sales Officer

*    Principal place of business is 5910 Mineral Point Road, Madison, WI 53705.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. The Company is a mutual life insurance company and therefore is controlled by its contractowners. Nonetheless, various companies and other entities are controlled by the Company and may be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organization charts.

CUNA Mutual Insurance Society is a mutual life insurance company and therefore is controlled by its contract owners. Various companies and other entities are controlled by CUNA Mutual Insurance Society and various companies may be considered to be under common control with CUNA Mutual Insurance Society. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in the following organization charts. By virtue of a merger effective January 1, 2008, CUNA Mutual Life Insurance Company (of Iowa) has merged with and into CUNA Mutual Insurance Society.

                          CUNA Mutual Insurance Society
                   Organizational Chart As Of January 1, 2008

CUNA Mutual Insurance Society
State of domicile: Iowa

CUNA Mutual Insurance Society, either directly or indirectly, is the controlling company of the following wholly-owned subsidiaries:

1.   CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

     CUNA Mutual Investment Corporation is the owner of the following subsidiaries:

          a.   CUMIS Insurance Society, Inc.
               State of domicile: Iowa

               CUMIS Insurance Society, Inc. is the owner of the following subsidiary:

                    (1)  CUMIS Specialty Insurance Company, Inc.
                         State of domicile: Iowa

          b.   CUNA Brokerage Services, Inc.
               State of domicile: Wisconsin

          c.   CUNA Mutual General Agency of Texas, Inc.
               State of domicile: Texas

                                                                         Choice

                    (1)  MEMBERS Financial Services, Inc.
                         Ownership: For regulatory purposes, MEMBERS Financial Services, Inc. is currently owned by two individuals, each owning 50% of the stock. State of domicile: Texas

          d.   MEMBERS Life Insurance Company
               State of domicile: Iowa

          e.   International Commons, Inc.
               State of domicile: Wisconsin

          f.   CUNA Mutual Insurance Agency, Inc.
               State of domicile: Wisconsin

               CUNA Mutual Insurance Agency, Inc. is the 100% owner of the following subsidiary:

                    (1)  CUNA Mutual Casualty Insurance Agency of Mississippi,
                         Inc.
                         State of domicile: Mississippi

          g.   Stewart Associates Incorporated
               State of domicile: Wisconsin

          h.   CUNA Mutual Business Services, Inc.
               State of domicile: Wisconsin

          i.   Lending Call Center Services, LLC
               92% ownership by CUNA Mutual Investment Corporation State of domicile: Delaware

          j.   Lenders Protection, LLC
               50% ownership by CUNA Mutual Insurance Society
               State of domicile: Delaware

          k.   Union Charter Holding, LLC
               State of domicile: Delaware

               Union Charter Holding, LLC is the owner of the following subsidiary:

                    (1)  Union Financial Services, LLC
                         Industrial Loan Company
                         State of domicile: Utah

          l.   MEMBERS Biz Source, LLC
               State of domicile: Delaware

          m.   MEMBERS Capital Advisors, Inc.
               50% ownership by CUNA Mutual Investment Corporation 50% ownership by CUNA Mutual Insurance Society
               State of domicile: Iowa
               MCA is the investment adviser to the Ultra Series Fund


2.   CUNA Caribbean Insurance Society Limited
     Country of domicile: Trinidad and Tobago

     CUNA Caribbean Insurance Society Limited is the owner of the following subsidiary:

          a.   CUNA Caribbean Insurance Services Limited
               Country of domicile: Trinidad and Tobago

3.   CUNA Mutual Australia Holding Co. Pty. Ltd.
     Country of domicile: Australia

     CUNA Mutual Australia Holding Co. Pty. Ltd. is the owner of the following subsidiary:

          a.   CUNA Mutual Life Australia, Ltd.
               Country of domicile: Australia

4.   CUNA Mutual Group, Limited
     Country of domicile: U.K.

5.   CUNA Mutual Group Holdings Europe, Ltd.
     Country of domicile: Ireland

          a.   CUNA Mutual Group Services (Ireland) Limited
               Country of domicile: Ireland

          b.   CUNA Mutual Life Assurance (Europe), Limited
               Country of domicile: Ireland

CUNA Mutual Insurance Society, either directly or through a wholly-owned subsidiary, has a partial ownership interest in the following:

1.   The CUMIS Group Limited
     87.4% ownership by CUNA Mutual Insurance Society
     Country of domicile: Canada

     The CUMIS Group Limited is the 100% owner of the following companies:

          a.   CUMIS Life Insurance Company
               Country of domicile: Canada

          b.   CUMIS General Insurance Company
               Country of domicile: Canada

          c.   MemberCARE Financial Services Limited
               Country of domicile: Canada

          d.   MemberCARE Financial Services Partnership
               Country of domicile: Canada

          e.   CUMIS Services Limited
               Country of domicile: Canada

          f.   WESTCU Insurance Services Limited
               Country of domicile: Westminster, Canada

          The CUMIS Group Limited is the 50% owner of the following company:

          a.   Credential Financial, Inc.
               Country of domicile: Canada

2.   MEMBERS Development Company LLC
     49% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

     The following company is a wholly-owned subsidiary of MEMBERS Development Company, LLC:

          a.   CU Biz Source, LLC
               State of domicile: Delaware

3.   MEMBERS Trust Company
     17.31% ownership by MEMBERS Development Company
     State of domicile: Florida

4.   CMG Mortgage Insurance Company
     50% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

5.   CMG Mortgage Assurance Company
     50% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

6.   CMG Mortgage Reinsurance Company
     50% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

7.   Credit Union Service Corporation
     10% ownership by CUNA Mutual Insurance Society
     State of domicile: Georgia

8.   CUNA Mutual Australia Limited
     100% ownership by CUNA Mutual Australia Holding Company Pty. Limited Country of domicile: Australia

     CUNA Mutual Australia Limited is the 100% owner of the following companies:

          a.   CUNA Mutual Insurance Brokers Pty Limited
               Country of Domicile: Australia

          b. CUNA Mutual Technology Services Australia Pty Limited Country of Domicile: Australia

               The following company is owned 100% by CUNA Mutual Technology Services Australia Pty Limited:

                    (1) CUNA Mutual Insurance Brokers Pty Limited Country of Domicile: Australia

9.   CUNA Strategic Services, Inc.
     1.4% of ownership by CUNA Mutual Insurance Society
     State of domicile: Wisconsin

10.  CMIA Wisconsin, Inc.
     State of domicile: Wisconsin

          a.  League Insurance Agency, Inc.
              State of domicile: Wisconsin

                    (1)  Members Protection Insurance Plans
                         State of domicile: Connecticut

11.  Producers Ag Insurance Group
     24.6% of ownership by CUNA Mutual Insurance Society
     State of domicile: Delaware

Partnerships

1.   CM CUSO Limited Partnership, a Washington Partnership
     CUMIS Insurance Society, Inc. - General Partner
     State of domicile: Washington

2.   The Center for Credit Union Innovation LLC
     33.3% ownership by CUNA Mutual Insurance Society
     33.3% ownership by CUNA & Affiliates
     State of domicile: Wisconsin

3.   HRValue Group LLC
     30% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

Affiliated (Nonstock)

1.   CUNA Mutual Group Foundation, Inc.
     Non-profit foundation 501(c)(3)
     State of domicile: Wisconsin

ITEM 27. NUMBER OF CONTRACTOWNERS

     As of October 31, 2007, there were 568 non-qualified contracts outstanding and 527 qualified contracts outstanding.

ITEM 28. INDEMNIFICATION.

     Section 10 of the Amended and Restated Bylaws of the Company and Article XI of the Company's Amended and Restated Articles of Incorporation together provide for indemnification of officers or directors of the Company against claims and liabilities the officers or directors become subject to by reason of having served as officer or director of the Company or any subsidiary or affiliate company. Such indemnification covers liability for all actions alleged to have been taken, omitted, or neglected by such person in the line of duty as director or officer, except liability arising out of the officers' or directors' willful misconduct.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

     (a) CUNA Brokerage is the registrant's principal underwriter and for certain variable life insurance contracts issued by CUNA Mutual Variable Annuity Account and CUNA Mutual Variable Life Insurance Account. CUNA Brokerage is also principal underwriter for the Ultra Series Fund, an underlying Fund for the Company's variable products.

     (b)  Officers and Directors of CUNA Brokerage.

NAME AND PRINCIPAL BUSINESS ADDRESS   POSITIONS AND OFFICE WITH UNDERWRITER
-----------------------------------   -------------------------------------
Mark E. Backes**                      Director, Vice Chairman & President/CEO
John A. Chosy*                        Assistant Secretary
Steve H. Dowden*                      Director & Chairman
Mark Everson                          Director
14985 Glazier Avenue
Apple Valley, MN 55124-7440
Katherine I. Grete**                  Assistant Treasurer
Timothy Halevan**                     Chief Compliance Officer
David J. Hughes**                     Secretary & Treasurer
Sheila M. Kittleson**                 Assistant Treasurer
Kevin T. Lenz*                        Director
Tracy K. Lien*                        Assistant Secretary
James H. Metz*                        Director
John R. Ridge                         Director
400 North Lakewood Parkway
Vernon Hills, IL 60061
Steve R. Suleski*                     Vice President
Mark T. Warshauer*                    Director

* The principal business address of these persons is: 5910 Mineral Point Road, Madison, WI 53705.

** The principal business address of these persons is: 2000 Heritage Way, Waverly, IA 50677.

     (c) CUNA Brokerage Services is the only principal underwriter. The Distribution Agreement between the Company and CUNA Brokerage Services and the Related Servicing Agreement between the Company and CUNA Brokerage Services specify the services provided by each party. Those contracts have been filed as exhibits under Item 24(b)(3). The Company pays a dealer concession of approximately six percent, as more fully described in Schedule A of the Servicing Agreement. The total dealer's concession for the year ended December 31, 2006, was $834,857. The contracts provide that the Company performs certain functions on behalf of the distributor. For example, the Company sends confirmation statements to Owners and the Company maintains payroll records for the registered representatives. Some of the dealer concession is used to reimburse the Company for the services it performs on behalf of the distributor.

                                       (2)
                                Net Underwriting         (3)             (4)
             (1)                  Discounts and    Compensation on    Brokerage         (5)
Name of Principal Underwriter      Commissions       Redemption      Commissions   Compensation
-----------------------------   ----------------   ---------------   -----------   ------------
CUNA Brokerage Services, Inc.       $834,857              0            $809,811       $25,046

ITEM 30. LOCATION BOOKS AND RECORDS

     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules there under, are maintained by the Company at 2000 Heritage Way, Waverly, Iowa 50677 or at MEMBERS Capital Advisors, Inc. or CUNA Mutual Group, both at 5910 Mineral Point Road, Madison, Wisconsin 53705.

ITEM 31. MANAGEMENT SERVICES

     All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

     (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the Contracts offered herein are being accepted.

     (b) The registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove and send to the Company for a statement of additional information.

     (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

     (d) CUNA Mutual Insurance Society represents that in connection with its offering of the Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

     (e) CUNA Mutual Insurance Society represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by CUNA Mutual Insurance Society.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed in its behalf by the undersigned, duly authorized, in the City of Madison, and State of Wisconsin on this 2nd day of January, 2008.

                                        CUNA MUTUAL VARIABLE ANNUITY ACCOUNT
                                        (REGISTRANT)


                                        By: /s/ Jeff Post
                                            ------------------------------------
                                            Jeff Post
                                            President and Chief Executive
                                            Officer


                                        CUNA MUTUAL INSURANCE SOCIETY
                                        (DEPOSITOR)


                                        By: /s/ Jeff Post
                                            ------------------------------------
                                            Jeff Post
                                            President and Chief Executive
                                            Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE AND TITLE                     DATE
-------------------                     ----


By: /s/ Andrew Michie                   January 2, 2008
    ---------------------------------
    Andrew Michie
    VP - Corporate Controller


By: /s/ Jeffrey D. Holley               January 2, 2008
    ---------------------------------
    Jeffrey D. Holley
    Chief Financial Officer


By: /s/ Jeff Post                       January 2, 2008
    ---------------------------------
    Jeff Post
    Director, President and Chief
    Executive Officer



By: /s/ Eldon R. Arnold*                January 2, 2008
    ---------------------------------
    Eldon R. Arnold
    Director


By: /s/ James L. Bryan*                 January 2, 2008
    ---------------------------------
    James L. Bryan
    Director


By: /s/ Loretta M. Burd*                January 2, 2008
    ---------------------------------
    Loretta M. Burd
    Director and Chairman of the Board


By: /s/ William B. Eckhardt*            January 2, 2008
    ---------------------------------
    William B. Eckhardt
    Director


By: /s/ Joseph J. Gasper*               January 2, 2008
    ---------------------------------
    Joseph J. Gasper
    Director


By: /s/ Bert J. Hash, Jr.*              January 2, 2008
    ---------------------------------
    Bert J. Hash, Jr.
    Director


By: /s/ Victoria W. Miller*             January 2, 2008
    ---------------------------------
    Victoria W. Miller
    Director


By: /s/ C. Alan Peppers*                January 2, 2008
    ---------------------------------
    C. Alan Peppers
    Director and Vice Chairman of
    the Board


By: /s/ Neil A. Springer*               January 2, 2008
    ----------------------------------
    Neil A. Springer
    Director



By: /s/ Farouk D. G. Wang*              January 2, 2008
    ---------------------------------
    Farouk D. G. Wang
    Director


By: /s/ Larry T. Wilson*                January 2, 2008
    ---------------------------------
    Larry T. Wilson
    Director


By: /s/ James W. Zilinski*              January 2, 2008
    ---------------------------------
    James W. Zilinski
    Director

* Signed pursuant to Power of Attorney dated December 7, 2007, filed electronically with the Registration Statement on January 2, 2008.


By: /s/ Steven R. Suleski
    ---------------------------------
    Steven R. Suleski
    Vice President

                                  EXHIBIT INDEX

1.(b) Certified resolution of the board of directors of CUNA Mutual Insurance Society approving the merger between CUNA Mutual Insurance Society and CUNA Mutual Life Insurance Company and the name change of the variable account.

3.(a)ii Amended and Restated Distribution Agreement Between CUNA Mutual
        Insurance Society and CUNA Brokerage Services, Inc. for Variable Annuity Contracts

3.(b)ii Amended and Restated Servicing Agreement related to the Distribution
        Agreement between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. for Variable Annuity Contracts

4.(a)ii Variable Annuity Contract, Form 2000-CVA.

4.(c)ii Tax Sheltered Variable Annuity (TSA) Endorsement, Form No.
        1659(VANN)2002).

4.(d)ii IRA Endorsement, Form No. 1659(VANN)2002.

4.(e)ii Roth IRA Endorsement, Form No. 2006-VAROTH.

4.(f)ii 5% Guarantee Death Benefit Rider, Form No. 2000-5AG-RVI.

4.(h)ii Maximum Anniversary Value Death Benefit Rider, Form No. 2000-MAV-RVI.

4.(i)ii Amendment to Contract, Form No. 2002-VAAMEND.

4.(k)ii Change of Annuitant Endorsement, Form No. 2004-ANCHANGE.

4.(l)ii Income Payment Increase Endorsement, Form No. 2004-IPI.

4.(m) CUNA Mutual Life Insurance Company and CUNA Mutual Insurance Society Merger Endorsement dated December 31, 2007.

5.(d)   MEMBERS Choice Variable Application, Form No. CVAAPP-2003.

6.(a)   Certificate of Existence of CUNA Mutual Insurance Society.

6.(b) Amended and Restated Articles of Incorporation of CUNA Mutual Insurance Society.

6.(c)   Amended and Restated Bylaws of CUNA Mutual Insurance Society.

8.(a)ii Amendment to Rule 22c-2 Shareholder Information Agreement between Ultra
        Series Fund and CUNA Mutual Insurance Society

9.(b)   Opinion of Counsel.

10.     (i)   Deloitte & Touche LLP Consent

        (ii)  KPMG Consent

        (iii) Ernst & Young Consent

13.     Powers of Attorney